Exhibit 99.1

SUN LIFE FINANCIAL INC. 2023 Notice of annual meeting of common shareholders May 11, 2023 Management Information Circular Sun Life

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Thursday, May 11, 2023 at 5:00 p.m. (Toronto time).

As in prior years, shareholders will have the opportunity to virtually attend the meeting, ask questions and vote on a number of important matters by way of live webcast at https://web.lumiagm.com/451195677. Subject to ongoing developments related to the COVID-19 pandemic, and being permitted by public health guidelines, the meeting will also be held at Sun Life’s head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada. Shareholders are advised to check our website www.sunlife.com/2023agm periodically in advance of the meeting for any updates on in person attendance in light of the COVID-19 pandemic.

The business of the meeting is described in the accompanying Notice of our 2023 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders.

Your vote is important. If you cannot attend the meeting, please vote by submitting your proxy by mail, internet or telephone by 5:00 p.m. (Toronto time) on Tuesday, May 9, 2023, as described on pages 9 to 13 in the attached circular.

We look forward to your attendance at this year’s meeting.

Scott F. Powers	Kevin D. Strain
Chair of the Board	President & Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 1 York Street, 31st Floor, Toronto (Ontario) Canada M5J 0B6, en composant le 1-877-786-5433, ou en envoyant un courriel à servicesauxactionnaires@sunlife.com.

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Notice of our 2023 annual meeting

You are invited to our annual meeting of common shareholders:

When	Thursday, May 11, 2023 at 5:00 p.m. (Toronto time)

Where	Virtually

Via live webcast online at https://web.lumiagm.com/451195677

Password: “sunlife2023” (case sensitive)

In Person (subject to ongoing developments related to the COVID-19 pandemic and being permitted by public health guidelines)

1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada

Shareholders are advised to check our website www.sunlife.com/2023agm periodically in advance of the meeting for any updates on in person attendance in light of the COVID-19 pandemic.

What the meeting will cover

1.	Receipt of the 2022 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	A non-binding advisory vote on our approach to executive compensation
5.	Consideration of the shareholder proposal
6.	Consideration of other business that may properly be brought before the meeting.

A total of 586,748,683 votes are eligible to be cast at the meeting.

Similar to last year, and in consideration of the health and safety of our employees, shareholders and the broader community, shareholders will have the opportunity to virtually attend the meeting, ask questions and vote on a number of important matters in real time regardless of their geographic location, provided they are connected to the internet and follow the instructions in the attached circular.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 17, 2023 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 17, 2023

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Management Information Circular

March 17, 2023

In this document, we, us, our, the company and SLF Inc. mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of SLF Inc.

Unless otherwise stated, information in this Circular is provided as of February 28, 2023.

Delivery of meeting materials

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using notice and access to deliver this Management Information Circular (Circular) to both our registered and non-registered shareholders. Instead of receiving a paper copy of this Circular in the mail, shareholders who hold common shares of SLF Inc. as of March 17, 2023, the record date for the meeting, have access to it online. A package was sent to the shareholders in the mail with a notice (Notice) explaining how to access this Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders and share ownership account participants, or a voting instruction form for non-registered shareholders, was included with the Notice with instructions so that you can vote your shares.

Notice and access allows for faster access to this Circular, helps reduce printing and postage costs, contributes to the protection of the environment and is consistent with our sustainability strategy.

How to access the Circular electronically

This Circular is available on our website www.sunlife.com/2023agm and on the website of our transfer agent, TSX Trust Company (TSX Trust)(www.meetingdocuments.com/TSXT/slf), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Delivery of financial statements and management’s discussion and analysis

The manner in which we deliver our financial statements and management’s discussion and analysis (MD&A) to you depends on whether you are a registered shareholder, a share ownership account participant or a non-registered shareholder (see page 10 for a description of who falls within each of these categories of shareholders).

Registered shareholders

Registered shareholders who have not opted out of receiving our financial statements will receive them in hard copy, unless they have consented to electronic delivery (e-delivery). Please see Go digital! below for more information on signing up for e-delivery of our financial statements.

As permitted under securities laws, we are using notice and access to deliver our MD&A to registered shareholders. You may access the MD&A online in the same manner as described above for accessing the Circular online.

Share ownership account participants and non-registered shareholders

As permitted under securities laws, we are using notice and access to deliver our financial statements and MD&A to share ownership account participants and non-registered shareholders. You may access these materials online in the same manner as described above for accessing the Circular online.

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Go Digital!

All shareholders are encouraged to sign up for email delivery of notices of meeting.

Registered shareholders who have not opted out of receiving our financial statements and who currently receive them in hard copy are encouraged to consent to e-delivery to receive them. Doing so means that you will be notified by email when the financial statements are made available, at which time they can be viewed and/or downloaded from our website (www.sunlife.com).

The chart below outlines the process by which shareholders can sign up for e-delivery.

Go Digital! How to sign up for e-delivery

Registered shareholders and share ownership account participants	Non-registered shareholders in Canada and the United States

Sign up for e-delivery at the following website: tsxtrust.com/SL/GoDigital or by checking the box on the reverse side of your proxy form and providing your email address.	Sign up for e-delivery at www.proxyvote.com using the control number appearing on your voting instruction form, or after the meeting by obtaining a unique registration number from your financial intermediary.

How to request a paper copy of materials provided to you through notice and access

Shareholders may request a paper copy of this Circular or our financial statements and MD&A up to one year from the date the Circular was filed on SEDAR. If you would like to receive a paper copy prior to the voting deadline, please follow the instructions provided in the Notice or make a request by no later than April 26, 2023 on TSX Trust’s website (www.meetingdocuments.com/TSXT/slf), by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries) or email TSXT-fulfilment@tmx.com. A copy of the requested documents will be sent to you at no cost within three business days of your request. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a paper copy of this Circular after the meeting at no charge, you can call TSX Trust at 1-888-433-6443 (toll free in Canada and the United States), or 416-682-3801 (other countries) or email TSXT-fulfilment@tmx.com.

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Our 2023 annual meeting

How to attend

Similar to last year, shareholders will have the opportunity to virtually attend the meeting online, ask questions and vote on a number of important matters by way of live webcast at https://web.lumiagm.com/451195677 in real time and regardless of their location.

Subject to ongoing developments related to the COVID-19 pandemic, and being permitted by public health guidelines, this year’s annual meeting will also be held at Sun Life’s head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

•	Step 1: Log in online at https://web.lumiagm.com/451195677

We recommend that you log in at least one hour before the meeting starts.

•	Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your control number and password “sunlife2023” (case sensitive). Your control number is the number located on the form of proxy or in the email notification you received from TSX Trust. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password “sunlife2023” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. It is possible that internal network security protocols, including firewalls and VPN connections may block access to the webcast. If you are experiencing any difficulty connecting or watching the meeting, please ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Additional information and updates on how to attend the meeting will be made available on our website www.sunlife.com/2023agm. Please see Voting on pages 9 to 13 for further instructions. Shareholders are advised to check our website periodically in advance of the meeting for updates on in person attendance in light of the COVID-19 pandemic.

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What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2022, the auditors’ reports thereon and the actuary’s report on the policy liabilities reported in the financial statements.

Electing the directors (see pages 14 to 21)

You will vote on the election of 12 directors to serve on our board until the next annual meeting. All of the director nominees currently serve on our board. All 12 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own. The board recommends voting FOR each nominee. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR electing each of the director nominees profiled below.

We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the company’s by-laws and applicable law.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more “withheld” than “for” votes in an uncontested election, he or she must tender a written offer to resign to the board. The board will accept the resignation within 90 days unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The director will not participate in these deliberations.

Appointing the auditor

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2023. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875.

We maintain independence from our auditor through

Audit Committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Deloitte’s own internal independence procedures which are designed to comply with Canadian Public Accountability Board and Public Company Accounting Oversight Board requirements. The Audit Committee pre-approves services provided by the auditors, and also conducts a formal review of the external auditors every year. We completed a comprehensive audit tender process in 2016 and have since carried out an annual review each year. It is our intention to carry out a more comprehensive review in 2024 following the completion of the initial adoption of International Financial Reporting Standards 17 (IFRS 17) Insurance Contracts and at a minimum every 5 years thereafter. The board, on recommendation of the Audit Committee, recommends voting FOR Deloitte as our auditor. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the appointment of Deloitte as our auditor.

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Auditor’s fees

The table below shows the fees relating to services provided by Deloitte for the past two years.

For the year ended December 31	($millions)
	2022	2021

Audit fees	30.3	19.3

Audit-related fees	1.5	1.2

Tax fees	0.0	0.2

All other fees	0.2	0.2

Total	32.0	20.9

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit fees of $21.9 (2021: $13.0) relates to the audit of the consolidated financial statements of SLF Inc. and its subsidiaries to support the audit opinion expressed in the independent auditor’s report; the remaining audit fees of $8.4 (2021: $6.3) relate to audit of the statements for segregated funds and statutory and regulatory filing. The increase in audit fees in 2022 compared to 2021 is largely due to audit work in preparation for the adoption of new accounting standards, IFRS 17 Insurance and IFRS 9 Financial Instruments.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the SLF Inc. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above. We have a policy that requires the Audit Committee to pre-approve any services that are to be provided by the external auditor. The committee has, subject to reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. You can find more information about this policy in our 2022 annual information form which is available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

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Having a “say on pay”

You will participate in a non-binding advisory vote on our approach to executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation, as described in the Executive compensation section starting on page 63.
We will ask the shareholders to consider and vote on the

following resolution. We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote FOR the resolution. If you do not specify in your proxy form or your voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the resolution:

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 17, 2023 delivered in advance of the annual meeting of common shareholders on May 11, 2023.”

One of the board’s primary responsibilities is to ensure Sun Life is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on our approach to executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. We will file the results of the votes, including the advisory vote, on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the “say on pay” resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering the shareholder proposal (see page 48)

We received one shareholder proposal for consideration at the meeting from the Salal Foundation of 185-911 Yates St., Suite 561, Victoria, BC V8V 4Y9 represented by Investors for Paris Compliance. The shareholder proposal along with Sun Life’s response is set out in schedule A beginning on page 119. The board recommends that shareholders vote AGAINST the shareholder proposal. If you do not specify in your proxy form or your voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote AGAINST the proposal.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this Circular, we were not aware of any other items to be brought forward.

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Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 17, 2023

As of March 17, 2023, we had 586,748,683 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

At least two persons holding, or representing by proxy, at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

Common shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of our shares.

Also, if a person, or an entity controlled by a person, beneficially owns common shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the common shares (unless permitted by the Minister of Finance).

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

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How to vote

You have three ways to vote:

1.	by proxy;
2.	by attending the meeting and voting by online ballot through the live webcast platform; or
3.	by attending the meeting and voting in person (subject to ongoing developments related to the COVID-19 pandemic, and being permitted by public health guidelines).

Registered shareholders and share ownership account participants	Non-registered shareholders

You are registered shareholder if you hold a paper share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You are a share ownership account participant if you hold a share ownership statement.

You are a non-registered shareholder (also known as a beneficial shareholder) if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account.

Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the company are referred to as non-objecting beneficial owners or “NOBOs”. The company has elected to send the proxy-related materials directly to the NOBOs.

Voting by proxy before the meeting

Registered shareholders and share ownership account participants	Non–registered shareholders

You can provide your instructions in one of these ways:	You can provide your instructions in one of these ways:
Mark, sign, date and return the proxy form in the envelope provided.	Mark, sign, date and return the voting instruction form in the envelope provided.
Mark, sign, date, scan and email both pages of the proxy form to proxyvote@tmx.com.	(Canada only) Call 1-800-474-7493 (English) or 1-800-474-7501 (French); or (U.S. only)

(Canada & U.S. only) Call 1-888-489-7352 from a touchtone telephone and follow the voice instructions. You will need your control number located on the form of proxy or in the email notification you received from our transfer agent.

Call 1- 800-454-8683, from a touchtone telephone and follow the voice instructions. You will need your control number printed on the front of the voting instruction form.

Go to www.proxyvote.com and follow the instructions on screen. You will need your control number printed on the front of the voting instruction form provided.

Carefully follow the instructions on the voting instruction form your nominee provided with the notice of meeting.

Go to www.meeting-vote.com and follow the instructions on screen. You will need your control number located on the form of proxy or in the email notification from our transfer agent.
You can also find a blank form of proxy on TSX Trust’s website at www.meetingdocuments.com/TSXT/slf.

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If you did not receive a proxy form with a control number	If you did not receive a voting instruction form with a control number

To vote by proxy, you will need a control number.

If you did not receive a form of proxy or email notification from our transfer agent containing the control number, at least one business day prior to the meeting please:

• contact TSX Trust at 1 (866) 751-6315 (within North America) or 1 (647)-252-9650 (outside of North America), or

• complete a form online using the following link: https://www.tsxtrust.com/control-number-request to obtain your control number.

To vote by proxy, you will need a control number.

If you did not receive a voting instruction form with a control number, please contact your nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary).

If you change your mind	If you change your mind

You can revoke instructions you have already provided by giving us new instructions.

Registered shareholders and share ownership account participants can download a blank proxy form from www.meetingdocuments.com/TSXT/slf and send a new proxy form in one of the following ways:

• complete and sign the proxy form with a later date than the one you previously sent, and deliver or deposit it to TSX Trust as described on the proxy form before 5:00 p.m. (Toronto time) on Tuesday, May 9, 2023.

• submit new voting instructions to TSX Trust by telephone or internet before 5:00 p.m. (Toronto time) on Tuesday, May 9, 2023.

• deliver or deposit a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us before 5:00 p.m. (Toronto time) on Wednesday, May 10, 2023, or if the meeting is adjourned or postponed, before 5:00 p.m. (Toronto time) on the business day before the meeting is reconvened, at: SLF Inc., 1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 Attention: Corporate Secretary.

• if you are attending the meeting in person, give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chair of the meeting before the start of the meeting or before the meeting is reconvened.

• if you have followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke your previous instructions.

You can send a new voting instruction form to your nominee. To allow your nominee time to act on your instructions, you should provide them your instructions at least seven days before the meeting.

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Voting during the meeting

Shareholders will have the opportunity to virtually attend the meeting, ask questions and vote on a number of important matters by way of live webcast. Subject to ongoing developments related to the COVID-19 pandemic and being permitted by public health guidelines, this year’s annual meeting will also be held at Sun Life’s head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada. Attending the meeting, in person or online, gives you an opportunity to hear directly from management.

Registered shareholders and share ownership account participants	Non–registered shareholders

Voting at the virtual meeting - If you want to attend the meeting and vote your shares virtually:

• You will need a control number to log in if you intend to cast your vote virtually during the meeting. Your control number can be found on the form of proxy included with the notice of meeting. If you did not receive a proxy form with a control number, follow the instructions above on page 11.

• Do not complete or return the proxy form.

• You can also appoint another person to attend the meeting and vote your shares on your behalf (your proxyholder) by printing his or her name in the space provided on the proxy form and following the instructions on the proxy form.

• You or your proxyholder must also complete the additional step of registering the proxyholder by following the instructions below.

• Provided you or your proxyholder are connected to the internet and follow the instructions in this Circular, you or your proxyholder will be able to vote online in real time by completing an online ballot through the live webcast platform.

• You will need a control number to log in if you intend to cast your vote virtually during the meeting. The control number on your voting instruction form cannot be used to vote virtually at the meeting.

• To obtain a new control number:

• You must appoint yourself or another person as proxyholder by printing your or their name in the space provided on the voting instruction form and then following your nominee’s instructions for returning the form. If you did not receive a voting instruction form follow the instructions above on page 11.

• You or your proxyholder must also complete the additional step of registering the proxyholder by following the instructions below to obtain a new control number. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting virtually but will be able to participate as a guest.

• Provided you or your proxyholder are connected to the internet and follow the instructions in this Circular, you or your proxyholder will be able to vote online in real time by completing an online ballot through the live webcast platform.

Registering the proxyholder to obtain a control number

You or your proxyholder must also complete the additional step of registering the proxyholder by:

• calling TSX Trust at 1-866-751-6315 (within North America) or (647)-252-9650 (outside of North America); or

• completing a form online using the following link: https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Tuesday, May 9, 2023. Failing to register your proxyholder with TSX Trust will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

Voting in person - If you want to attend the meeting and vote your shares in person, please check our website www.sunlife.com/2023agm periodically in advance of the meeting for any updates on in person attendance in light of the COVID-19 pandemic.

• Do not complete or return the proxy form. • When you arrive at the meeting, register with a representative of our transfer agent, TSX Trust, to receive a ballot.

• Appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. Then follow your nominee’s instructions for returning the form.

• When you arrive at the meeting, register with a representative of our transfer agent, TSX Trust, to receive a ballot.

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Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you. If you specify on your proxy form or in your voting instructions how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names Scott F. Powers, Chair of the Board (Board Chair), or in his absence, M. Marianne Harris, Chair of the Governance, Investment & Conduct Review Committee, or in her absence, another director appointed by the board, as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

•	FOR electing each of the director nominees who are listed in the proxy form and Circular
•	FOR appointing Deloitte as auditor
•	FOR the advisory resolution accepting our approach to executive compensation
•	AGAINST the shareholder proposal.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form or voting instruction form and registering them with TSX Trust, as described in the “Voting during the meeting” section above. This person does not need to be a shareholder, but your vote can only be counted if he or she participates in the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other matters that may properly come before the meeting, and on any amendments or variations to the items listed above, whether or not the amendment, variation or other matter that comes before the meeting is routine or contested (as permitted by law).

TSX Trust must receive your voting instructions by 5:00 p.m. (Toronto time) on Tuesday, May 9, 2023 to have your vote recorded. If the meeting is adjourned or postponed, TSX Trust must receive your voting instructions by 5:00 p.m. (Toronto time) on the date that is two business days before the meeting is reconvened.

You can call TSX Trust or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587

Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

TSX Trust counts and tabulates the votes on our behalf. Individual shareholder votes are kept confidential and voting instructions are only communicated to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

We solicit proxies by mail, but our outside agency, Morrow Sodali (Canada) Ltd. may also contact you by mail, email or phone to ask you to vote. SLF Inc. pays for the costs of the proxy solicitation. We expect to pay approximately $40,000 to Morrow Sodali (Canada) Ltd. for their services, plus any related expenses. You can reach them toll-free at 1-888-777-1546 or by email at inquiries@morrowsodali.com.

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Director nominees at a glance

At the 2023 annual meeting you’ll be asked to elect 12 directors to hold office for a term ending on the conclusion of the next annual meeting. All of the 12 nominees currently serve on our board. Laurie G. Hylton and Joseph M. Natale are standing for election by the shareholders for the first time at the meeting.

Board composition and size are reviewed every year (see more about the selection process on page 35).

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Director nominee profiles

The following profiles provide information about each of the director nominees, including when they joined our board, their business experience, their committee memberships, their attendance at board and committee meetings in 2022, the level of support received from shareholders at our 2022 annual meeting, and other public company directorships held in the last five years.

The board recommends that shareholders vote for electing each of the director nominees profiled below.

Share ownership

The director nominee profiles also include information about the value of their holdings of SLF Inc. common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guidelines for directors which each director is expected to meet within five years of joining the board. The director share ownership guidelines were revised in 2022 to increase the share ownership guideline effective January 1, 2023 to $805,000 in common shares and/or DSUs. New directors must achieve the guideline within five years of joining the board and existing directors have an additional year to achieve the increased guideline. For director nominees who have not achieved the guideline, we determine if they are “on target” by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of February 28, 2023 and February 28, 2022 when the closing price of our common shares on the Toronto Stock Exchange (TSX) was $65.94 and $66.66, respectively. You can find additional information about our director compensation program and share ownership guidelines starting on pages 58 to 62.

Deepak Chopra,

FCPA

Toronto, ON, Canada

Director since May 2021

Independent

Age: 59

Areas of expertise:

•  finance, accounting and actuarial

•  talent and culture

•  international business

•  government relations/policy

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Audit

•  Governance, Investment & Conduct Review

Mr. Chopra is a corporate director and most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice-President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor’s degree in Commerce (Honours) and a Post Graduate Diploma in Business Management (PGDBM).

2022 Meeting attendance			Other public company directorships
Board	12 of 13[1]	92.3%	The Descartes Systems Group Inc.		2020 – present
Audit	5 of 5	100%	Celestica Inc.		2018 – present
Governance, Investment & Conduct Review	7 of 7	100%	The North West Company Inc.		2018 – present
2022 Annual Meeting votes in favour: 99.0%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	250	6,622	6,872	$453,140	On target for May 5, 2027
2022	250	2,451	2,701	$180,049
Change	0	4,171	4,171	$273,091
[1] Mr. Chopra was unable to attend a board meeting due to a commitment made prior to his joining the board.

MANAGEMENT INFORMATION CIRCULAR 2023	|	15

Stephanie L. Coyles

Toronto, ON, Canada

Director since January 2017

Independent

Age: 55

Areas of expertise:

•  client needs, sales and distribution

•  international business

•  leadership

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Management Resources (Chair)[1]

•  Governance, Investment & Conduct Review

Ms. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. In addition to the public company boards listed below, Ms. Coyles serves on the board of The Earth Rangers Foundation. She holds a Master in Public Policy degree. Ms. Coyles received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	Corus Entertainment Inc.		2020 – present
Governance, Investment & Conduct Review	7 of 7	100%	Metro Inc.		2015 – present
Management Resources[1]	5 of 5	100%	Hudson’s Bay Company		2019 – 2020
2022 Annual Meeting votes in favour: 99.8%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	12,800	15,094	27,894	$1,839,330	Meets
2022	12,000	12,191	24,191	$1,612,572
Change	800	2,903	3,703	$226,758
[1] Ms. Coyles became Chair of the Management Resources Committee on May 11, 2022.

Ashok K. Gupta, FFA

London, England

Director since May 2018

Independent

Age: 68

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  risk management

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Risk (Chair)

•  Management Resources

Mr. Gupta is a corporate director. He is also Chair of Mercer Limited. During his 40-year career in the UK insurance and financial services industry, he has held a number of senior executive, advisor and actuarial positions. From 2010 to 2013, he was an advisor to the Group Chief Executive Officer of Old Mutual plc. Prior to this he held various senior positions with the Pearl Group plc (now Phoenix Group Holdings plc), Kinnect of Lloyd’s of London, CGU plc (now part of Aviva plc), Scottish Amicable Life Assurance Company (now part of Prudential) and Tillinghast, Nelson &Warren Inc. (now part of Willis Towers Watson plc). Mr. Gupta is a Fellow of the Institute and Faculty of Actuaries. He is a Chairman of Evalue Ltd. and a director of EV Risk Ratings Limited. From 2013 to 2019, Mr. Gupta was a director of New Ireland Assurance Company plc. He was involved in the UK public sector and served as a trustee of the Ethical Journalism Network from 2014 to 2021, served on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. between 2012 and 2018, was Chair of the Defined Benefits Taskforce of the Pensions and Lifetime Savings Association from 2016 to 2017 and Joint Deputy Chair of the Procyclicality Working Group of the Bank of England from 2012 to 2014. Mr. Gupta holds a Master of Business Administration degree.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	JPMorgan European Discovery Trust plc (formerly JPMorgan European Smaller Companies Trust plc)		2013 – present
Management Resources	5 of 5	100%
Risk	4 of 4	100%
2022 Annual Meeting votes in favour: 99.8%

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	1,481	18,226	19,707	$1,299,480	Meets
2022	1,481	12,796	14,277	$951,705
Change	0	5,430	5,430	$347,775

16	|	MANAGEMENT INFORMATION CIRCULAR 2023

M. Marianne Harris

Toronto, ON, Canada

Director since December 2013

Independent

Age: 65

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  talent and culture

•  leadership

•  corporate strategy and development

Current committees:

•  Governance, Investment & Conduct Review (Chair)[1]

•  Audit[1]

Ms. Harris is a corporate director. She was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until 2013. She held progressively senior positions during her 13-year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. She is a director of the Public Sector Pension Investment Board, a director of President’s Choice Bank and a member of the Dean’s Advisory Council for the Schulich School of Business, and a member of the Advisory Council for the Hennick Centre for Business and Law. Ms. Harris holds a Master of Business Administration degree and a Juris Doctorate.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	George Weston Limited		May 2022 – present
Audit[1]	3 of 3	100%	Loblaw Companies Limited		2016 – present
Governance, Investment & Conduct Review[1]	7 of 7	100%	Hydro One Limited		2015 – 2018
Management Resources[1]	3 of 3	100%
2022 Annual Meeting votes in favour: 99.6%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	6,735	54,104	60,839	$4,011,724	Meets
2022	6,443	47,302	53,745	$3,582,642
Change	292	6,802	7,094	$429,082
[1] Ms. Harris ceased to be a member of the Management Resources Committee and became a member of the Audit Committee and Chair of the Governance, Investment & Conduct Review Committee on May 11, 2022.

David H. Y. Ho

Shenzhen, China

Director since May 2021

Independent

Age: 63

Areas of expertise:

•  talent and culture

•  international business

•  leadership

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Governance, Investment & Conduct Review

•  Management Resources

Mr. Ho is Chairman and Founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. He was previously a senior advisor for Permira Advisors LLC, a private equity buyout fund, from 2010 to 2018 and Chairman and founding partner of CRU Capital, a China-based private equity buyout fund, from 2017 to 2019. He has held senior leadership roles with Nokia Siemens Networks, Nokia Corporation, Motorola, and Nortel Networks in China and Canada. In addition to the public companies listed below, Mr. Ho serves on the board of DBS Bank (Hong Kong) Limited, a subsidiary of DBS Group Holdings. Mr. Ho previously served as a director of China Ocean Shipping Company from 2011 until its merger with China Shipping Group in 2016 to become China COSCO Shipping Corporation, China COSCO Shipping Corporation from 2016 to 2021, China Mobile Communications Group Co., Ltd. from 2016 to 2020, and Sinosteel Corporation from 2008 to 2016, each of which are state-owned enterprises in China. He holds a Bachelor of Applied Science (Honours Systems Design Engineering) and a Master of Applied Science in Management Sciences.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	Qorvo, Inc.		2015 – present
Management Resources	5 of 5	100%	Air Products & Chemicals, Inc.		2013 – present
Governance, Investment & Conduct Review	7 of 7	100%	nVent Electric plc COL Digital Publishing Group Co. Limited		2018 – 2020 2014 – 2020
			Pentair plc		2007 – 2018
2022 Annual Meeting votes in favour: 99.8%

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	227	6,721	6,948	$458,151	On target for May 5, 2027
2022	227	2,451	2,678	$178,515
Change	0	4,270	4,270	$279,636

MANAGEMENT INFORMATION CIRCULAR 2023	|	17

Laurie G. Hylton

Newburyport, MA, United States

Director since December 2022

Independent

Age: 56

Areas of expertise:

•  finance, accounting and
actuarial

•  risk management

•  talent and culture

•  leadership

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Audit

•  Risk

Ms. Hylton is a corporate director. She was previously a senior finance executive with more than 30 years of global experience in asset management, banking and public accounting. Prior to her retirement in March 2021, Ms. Hylton held various senior positions during her 27-year career with Eaton Vance Corp. (Eaton Vance), most recently serving as Vice-President & Chief Financial Officer, where she was a key part of the executive team leading the company’s strategic planning and business transformations. Prior to that, she was Vice-President & Chief Accounting Officer and Head of Internal Audit, where she was responsible for internal controls and management of finance functions, and oversaw complex integrations of these functions in major acquisitions. Prior to joining Eaton Vance, Ms. Hylton was a Senior Auditor with Deloitte & Touche, where she covered financial services companies. She currently serves on the boards of Newburyport Art Association and Theater In the Open, and has previously served on the board of The Pike School. Ms. Hylton holds a Master of Business Administration degree and was a Certified Public Accountant from 1994 to June 2022.

2022 Meeting attendance			Other public company directorships
Ms. Hylton became a director on December 31, 2022.			None

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	0	0	0	$0	On target for December 31, 2027

Helen M. Mallovy Hicks

FCPA, FCBV

Toronto, ON, Canada

Director since October 2021

Independent

Age: 62

Areas of expertise:

•  finance, accounting and
actuarial

•  insurance, health and wealth

•  risk management

•  international business

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Audit

•  Risk

Ms. Mallovy Hicks is a corporate director. Prior to her retirement in June 2021, she was a partner of PricewaterhouseCoopers (PwC) with over 30 years of global business management and advisory experience. She most recently served as PwC’s Global Valuation Business Line Leader from 2016 to 2021 and prior to that held various executive positions, including Canada GTA Deals Leader, Canada Valuation Leader and Deals Valuation Partner. She has advised boards and executives on complex transactions, value creation, capital allocation, business transformation and restructuring matters across a wide range of industries. In addition to the public companies listed below, she serves on the boards of the Public Sector Pension Investment Board and Princess Margaret Cancer Foundation, and has previously served on the boards of PricewaterhouseCoopers LLP - Canadian Partnership, Canadian Partnership Against Cancer, The Toronto Symphony Foundation and Toronto Symphony Orchestra. Ms. Mallovy Hicks is a Fellow of the Canadian Institute of Chartered Business Valuators and a Fellow of the Chartered Professional Accountants of Ontario.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	Northland Power Inc.		2021 – present
Audit	5 of 5	100%
Risk	4 of 4	100%
2022 Annual Meeting votes in favour: 99.8%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	425	4,751	5,176	$341,305	On target for October 31, 2027
2022	425	663	1,088	$72,526
Change	0	4,088	4,088	$268,779

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Marie-Lucie Morin

CM, PC

Ottawa, ON, Canada

Director since December 2021

Independent

Age: 65

Areas of expertise:

•  risk management

•  talent and culture

•  international business

•  government relations/policy

•  corporate strategy and development

Current committees:

•  Management Resources

•  Risk

Ms. Morin is a corporate director. She was Executive Director for Canada, Ireland and the Caribbean at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30-year career in Federal Public Service, including National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet, Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. In 1997, Ms. Morin was appointed Canada’s Ambassador to Norway with accreditation to Iceland. Earlier in her career she completed assignments in San Francisco, Jakarta, London, and Moscow with the Department of Foreign Affairs and International Trade. Ms. Morin was named Chevalier de la Légion d’Honneur by the Government of France in 2012, was sworn into the Queen’s Privy Council for Canada in 2015 and became a member of the Order of Canada in 2016. In addition to the public companies listed below, Ms. Morin serves as the Vice-Chair of The Canadian Ditchley Foundation and Palette Skills Inc. and serves on the boards of CDPQ Infra, Canadian Institute for Advanced Research, Century Initiative and The Toronto Centre. She is currently a member of the National Security and Intelligence Review Agency and the ESG Advisory Council of Export Development Canada. She was admitted to the Québec Bar in 1980.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	Chorus Aviation Inc.		2016 – present
Management Resources	5 of 5	100%	Stantec Inc.		2016 – present
Risk	4 of 4	100%	AGT Foods and Ingredients Inc.		2016 – 2019
2022 Annual Meeting votes in favour: 99.8%

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	1,200	2,608	3,808	$251,100	On target for December 31, 2027
2022	0	0	0	$0
Change	1,200	2,608	3,808	$251,100

Joseph M. Natale

Toronto, ON, Canada

Director since February

2023

Independent

Age: 58

Areas of expertise:

•  talent and culture

•  client needs, sales and distribution

•  leadership

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk

Mr. Natale is a corporate director and most recently served as the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from 2017 to 2021. Prior to joining Rogers, he held several executive positions at TELUS Corporation, a communications technology company, from 2003 to 2015, including President and Chief Executive Officer, Executive Vice President & Chief Commercial Officer, Executive Vice President & President, Customer Solutions and Executive Vice President & President, Business Solutions. Prior to that, Mr. Natale has held senior leadership roles with KPMG Consulting Inc. (later BearingPoint Inc.) including Global Leader, Automotive and Transportation Markets and Country Leader, Canada. Prior to KPMG Consulting, he was President and Co-founder of Piller, Natale & Oh Management Consultants which was acquired by KPMG Consulting in 1997. Mr. Natale serves as a trustee of The Hospital for Sick Children. He holds a Bachelor of Applied Science in Electrical Engineering. Mr. Natale was a recipient of Canada’s Top 40 Under 40 Award in 2001, was awarded the Queen Elizabeth II Diamond Jubilee Medal in 2012, and was named as one of the Top 100 executives in global communications and media by Cablefax Magazine in 2021.

2022 Meeting attendance			Other public company directorships
Mr. Natale became a director on February 7, 2023			Home Capital Group Inc.		May 2022 – Present
			Toronto-Dominion Bank		2021 – April 2022
			Rogers Communications Inc.		2017 – 2021

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	0	0	0	$0	On target for February 7, 2028

MANAGEMENT INFORMATION CIRCULAR 2023	|	19

Scott F. Powers

Boston, MA,

United States

Director since October 2015

Independent

Age: 63

Areas of expertise:

•  talent and culture

•  client needs, sales and distribution

•  international business

•  leadership

•  corporate strategy and development

Current committees:

•  None[1]

Mr. Powers is the Chair of the Boards of SLF Inc. and Sun Life Assurance. He was President and Chief Executive Officer of State Street Global Advisors until his retirement in August 2015. Before joining State Street in 2008, Mr. Powers was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008, he held senior executive positions at Mellon Institutional Asset Management, BNY Mellon’s investment management business, and at The Boston Company Asset Management, LLC. Mr. Powers has also served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	Automatic Data Processing, Inc.		2018 – Present
Audit[1]	2 of 2	100%	PulteGroup, Inc.		2016 – Present
Governance, Investment & Conduct Review[1]	5 of 5	100%

2022 Annual Meeting votes in favour: 99.3%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	975	34,302	35,277	$2,326,165	Meets
2022	975	26,636	27,611	$1,840,549
Change	0	7,666	7,666	$485,616
[1] Mr. Powers was appointed as Board Chair on May 11, 2022, hence ceased to be member of the Audit Committee and the Governance, Investment & Conduct Review Committee.

Kevin D. Strain, CPA Toronto, ON, Canada Director since February 2021 Non-independent Age: 56 Current committees: • None[1]

Mr. Strain is President & Chief Executive Officer of SLF Inc. and Sun Life Assurance. Prior to his appointment in August 2021, he held several senior positions with SLF Inc. and Sun Life Assurance, including President, Executive Vice-President & Chief Financial Officer, President of Sun Life Asia, Senior Vice-President of the Individual Insurance and Investments division in Canada, and Vice-President of Investor Relations. Prior to joining the company in May 2002, Mr. Strain was Vice-President of the Pension business of Clarica Life Insurance Company, which was acquired by Sun Life in 2002, and played an instrumental role in the integration of Clarica. Mr. Strain is currently a director of Sunnybrook Health Sciences Centre and the Board of Governors of the University of Waterloo. He is a Certified Public Accountant and holds a Master of Accounting degree.

	2022 Meeting attendance			Other public company directorships
	Board	13 of 13	100%	None
	2022 Annual Meeting votes in favour: 99.8%
	SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2023	33,009	10,425	43,434	$2,864,038	Meets[2]
	2022	19,202	9,969	29,171	$1,944,539
	Change	13,807	456	14,263	$919,499

[1]  Mr. Strain attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee.

[2]  As President & CEO, Mr. Strain is subject to different share ownership guidelines than the independent directors. See page 78.

20	|	MANAGEMENT INFORMATION CIRCULAR 2023

Barbara G. Stymiest,
CM, FCPA

Toronto, ON, Canada

Director since May 2012

Independent

Age: 66

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  risk management

•  talent and culture

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Audit (Chair)

•  Risk

Ms. Stymiest is a corporate director. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 to 2011; Royal Bank’s Group Head, Strategy, Treasury and Corporate Services from 2010 to 2011; Chief Operating Officer from 2004 to 2009. Prior to that Ms. Stymiest held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc. (now TMX Group Inc.), Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. She is a Fellow of the Institute of Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed below, Ms. Stymiest is the Vice-Chair of AGE-WELL NCE Inc., and a member of the Advisory Board of AgeTech Catalyst Fund, a director of the Canadian Institute for Advanced Research and a director of President’s Choice Bank. She holds an Honours Business Administration degree.

2022 Meeting attendance			Other public company directorships
Board	13 of 13	100%	George Weston Limited		2011 – present
Audit	5 of 5	100%	BlackBerry Limited		2007 – June 2022
Risk	4 of 4	100%
2022 Annual Meeting votes in favour: 98.1%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2023	5,000	60,180	65,180	$4,297,969	Meets
2022	5,000	53,365	58,365	$3,890,611
Change	0	6,815	6,815	$407,358

Additional information

To the best of the company’s knowledge, other than as set out below, no proposed director as at the date of this Circular:

(a) is or has been, in the last ten years a director, chief executive officer or chief financial officer of any company (including SLF Inc.) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that: (i) was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is or has been, in the last ten years a director or executive officer of any company (including SLF Inc.) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporations Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

MANAGEMENT INFORMATION CIRCULAR 2023	|	21

Corporate governance practices

Our board regularly reviews our governance processes and practices to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by OSFI for effective corporate governance in federally regulated financial institutions, the TSX corporate governance rules, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines applicable to us.

Governance at a glance

We say “Yes” to

✓	Strong Culture (see more on pages 26 to 27)

•	We have a strong culture founded on ethical behavior, high business standards, integrity, respect and doing the right thing for our Clients
•	Our Code of Conduct (Code) applies to every director, officer and employee, who are each required to review and certify compliance every year

✓	Independence (see more on page 34)

•	Our Board Chair, committee chairs and all members of our committees are independent directors
•	Independent directors meet without management at each board and committee meeting

✓	Key competencies and experience (see more on pages 37 to 38)

•	The eight key attributes we expect of our directors are integrity, independent and informed judgment, accountability, knowledge of business issues and financial matters, commitment to operational excellence, responsiveness, initiative and collaboration
•	The Governance, Investment & Conduct Review Committee ensures that the board includes members with a broad range of skills and experience to carry out its mandate

✓	Tenure and renewal (see more on pages 42 to 43)

•	We use professional executive search firms and referrals to identify prospective director candidates
•	The Governance, Investment & Conduct Review Committee, together with the Board Chair, continuously monitors board succession requirements and maintains a directors’ skills matrix
•	Shareholders elect individual directors annually
•	Our policy on majority voting is informed by best practices and complies with TSX rules
•	We limit the number of public company directorships our directors may have (limit of one other for directors that are executive officers of another public company, and limit of three others for any other director)
•	We have a limit on board interlocks (no more than two directors may serve on the same board of another public company and directors may not serve together on more than one other public company without the prior consent of the Governance, Investment & Conduct Review Committee)
•	The board has adopted a proxy access policy

✓	Diversity, equity and inclusion (see more on pages 36 to 37)

•	We have a board diversity policy that considers multiple aspects of diversity, including gender representation and representation by individuals who self-identify as members of Black, Indigenous, People of Colour, disabled and/or LGBTQ2+[1] communities
•	We are committed to diversity, equity and inclusion, and have an enterprise strategy to strengthen diversity across our workforce
•	If all of our director nominees are elected, 82% of our independent board nominees will be diverse[2]:
•	6 out of our 11 independent director nominees (55%) self-identify as women
•	3 out of our 4 current committee chairs (75%) self-identify as women
•	1 out of our 4 current committee chairs (25%) self-identify as a member of an underrepresented group
•	3 out of our 11 independent director nominees (27%) self-identify as a member of an underrepresented group (one self-identifies as Chinese and two self-identify as South Asian)[3]

[1]	acronym for Lesbian, Gay, Bisexual, Transgender, Queer or questioning, and Two Spirited people
[2]	individuals who have self-identified as women or belonging to an underrepresented group
[3]	individuals who have self-identified as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities

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✓	Board development and assessment (see more on pages 39-40 and 44-45)

•	Both current and new directors are provided orientation and continuing education programs
•	Travel permitting, new directors will attend site visits to each of the company’s four business pillar locations over a two to three year period primarily through the annual board strategy meeting
•	Individual directors participate in an annual chair, board and committee effectiveness assessment process

✓	Strategic planning and risk management oversight (see more on page 27)

•	Travel permitting, all directors attend an annual strategic planning meeting held in one of our four business pillar locations and management updates the board on the execution of strategy and strategic considerations at every regular board meeting
•	The board provides ongoing oversight of risk management programs, including through the allocation of risk oversight to its four committees, and monitors that the principal risks are appropriately identified and managed

✓	Sustainability (see more on page 32)

•	The board has ultimate oversight of our sustainability and climate change issues
•	In 2021, Sun Life appointed the company’s first Chief Sustainability Officer
•	In 2022, Sun Life appointed the company’s first Vice-President of Climate Change and Environmental Impact

✓	Succession planning and talent management (see more on page 28)

•	The board has oversight of succession planning for the President & CEO
•	The Management Resources Committee has oversight of talent development and succession planning for senior management and the President & CEO’s assessment of other senior officers, and the board conducts the assessment of the President & CEO

✓	Shareholder engagement and alignment (see more on pages 45 to 47)

•	The Board Chair communicates with shareholders and other stakeholders in connection with governance-related matters
•	Independent directors must own at least $805,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs (see page 60)

We say “No” to

×	Slate voting for directors

•	Shareholders can vote for or withhold their vote from individual directors, and we do not have slate voting

×	Staggered voting for directors

•	Directors are not elected for staggered terms, and we have annual elections for all directors

×	Unequal voting structure

•	We do not have dual-class or subordinate voting structures

×	Tie-breaking vote

•	In the event of a tie vote at the board our Board Chair does not have a deciding vote

×	Pledging or hedging of Sun Life securities

•	We do not allow pledging or hedging of SLF Inc. securities by directors and senior management

×	Pensions and stock options for independent directors

•	Independent directors are not allowed to participate in our stock option or pension plans

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The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. Its mission is to be a strategic asset of the company, measured by effective execution of its overall stewardship role and the contribution the directors make, individually and collectively, to the long-term success of the enterprise. The board’s duties and responsibilities are set out in its charter, which is reviewed by the board and the Governance, Investment & Conduct Review Committee at least annually.

The board’s charter is incorporated by reference into this Circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and can be found on our website (www.sunlife.com).

Our board’s main responsibilities

Culture and Conduct

•  sets the tone for the culture of the organization on integrity, leadership, diversity, equity and inclusion, sustainability and good governance and for an appropriate and sound risk culture

•  satisfies itself that the President & CEO and other senior management is sustaining that culture throughout the organization

•  approves, complies with, and promotes our values set out in our Code and reviews employee compliance with the Code

Strategy and Business Performance

•  oversees our vision and purpose statements

•  provides challenge, advice and guidance on the strategic planning process and established plans

•  annually approves our strategic plan and business, capital, investment and sustainability plans

•  oversees our significant strategic initiatives, investments and transactions, including significant activities of our subsidiaries

•  provides challenge, advice and guidance on our enterprise approach to climate change

•  reviews quarterly reports on the performance of our four strategic pillars

Risk Management

•  oversees and approves significant policies (such as our Risk Management Framework, Risk Appetite Policy, Capital Risk Policy and Capital Liquidity and Management Framework), plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity

•  provides challenge, advice and guidance on the effectiveness of risk management

Financial Reporting, Communication and Disclosure

•  approves our quarterly and annual financial reports and corporate governance disclosure, including this Circular and the Sustainability Report

•  approves the internal and external audit plans

•  approves the Internal Control Framework and provides challenge, advice and guidance on its effectiveness to ensure the safeguarding of our assets

•  satisfies itself that the right communication and disclosure practices are in place, including that shareholders are able to provide feedback to independent directors

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Our board’s main responsibilities

Board and Senior Management

•  oversees board composition, the evaluation and selection of candidates at each annual meeting based on a skills, qualifications and competencies assessment process and consideration of the level of diversity on the board (see pages 33 to 38) in accordance with our Board Diversity Policy

•  formulates succession plans for the President & CEO, Board Chair, committee chairs and other directors

•  approves the appointment, evaluation and, if necessary, replacement of or succession plans for the President & CEO and other members of senior management

•  annually reviews and approves the President & CEO’s mandate and objectives, reviews his or her performance against those objectives, and approves his or her compensation

Governance

•  performs its overall stewardship responsibilities either directly or through delegation to its four standing committees (see pages 49 to 57 for a description of the key activities of the committees), including the allocation of risk oversight to its committees

•  establishes corporate governance practices and policies and monitors corporate governance trends

•  establishes position descriptions for the Directors, Board Chair and Chairs of Board Committees

•  delegates to the President & CEO, management and control functions powers to manage the business and affairs of the company

•  annually meets with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis

2022 Highlights

•	approved the strategic plan, and the business, capital, investment plans and the sustainability plan
•

reviewed and approved a 15-year bancassurance arrangement with Dah Sing Bank in Hong Kong, the acquisition of a majority stake in Advisors Asset Management, an agreement to sell Sun Life’s UK business to Phoenix Group Holdings plc

•

onboarded two new directors (appointed in 2021) and appointed one new director to enhance the skills, experience and expertise on the board, complement the existing board composition and enhance board diversity

•	integrated new independent Board Chair
•	approved amendments to our Board Diversity Policy
•	reviewed CEO and Executive Team succession planning and approved the appointments of a new Chief Client and Innovation Officer and a new Chief Risk Officer
•	received insights from external experts on the U.S. political and geopolitical landscape
•

received updates on a variety of topics including Sun Life’s culture, information technology, cybersecurity, and digital leadership, IFRS 17 and 9 implementation plans, sustainability, shareholder activism and the war in Ukraine

•

continued to prioritize board oversight of environmental, social and governance (ESG) matters, including approving disclosures in our annual management’s discussion and analysis (MD&A) in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and continuing to support sustainability as an area of focus in our Client impact strategy to ensure that sustainability is integrated into everything we do, including in our strategy, culture, and operations (see pages 32)

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Board Chair, Committee Chairs, President & CEO

The Board Chair is an independent director. The Board Chair is responsible for providing leadership that enhances the effectiveness and independence of the board. The Board Chair manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Board Chair works closely with the Chair of the Governance, Investment & Conduct Review Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures. The Board Chair is a regular attendee of board committee meetings.

The Board Chair and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of senior management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Board Chair, can hire independent advisors.

The role of President & CEO is held by Kevin D. Strain. He is also a director of the company. There is a written statement of mandate for the President & CEO which is reviewed by the board annually and which specifies the President & CEO’s overall accountability for leading the company’s business operations and creating sustainable value for all stakeholders. The President & CEO is responsible for championing the company’s global mission, purpose and values, managing the company’s resources to ensure optimal performance, and setting a standard for culture, conduct and character through his or her own behaviour and actions. The President & CEO develops the leadership capabilities and succession required for execution of the strategy and long-term success of Sun Life and provides leadership in the vision, purpose, governing principles, risk management and regulatory compliance, consistent with Sun Life’s risk appetite and culture.

The full position descriptions of our President & CEO, our directors, our Board Chair and our committee chairs can be found on our website (www.sunlife.com).

Culture and conduct

We have built a strong corporate culture founded on ethical behaviour, high business standards, integrity, respect and doing the right thing for our Clients. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included as part of our annual board, committee and chair effectiveness review process.

The board has established the Code that applies to every director, officer and employee, with no exception. Each director, officer and employee receives annual training and is required to complete a declaration of compliance with the Code.

Our Code promotes speaking up and outlines our commitment against retaliation. Our Code also requires employees and directors to report all known and suspected breaches. Our Ethics Hotline empowers our employees to play an active role in protecting the organization. Employees may use the Ethics Hotline to report allegations of misconduct anonymously or if they feel their concerns have not been resolved using other reporting methods.

Communications that accompanied the Code in 2022 further reinforced our expectations of behaviour in the workplace; emphasizing the importance of speaking up, fostering a workplace that is free of harassment of any kind and promoting diversity, equity and inclusion.

The Governance, Investment & Conduct Review Committee is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the board annually. On a quarterly basis, the Chief Compliance Officer reports on breaches of the Code and reviews our controls and compliance with the Governance, Investment & Conduct Review Committee.

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A copy of our most recent Code is available on our website (www.sunlife.com). The Code has been filed with the securities regulators in Canada on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) on EDGAR (www.sec.gov/edgar.shtml).

Related party transactions

We are required by the Insurance Companies Act (Canada) and the Trust and Loan Companies Act (Canada) (the Acts) to develop procedures to identify potential or actual transactions with related parties of the company, a group that includes directors and senior officers. We are also required to have our conduct review committee (the Governance, Investment & Conduct Review Committee) review on an annual basis, the related party procedures and their effectiveness in ensuring that we comply with the related party provisions of the Acts and to review any related party transactions requiring regulatory reporting. We have established procedures for a broad range of potential transactions with related parties of the company and in 2022 the Governance, Investment & Conduct Review Committee reviewed these and their effectiveness to ensure that any transactions with related parties of the company that may have a material effect on the stability or solvency of the company are identified (also see page 53).

Strategic planning

The board sets the strategic direction for the company and approves the annual strategic plan, including the company’s purpose statement, enterprise and group strategies, and the annual business capital, investment, and sustainability plans. It also reviews the effectiveness of our strategic planning process on a regular basis.

As part of the strategic plans and priorities for each of our four business groups, the board focused on the key risks and uncertainties facing the business relating to strategic execution including the COVID-19 pandemic, the changing economic and geopolitical environment, climate change (including stakeholder and regulatory expectations on climate and social actions), operational resilience (including people resources and technology and cyber risks), strategic execution, the competitive and regulatory environment, and maintaining strong financial discipline and a strong capital position. The board also reviewed trends emerging in strategic and financial decision making with a focus on the geopolitical climate, the shifting asset management landscape, an increasing client and employer focus on health, the rise of new technologies, the evolution of work, and increasing economic tensions, including rising inflation and interest rates. Consideration was also given to the alignment of the strategic plan projections with our risk appetite and the uncertainty brought on by rising inflation and interest rates and the adoption of IFRS 17. The Executive Team reviewed and discussed the feedback and perspectives provided by the board and the board then approved the updated strategic plan at its meeting in August.

Management updates the board on the execution of the strategy and strategic considerations at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Risk Management Oversight

Our board is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Management Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, including through the allocation of risk oversight to its four standing committees, the board monitors that the significant risks are appropriately identified and managed. The board of directors also oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

You can find more information about our risk management practices and the oversight provided by the board and the board committees in the description of our board committees beginning on page 49 and in our annual information form and MD&A for the year ended December 31, 2022 which are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Internal control and management information systems

The board has approved a comprehensive Internal Control Framework that codifies the company’s existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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The Audit Committee reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Succession planning and talent management

The Management Resources Committee has primary oversight of talent development and succession planning for senior management and the President & CEO’s assessments of the other senior officers. The board has primary oversight of talent management, succession planning and the performance assessment of the President & CEO. The Management Resources Committee and the board conduct in-depth reviews of succession options relating to senior management positions and the President & CEO, respectively, and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

Annually the Management Resources Committee reviews in detail updated succession plans for Executive Team roles and heads of key control functions. Each committee also reviews the talent and succession plans relevant to their specific functions and responsibilities.

Over the course of the year, the board will typically have direct exposure to senior executives as they present on their part of the company’s activities.

The board typically hosts one or more social events that includes members of management below the Executive Team. These events allow the board to interact and build relationships with high performance and high potential employees who are our future leaders.

Succession planning and talent management processes are a key part our enterprise strategy to strengthen diversity, equity and inclusion, discussed in greater detail below.

Diversity, equity and inclusion

Our commitment to diversity, equity and inclusion is at the centre of our company values and is critical to the board and executive management. Qualified directors and executive leaders who reflect the Clients we serve, our employees around the world, and the communities where we operate bring broader perspectives and experience to deepen our insight, enhance innovation and accelerate growth. We strive to create an inclusive, high-performing culture where all employees, regardless of sex, gender identity, race, religion, age, country of origin, physical ability, sexual orientation or other diversity attributes, can contribute to their full potential. We stand for equality, social change and justice for all and are committed to creating equal opportunities and fostering inclusion. For more information on diversity, equity and inclusion and how we are taking action, please see our Diversity, Equity and Inclusion Strategy 2025 and our Sustainability Report on our website (www.sunlife.com/sustainability/diversity-and-inclusion and www.sunlife.com/sustainability).

To drive our commitment to diversity, equity and inclusion we have:

•	signed on to the goals in the BlackNorth Initiative, which aims to remove systemic barriers that negatively affect Black Canadians; and
•

become a member of the Canadian Council for Aboriginal Business and began our Progressive Aboriginal Relations (PAR) certification, which confirms corporate performance in Indigenous relations, and formed a working group to create an intentional and progressive approach to impact four key performance areas: leadership, employment, business development, and community partnerships.

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Advancement of women and underrepresented groups in our workplace

We have an enterprise strategy to strengthen diversity, equity and inclusion. The strategy focuses on a series of actions that review and enhance our talent management practices, enrich our already collaborative and inclusive culture, and ensure our investments and participation in the community support our objectives.

Below is a list of efforts we have made to support our commitment to the advancement of women and underrepresented groups in our workplace.

•

Recruitment – we require a diverse and gender balanced slate of candidates when we select leaders for executive officer and senior leadership positions, both internally and externally. In situations where we are working with external executive search firms, one of the standard terms and conditions in our contracts is the presentation of diverse candidate slates. We also apply a language analysis tool to our recruitment postings, to ensure our language is gender inclusive and an artificial intelligence resumé screening tool to minimize discrimination and bias while recommending top candidates.

•

Inclusion Networks – we have numerous internal, voluntary, employee-led inclusion networks which play an important role in fostering and embedding a culture of inclusion within the company, including our Asian American Heritage Association network, our Black Excellence Alliance network, our DiverseABILITY network, our Hispanic Organization for Leaders and Achievers network, our Mosaic network, our Sun Life Pride network, and our networks focused on the advancement of women: Bright Women in North America and InvestHER in our asset management group.

•

Mentorship and Development Programs – we have a number of informal and formal mentor and mentee opportunities across our company and have implemented a global mentorship framework with an inclusion focus to ensure consistency across our businesses.

•

Community Involvement – we celebrate events such as International Women’s Day and Pride month and sponsor several charities and programs related to gender equality and advancing inclusion, especially for disadvantaged or marginalized communities such as:

•

the Simmons Conference, the Women in Insurance STEM program, the Bentley University program for first-generation college students, the Right to Play and Kids Help Phone programs for Indigenous children and youth across Canada,

•	the Foundation for Black Communities, serving Black communities across Canada, and
•	the launch of the Dean Connor Sun Life Inclusion Scholarships for Black and Indigenous Students in 2021

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For more information on our community involvement, please see our Sustainability Report on our website (www.sunlife.com/sustainability).

•

Building External Partnerships – we believe it is important to build key relationships with external partners that have the same commitment to building diverse and inclusive communities that also enable us to establish relationships with diverse talent for future opportunities, including Bentley University’s Center for Women and Business, and INDspire. For more information on our external partnerships, please see our Sustainability Report on our website (www.sunlife.com/sustainability).

•

Employee Training – We offer diversity, equity and inclusion education seminars through our online learning resources as well as through internal, executive-led forums that focus on fostering mutual understanding, and encourage participants to get more comfortable having uncomfortable conversations and were the first insurer to invest in Kaleidoscope by Hive Learning, the world’s leading interactive digital inclusion program. Please see our Diversity, Equity and Inclusion Strategy 2025 on our website (www. sunlife.com/sustainability/diversity-and-inclusion) for more information on our employee diversity, equity and inclusion training.

•

Flexible Work Arrangements – during another year of uncertainty, our company continued to provide various additional support measures in order to attract and retain diverse talent, including flexible work arrangements, myWellness days to promote the importance of taking time away from work, and continuing to have an increased allotment of personal emergency days to support childcare, eldercare or other responsibilities arising from the COVID-19 pandemic.

•

Monitoring Activities – we regularly monitor and review the number of women and underrepresented groups in executive and senior leadership positions through our annual talent review and succession planning process (see page 28). One of the key metrics we review is the number of women and underrepresented groups in executive and senior leadership roles and in our management pipeline.

•

Compensation Analyses – at the conclusion of our annual performance management and compensation cycle, we analyze compensation levels across the organization, including the compensation of women holding executive officer and senior leadership positions, to ensure fair and equitable treatment, free from systemic bias. We also ensure to review pay outcomes with a lens for employees that identify as members of underrepresented groups in addition to gender.

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We pride ourselves on creating an inclusive and welcoming environment that encourages diverse perspectives, experiences, preferences and beliefs. Below are examples of how we have been recognized for our ongoing commitment to gender equality, diversity, equity and inclusion:

•	we have been included in the Pax Ellevate Global Women’s Index Fund (PXWEX) since 2014,
•	we have been included in the Bloomberg Gender-Equality Index (GEI) since 2017,
•	we received Parity Certification by Women in Governance for our strong commitment to gender equality in the workplace,
•	in 2016 we signed the 100% Talent Compact pledge to move to closing the gender wage gap in Boston, and
•	we achieved a perfect score for the thirteenth consecutive year on the Human Rights Campaign Foundation’s corporate equality Index.

Women and underrepresented groups in executive officer positions

The following chart shows the number and percentage of men and women who are executive officers (members of the Executive Team), direct reports of the President & CEO and senior executives of the company as of February 28, 2023. The executive officers are also officers of Sun Life Assurance.

Gender	Number of Executive Officers	Percentage of Executive Team Members	Number of President & CEO Direct Reports[1]	Percentage of President CEO Direct Reports	Number of Senior Executives	Percentage of Senior Executives

Men	8	62%	7	50%	193	62%

Women	5	38%	7	50%	117	38%

Total	13	100%	14	100%	310	100%

[1]	President & CEO Direct Reports includes twelve Executive Officers, and two Senior Executives that report directly to the President & CEO.

Representation commitments for executive officer positions

We have committed to improving the representation of women leaders by setting a goal of 50% women at the Vice-President level and above globally by 2025 and a goal to reach 25% underrepresented groups at the Vice-President level and above in North America by 2025. The following chart shows the percentages of self-identified women and underrepresented groups1 who are senior management (Vice-President and above) of the company as of February 28, 2023.

Senior Management (Vice-President and above)	Commitment by 2025	2023

Women (Global)	50%

Underrepresented groups[1]	25%

[1]	individuals who self-identify as members of the Black, Indigenous, and/or People of Colour communities

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Sustainability

Our Sustainability Plan represents the areas where we have the greatest opportunity to drive positive impact in society, while creating competitive advantage for our business: increasing financial security, fostering healthier lives and advancing sustainable investing. These efforts build from our foundation of operating as a trusted and responsible business. This area represents table stake issues that we believe every company should act on. Our sustainability report and complementary web disclosures provide more information about our sustainability commitments and performance and is available on our website (www.sunlife.com/sustainability).

The board has ultimate oversight of sustainability and climate change issues, and uses reports from the board committee chairs noted below, and other direct presentations by management and external experts, to decide the nature and extent of its input and to provide challenge, advice and guidance on our enterprise approach to sustainability and climate change (see also page 24). Our four board committees have oversight over aspects of sustainability and climate change:

•

the Governance, Investment & Conduct Review Committee of the Board of Directors assists the Board with its oversight of sustainability matters. This includes reviewing and approving our enterprise-wide Sustainability Policy and reviewing and recommending approval of our annual Sustainability Report and Sustainability Plan to the Board.

•

the Risk Committee provides enterprise-wide oversight of the management of current and emerging risks, including of climate-related risks and, more broadly, environmental risks. For more detail on the Risk Committee’s role, refer to our annual MD&A available on our website (www.sunlife.com//investors/financial-results-and-reports).

•

the Audit Committee has oversight of all financial disclosures in the financial statements and MD&A, including those related to climate change. For more information on our climate-related disclosures, see our TCFD report available on our website (https://www.sunlife.com/en/sustainability/data-and-reports/).

•

the Management Resources Committee provides oversight of our diversity, equity and inclusion strategy. For more information on our diversity, equity and inclusion at Sun Life, please see our Diversity, Equity and Inclusion Strategy 2025 on our website (https://www.sunlife.com/en/sustainability/trusted-and-responsible-business/fostering-dei/).

In 2021, Sun Life appointed the company’s first Chief Sustainability Officer who is responsible for delivering on Sun Life’s long-term sustainability commitments to design and lead greater sustainability performance for Sun Life. In 2022, Sun Life appointed the company’s first Vice-President of Climate Change and Environmental Impact to oversee the development and implementation of the enterprise-wide climate change strategy, climate risk and decarbonization performance and reporting functions.

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Building an effective board

The Governance, Investment & Conduct Review Committee is accountable for recruiting highly qualified candidates with the competencies, experience and characteristics required to drive effective governance and create sustainable value for Sun Life’s stakeholders over the long term.

Board size

The board reviews its size every year to ensure it will promote open dialogue and effective decision making, ensure the right caliber and scope of director expertise, allow for board renewal and provide for effective committee membership. According to our by-laws, our board can have a minimum of eight and a maximum of 20 directors. At its meeting held on February 8, 2023, the board fixed the number of directors at 12. All of the director nominees currently serve as directors. Directors are elected for a one-year term. The board can appoint directors between shareholder meetings.

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Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with SLF Inc. that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

The Governance, Investment & Conduct Review Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 11 of the 12 are independent, and that all of the current members of the Audit Committee and Management Resources Committee meet the additional independence requirements set out in that policy for membership on those committees. Kevin D. Strain is not independent because he is our President & CEO.

Independent Chair of the Board

The roles of the Board Chair and the President & CEO are separate. The board believes that this separation increases the effectiveness of the board and facilitates enhanced oversight of management. Mr. Powers is our Board Chair and an independent director. Having an independent Board Chair promotes strong board leadership, encourages open discussion and debate at board meetings, and avoids potential conflicts of interest.

Private Meetings

The independent directors meet privately with the President & CEO and privately without management at each board meeting. The Board Chair and committee chairs encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made. The independent directors also routinely meet privately with the heads of key control functions at committee meetings (see committee reports pages 49 to 57).

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Selecting directors

Candidate Search	Board Chair and Chair of the Governance, Investment & Conduct Review Committee identifies prospective candidates	Candidate interviews with the Board Chair, Committee Chairs, and the President & CEO	Governance, Investment & Conduct Review Committee makes recommendation to the Board	=	Board Approval of New Candidate

The Governance, Investment & Conduct Review Committee, together with the Board Chair, have primary responsibility for identifying potential new directors and have adopted guidelines for director recruitment.

As part of the recruitment process, the GICRC develops a preferred candidate profile that reflects the particular competencies, experience and other characteristics required to complement the existing Board profile, taking into account both current and future needs.

Candidates are identified through executive search firms and referrals. An evergreen list of prospective candidates is maintained, which is comprised of individuals who the committee feels may be appropriate as a board candidate when a vacancy arises.

When recruiting candidates for appointment or election to the board, the Governance, Investment & Conduct Review Committee:

•

is committed to ensuring equitable and inclusive recruitment practices and will require search firms to identify and present diverse and balanced slates of potential Director candidates, including women and members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities (underrepresented groups)[1], and

•	will create equity by ensuring candidates have equal access to opportunities, free of bias and discrimination.

The Governance, Investment & Conduct Review Committee will also consider the board’s representation commitments for women and underrepresented groups on the board (see pages 36 to 37) when recruiting candidates. Executive search and background screening firms conduct reference and background checks on potential candidates. Suitable candidates are interviewed by the Board Chair, the committee chairs and the President & CEO. The committee receives input from all of these sources in connection with its recommendation to the board for the appointment or nomination of a new director.

Every year the Governance, Investment & Conduct Review Committee recommends a list of candidates for nomination to the board.

[1]	individuals who self-identify as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities.

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Diversity and skills

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board and committee charters and our corporate governance policies and practices, comply with our Code and meet our share ownership guidelines (see page 60). Directors have unrestricted access to management, as necessary, to carry out their responsibilities.

We have eight key attributes we expect of our directors when they carry out their duties:

Diversity

We believe that a diverse group of directors produces better corporate governance and oversight, as such the board has adopted a diversity policy that includes provisions on representation and diverse candidate slates. The objective of the board’s diversity policy is to ensure that the board as a whole possesses diverse qualifications, skills, experience and expertise relevant to the company’s business, in order to fulfil its mandate.

Effective implementation of the board’s diversity policy is the responsibility of the Governance, Investment & Conduct Review Committee and the Board Chair. See “Selecting directors” above for more information on how Sun Life ensures diverse candidates are considered as prospective board members.

To ensure the board’s diversity commitments are effectively implemented, the Governance, Investment & Conduct Review Committee assesses the effectiveness of the board’s diversity policy on an annual basis by:

•	considering the level of diversity on the board based on the above factors, which includes the consideration of the level of gender representation and representation of underrepresented groups[1]
•	progress towards the board’s representation commitments for women and underrepresented groups[1] on the board, and
•	whether its representation commitments have been achieved or exceeded.

Representation commitments for women and underrepresented groups on the board

The board’s diversity policy includes provisions relating to identification and nomination of women directors and underrepresented groups1. Taking into account the desired qualifications, skills, experience, expertise and the board’s commitment to diversity, it aims to have:

•

individuals self-identifying as men and individuals self-identifying as women each comprise 35% to 45% of directors, as the board progresses towards the aim of balanced gender representation by 2025; and

•	members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities (underrepresented groups)[1] comprise 20% to 25% of directors.

[1]	individuals who self-identify as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities.

36	|	MANAGEMENT INFORMATION CIRCULAR 2023

Diversity of our Independent Director Nominees

As of the date of this Circular 6 out of our 11 (55%) independent director nominees1 and 3 out of our 4 (75%) current committee chairs self-identify as women, 3 out of our 11 (27%) independent director nominees2 self-identify as a member of an underrepresented group3 and combined with our representation of women, 9 out of 11 (82%) of our independent board nominees will be diverse4. No directors have self-identified as Indigenous peoples or persons with disabilities.

[1]	6 out of 12 (50%) of all director nominees self-identify as women
[2]	3 out of 12 (25%) of all director nominees self-identify as a member of an underrepresented group (one self-identifies as Chinese and two self-identify as South Asian).
[3]	individuals who self-identify as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities.
[4]	9 out of 12 (75%) of all director nominees self-identify as women or belonging to an underrepresented group.

Key competencies and experience

The Governance, Investment & Conduct Review Committee ensures at all times that the board includes members with a broad range of business and strategic experience and expertise so that the board is able to effectively carry out its mandate. On an annual basis, the Governance, Investment & Conduct Review Committee and the board determine the key competencies and experience that they believe are necessary for the board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These include the eight key attributes listed on page 36 above and the specific competencies and experience listed in the table below (skills matrix) and described in the text that follows. The table below also shows the key competencies and experience that each independent director nominee has indicated he or she brings to the board. Each such director nominee has also identified the principal areas of expertise that he or she possesses and those are listed in the respective director nominee profiles on pages 15 to 21. The Governance, Investment & Conduct Review Committee reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess skills in those areas.

MANAGEMENT INFORMATION CIRCULAR 2023	|	37

	Deepak Chopra	Stephanie L. Coyles	Ashok K. Gupta	M. Marianne Harris	David H. Y. Ho	Laurie G. Hylton	Helen M. Mallovy-Hicks	Marie-Lucie Morin	Joseph M. Natale	Scott F. Powers	Barbara G. Stymiest

Key Competencies and Experience

Finance, Accounting and Actuarial knowledge of and experience with complex accounting, actuarial and/or capital management issues	✓		✓	✓	✓	✓	✓				✓

Insurance, Health and Wealth industry experience in insurance, re-insurance, asset management, wealth management and/or health to provide insight into operations, strategy and market factors			✓	✓			✓			✓	✓

Risk Management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting		✓	✓	✓		✓	✓	✓		✓	✓

Talent and Culture

experience guiding and championing a high performance culture, embedding human resources practices that attract, retain and develop a disproportionate share of top talent, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design

	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Client Needs, Sales and Distribution

experience in creating financial products for retail distribution, Client research or brand development and positioning; experience in overseeing sales forces and third-party distribution channels

	✓	✓	✓						✓	✓

International Business experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures	✓	✓	✓		✓		✓	✓	✓	✓	✓

Government Relations/Policy experience in government relations or public policy	✓	✓	✓	✓				✓	✓		✓

Leadership experience as a senior executive or director at a publicly traded company, with insight on the operations and governance of an organization of significant size and complexity	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓

Corporate Strategy and Development experience in strategic planning and identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Digital and Data/Analytics experience or knowledge relating to the cybersecurity, technology, digital and data/analytics needs and/or strategy for a major organization	✓	✓	✓		✓		✓		✓		✓

Sustainability, Environmental, Social and Governance

experience in sustainability matters, climate change, environmental issues, social issues and/or corporate governance principles and practices in an organization of significant size and complexity

		✓		✓					✓		✓

The Governance, Investment & Conduct Review Committee also reviews the membership of each committee annually to ensure each committee is comprised of members with the competencies and experience required to fulfil the commitee’s mandate.

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Orientation and development

Our orientation program for new directors includes informal introductory meetings with each Executive Team and board member, formal information sessions, and a directors’ manual with information about the company, the board and its committees, board administration, directors’ duties, policies applicable to the directors, and future meeting schedules. The Board Chair matches new directors with an experienced board member to act as a mentor by providing perspective and informal feedback and offering insights on board culture and dynamics.

Formal information sessions cover the company’s four business groups, each corporate function, our corporate strategy and financial objectives and are tailored to account for individual backgrounds, experience and the expected committee responsibilities. The Board Chair and committee chairs meet with new directors to discuss the role of the board and board committees in detail.

Directors are provided with an extensive list of upcoming outside professional development programs that may be of interest, which is updated throughout the year as new programs become available. The list includes governance, financial, compensation and industry topics. Directors can participate in these programs at our expense, as long as the Board Chair approves them in advance. As part of the annual assessment process Directors are asked to provide input on continuing education sessions that each Director would find valuable and this input is reflected in the Director education program.

Travel permitting, new directors attend site visits to each of the company’s four business pillar locations over a two to three year period, primarily through the board’s annual strategic planning board meeting in one of our four business pillar locations. The board believes that these site visits enhance ongoing director education. All of the directors are members of the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the U.S., which provide continuing education for directors through publications, seminars and conferences.

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In addition, we hold regular education sessions in conjunction with board and committee meetings to give directors a deeper understanding of our businesses and operating environment, to address ongoing and emerging issues in the functional areas of board oversight, and to encourage more in-depth discussion in specific areas. The table below lists the education sessions we organized for our directors in 2022.

Month	Topic	Audience/Committee[1]

February	Covid-19 Update	Board

February	IFRS 17/9 Update	AC

February	Covid Outlook for 2022	RC

February	Cyber Security Update	RC

May	Discussion with Janice Stein on Shifting Geopolitical Alliances	Board

May	Discussion with Ed Hyman on the Global Economic Outlook	Board

May	Competitive Update and External Trends	Board

May	IFRS 17/9 Update	AC

May	Market Trends in Executive Compensation	MRC

May	Real Estate Asset Class Presentation	GICRC

August	IFRS 17/9 Update	AC

August	Stagflation Scenario Stress Test	GICRC

August	IFRS 17 ALM Actions	RC

November	Discussion on Current Economic Conditions	Board

November	Health Panel Presentation	Board

November	Sun Life Asia Finance and Internal Audit Presentation	AC

November	Update on Recent Tax Developments	AC

November	IFRS 17/9 Update	AC

November	Managing Risk Uncertainty and Interconnectedness	RC
[1]	The overall attendance rate of board and committee members at these education sessions was 100%.

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Commitment and Tenure

Meeting attendance

The Governance, Investment & Conduct Review Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must, if requested by the Governance, Investment & Conduct Review Committee, offer to resign. The table below is a consolidated view of how many board and committee meetings each director attended in 2022. From time to time unscheduled board meetings may be called on short notice to consider mergers and acquisitions (M&A) transactions or other matters and one or more of our directors may be unable to attend these meetings due to the short notice. Where a director is unable to attend a meeting, feedback and questions based on meeting materials are directed to the Board Chair or the Chair of the applicable committee, as appropriate, to address at the meeting. During the year ended December 31, 2022, average attendance of all directors at both board and committee meetings was 99.4% and 100%, respectively.

Name	Board meetings attended		Committee meetings attended		Total meetings attended

William D. Anderson[1]	6 of 6	100%	n/a	n/a	6 of 6	100%

Deepak Chopra[2]	12 of 13	92.3%	12 of 12	100%	24 of 25	96%

Stephanie L. Coyles[3]	13 of 13	100%	12 of 12	100%	25 of 25	100%

Martin J. G. Glynn[4]	6 of 6	100%	5 of 5	100%	11 of 11	100%

Ashok K. Gupta	13 of 13	100%	9 of 9	100%	22 of 22	100%

M. Marianne Harris[5]	13 of 13	100%	13 of 13	100%	26 of 26	100%

David H. Y. Ho	13 of 13	100%	12 of 12	100%	25 of 25	100%

Helen M. Mallovy Hicks	13 of 13	100%	9 of 9	100%	22 of 22	100%

Marie-Lucie Morin	13 of 13	100%	9 of 9	100%	22 of 22	100%

Scott F. Powers[6]	13 of 13	100%	7 of 7	100%	20 of 20	100%

Kevin D. Strain	13 of 13	100%	n/a	n/a	13 of 13	100%

Barbara G. Stymiest	13 of 13	100%	9 of 9	100%	22 of 22	100%

1.	On May 11, 2022, Mr. Anderson retired from the Board. He was the non-executive Chair of the Board and attended committee meetings in that capacity.
2.	Mr. Chopra was unable to attend a board meeting due to a commitment made prior to his joining the board.
3.	On May 11, 2022, Ms. Coyles became Chair of the Management Resources Committee.
4.	On May 11, 2022, Mr. Glynn retired from the Board. He was a member of the Risk Committee and Management Resources Committee.
5.

On May 11, 2022, Ms. Harris ceased to be Chair and a member of the Management Resources Committee and became a member of the Audit Committee. She also became Chair of the Governance, Investment and Conduct Review Committee.

6.

On May 11, 2022, Mr. Powers became the non-executive Chair of the Board after which he attended committee meetings in that capacity. He ceased to be Chair of the Governance, Investment and Conduct Review Committee and a member of the Audit Committee.

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Serving on other public company boards and audit committees

The board has a policy limiting the number of public company directorships that directors should hold. Directors who are employed full-time should hold no more than one other public company directorship and directors who are not employed full-time should hold no more than three other public company directorships.

The board has also adopted a policy limiting the number of board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the same board of another public company, and directors may not serve together on the boards of more than one other public company (each, an interlock), without the prior consent of the Governance, Investment & Conduct Review Committee. Currently, Ms. Harris and Ms. Stymiest both serve on the board of George Weston Limited.

Directors are also required to notify the Board Chair, the Chair of the Governance, Investment & Conduct Review Committee, the President & CEO and the Chief Legal Officer prior to accepting a directorship on an additional public, private or not-for-profit board, to provide an opportunity for them to verify that the director continues to have the time and commitment to fulfil his or her obligations to the board and to be satisfied that the director is in compliance with the above policies, including the impact of any public company or other interlocks and no real or apparent conflict of interest would result.

The NYSE corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the Audit Committee comply with this standard.

Tenure

Our Director Independence Policy includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors. Other mechanisms of board renewal include the rigorous board and committee assessments (see page 44), the evergreen list of prospective candidates (see page 35) and the annual review of the directors’ skills matrix (see page 38).

The average tenure of the independent director nominees is 4 years.

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The table below shows the directors who are currently expected to retire or who will be required to retire under our director tenure provisions, unless waived, during the next three years, and the areas of expertise that they have indicated they bring to our board.

Director	Retirement Year	Committee Memberships	Areas of Expertise

Barbara G. Stymiest	Tenure limit reached in May 2024	Audit (Chair) Risk	• finance, accounting and actuarial • insurance, health and wealth • risk management • talent and culture • corporate strategy and development

M. Marianne Harris	Tenure limit reached in May 2025	Audit Governance, Investment & Conduct Review (Chair)	• finance, accounting and actuarial • insurance, health and wealth • talent and culture • public company • corporate strategy and development

The President & CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if he or she receives more withheld votes than for votes from shareholders in an uncontested election.

If requested by the Governance, Investment & Conduct Review Committee, a director must tender a written offer to resign if:

•	he or she has not attended at least 75% of board and committee meetings for two consecutive years
•	his or her principal employment or other business or professional circumstances have changed materially

Committee chairs are appointed annually. Generally, a director will serve as a committee chair for five years.

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Assessing the board

The board, board committees and individual directors participate in an annual assessment process with the assistance of an independent consultant as needed. The last independent assessment process was conducted in 2021. As part of the 2022 assessment process, each of the Board members completed questionnaires to assess the Board, each of the Committees and the Committee Chairs and the Board Chair conducted interviews with each of the Board members, in each case with the objective of:

•

providing the board with insight into its functioning and effectiveness, including the performance of the board, and the performance and leadership of the Board Chair and committee chairs in carrying out their mandates

•	identifying opportunities to enhance governance in ways that will have a direct impact on the company’s performance and ability to meet its strategic and operational priorities
•	providing the board insight into areas of individual director contributions in order to plan for future board education, recruitment and succession planning
•	enhancing the working relationship among board members and between the board and management

• all directors and certain senior executives completed written assessment questionnaires • the Board Chair conducted follow up one-on-one interviews to elicit feedback

•  the Board Chair and each Committee Chair analyzed the feedback from the questionnaires and interviews for discussion at the Board and the Committees

•  the Chair of the Governance, Investment & Conduct Review Committee provided feedback to the Board Chair on his assessment results and to discuss the assessment reports

•  each committee reviewed and discussed their respective committee reports

•  the Board Chair and Committee Chairs reviewed the assessment results at the Board and Committee meetings in May 2022, including themes and recommendations coming out of the effectiveness review

•  the board discussed the assessment results and recommendations and identified priorities and action items to improve the effectiveness of the board

•  reports and interview feedback are taken into consideration during the director re-nomination process and committee chair appointment process

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Shareholder engagement and communications

The Board believes it is important to have constructive engagement with the company’s shareholders to allow shareholders to express their views. Sun Life has well developed practices to facilitate constructive engagement with its investor base. The table below outlines the key contacts and methods that shareholders can use to engage with Sun Life and access important information:

Board of Directors

The Board Chair or his or her designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications are reported to the board of directors no later than its next regularly scheduled meeting. Shareholders can contact the Board Chair as indicated below under “Contacting the Board”.

Senior Management

The President & CEO, the Chief Financial Officer, the Head of Investor Relations and Capital Markets, and/or other senior management meet regularly with financial analysts and institutional investors, and senior management has recently engaged with institutional investors on topics such as strategic direction, sustainability, diversity, equity and inclusion and engagement with Indigenous communities.

Senior management of the company also engages with shareholders and other stakeholders through executive presentations and by way of special events and announcements. In 2022, these additional opportunities for engagement included participation and presentations at peer led financial services conferences and summits and institutional investors’ conferences and an IFRS 17 Investor Education Call hosted on May 31, 2022. Shareholders can contact senior management as indicated below under “Contacting Investor Relations” and can refer to our Investor Relations website at: https://www.sunlife.com/Global/Investors for more information on upcoming presentations and engagements.

Investor Relations

Investor Relations provides shareholder resources including analyst coverage information, financial strength ratings, annual financial information and governance and sustainability practices information. Shareholders can contact Sun Life’s Investor Relations as indicated below under “Contacting Investor Relations”.

Shareholder Services

Our Shareholder Services team focuses on serving the needs of individual shareholders of the company and engages with our shareholders either directly or through our transfer agent, on matters related to annual meeting materials, dividend payments, tax receipts and the management and escalation of shareholder inquiries and complaints. In addition, our Shareholder Services team proactively operates asset reunification programs from time to time to find lost shareholders entitled to unclaimed shares and dividends. Shareholders can contact SLF Inc.’s Shareholder Services team or its transfer agent as indicated below under “Shareholder contacts”.

Live Broadcasts

Management conducts live webcasts of quarterly earnings release conference calls which are accessible to the shareholders and other interested parties, and the company’s annual meeting of shareholders may also be viewed by webcast and shareholders may ask questions through the webcast.

MANAGEMENT INFORMATION CIRCULAR 2023	|	45

Contacting the Board

Shareholders and other interested parties can contact the directors and the company directly to give feedback:

Board of Directors

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:     boarddirectors@sunlife.com

Contacting Investor Relations

Investor Relations

Sun Life Financial Inc.

1 York Street, 29th Floor

Toronto, Ontario, Canada M5J 0B6

Email:     investor.relations@sunlife.com

Disclosure policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, MD&A, earnings news releases, the annual information form and this Circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance, Investment & Conduct Review Committee receives a report annually on the status of compliance with and effectiveness of our disclosure and securities trading policy and the policy is reviewed on a regular basis to determine whether revisions are required to respond to legal and regulatory developments, to reflect changes in the business environment or internal operations or to enhance governance.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code is also available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Corporate governance document	Review cycle

Board of Directors charter and committee charters	Annually

Position descriptions for directors, including the Board Chair and the committee chairs	Annually

Statement of Corporate Governance Policies and Practices	Annually

Director Independence Policy	Annually

Code of Conduct	Annually, in-depth review at least every three years

Board Diversity Policy	Annually

Director Recruitment Guidelines	Annually

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Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

For shareholders residing in Canada:	For shareholders residing in the U.S.A.:

TSX Trust Company P.O. Box 700, Station B Montreal, Quebec, Canada H3B 3K3	American Stock Transfer & Trust Company, LLC 6201 15th Ave Brooklyn, New York 11219 U.S.A.

Phone: Email:	Canada: 1-877-224-1760 International: 1-416-682-3865 sunlifeinquiries@tmx.com	Phone: Email:	U.S.: 1-877-224-1760 International: 1-416-682-3865 sunlifeinquiries@tmx.com

Additional contact information for other regions is available at https://www.sunlife.com/en/investors/shareholder-services/shareholder-contacts/

For other shareholder inquiries, please contact:

Shareholder Services

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:     shareholderservices@sunlife.com

MANAGEMENT INFORMATION CIRCULAR 2023	|	47

Shareholder proposals

We received one shareholder proposal for consideration at the meeting from the Salal Foundation of 185-911 Yates St., Suite 561, Victoria, BC V8V 4Y9, represented by Investors for Paris Compliance. The shareholder proposal along with Sun Life’s response is set out in schedule A beginning on page 119.

Shareholder proposals for our 2024 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 18, 2023 to consider including them in our management information circular for the 2024 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Email: Mail:	boarddirectors@sunlife.com 1 York Street, 31st Floor Toronto, Ontario, Canada M5J 0B6

Our policy on proxy access

Under the board’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the Circular and form of proxy and ballot for any annual meeting. To make a nomination, qualifying shareholders must, prior to the deadline for submitting shareholder proposals above, submit a nomination notice in the required form. The policy has the following principal features:

•	one or more nominating shareholders (up to a maximum of 20) may nominate up to the greater of two directors and 20% of the board
•	nominating shareholders must collectively own at least 5% of the company’s common shares
•	nominating shareholders must have held their shares for at least three years
•	the proposal will be included in the company’s Circular, form of proxy and ballot for the annual shareholders’ meeting
•	nominating shareholders may include a statement of up to 500 words in support of their candidates.

A copy of the policy is available on our website (www.sunlife.com).

Alternatively, in accordance with section 147 of the Insurance Companies Act (Canada), shareholders holding in the aggregate not less than 5% of the company’s shares for the minimum period of time set out by the Insurance Companies Act (Canada) may submit a formal proposal for individuals to be nominated for election as directors in accordance with the specified procedures to be followed.

Our advance notice by-law

Our by-laws specify that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of SLF Inc. shares owned or controlled, and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, SLF Inc. shares and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of OSFI relating to the suitability of directors and potential changes to the board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the board or by shareholders pursuant to shareholder proposals, requisitioned meetings, or through our proxy access policy which have separate requirements and deadlines. In addition, in the case of a special meeting at which directors are to be elected, a shareholder’s notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

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2023 Committee reports

The board’s four standing committees are:

•  Audit Committee

•  Governance, Investment & Conduct Review Committee

•  Management Resources Committee

•  Risk Committee

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed at least annually and updated as required. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Board Chair and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees hold private meetings with individual members of management, including the heads of key control functions at the beginning and/or end of each meeting, discuss reports prepared by management, and then meet in private at the end of each meeting. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval

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Audit Committee (AC) Report

Oversees

The AC is responsible for assisting
the board in overseeing the
integrity of financial statements
and related information provided
to shareholders and other
stakeholders, compliance with
financial regulatory requirements,
adequacy and effectiveness of the
internal controls implemented and
maintained by management, and
assessing the qualifications,
independence and performance of
the external auditor. Management
is responsible for preparing our
consolidated financial statements
and the reporting process. Deloitte
is responsible for auditing our
annual consolidated financial
statements in accordance with
Canadian generally accepted
auditing standards and the
standards of the Public Company
Accounting Oversight Board in the
U.S., and the effectiveness of our
internal control over financial
reporting in accordance with the
standards of the Public Company
Accounting Oversight Board in the
U.S.

The members of the AC are satisfied with the committee’s mandate and that it met the terms of its charter in 2022.
Members	• Barbara G. Stymiest (Chair) • Deepak Chopra • M. Marianne Harris • Laurie G. Hylton • Helen M. Mallovy Hicks
2022 meetings	• Met 5 times in 2022 • Met without management present at each meeting • Met in private with each of Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Chief Actuary regularly
100% independent	• All AC members are independent (see page 34).
100% financially literate

•  All AC members are “financially literate” as defined in the rules of the Canadian Securities Administrators and U.S. Securities and Exchange Commission (SEC) and standards of the NYSE

•  Mr. Chopra, Ms. Mallovy Hicks, Ms. Hylton and Ms. Stymiest are Audit Committee Financial Experts as defined by SEC rules and have the accounting or related financial management experience required under the rules of the NYSE

2022 Highlights
Financial Reporting and Internal Control

✓ reviewed our principal accounting and actuarial practices and policies and management’s accounting estimates and judgments with management and Deloitte

✓ reviewed regular reports from management on IFRS developments and received updates on IFRS 17 and 9 implementation plans

✓ reviewed the following documents with management and Deloitte, and recommended them to the board for approval: annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results

✓ reviewed disclosures in the MD&A in line with the recommendations of the TCFD

✓ considered emerging industry, regulatory and accounting standards and the possible impact on the company’s principal accounting practices and policies, including the use of non-IFRS measures and other reporting changes under IFRS 17 and 9

✓ reviewed with management the appropriateness of adjustments to determine underlying net income with the purpose of assisting management, investors and other stakeholders in understanding the company’s underlying business growth and performance

✓ reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls

✓ reviewed reports from management on approaches to sustainability reporting, talent, and Finance technology infrastructure

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2022 Highlights

✓ reviewed and recommended to the board for approval amendments to the internal control framework

✓ reviewed updates on tax matters

✓ reviewed an independent third party actuarial peer review of 2021 year-end policy liabilities, and an update on recommendations in the peer review

✓ reviewed quarterly reports from the Chief Actuary on method and assumption changes and management actions and their impacts

✓ reviewed an annual report on Provisions for Adverse Deviations (PfADS) in our actuarial liabilities

Internal Audit The Chief Auditor reports on a functional basis to the AC chair

✓ reviewed the scope of the 2023 Internal Audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan and recommended the plan to the board for approval

✓ reviewed reports on Internal Audit’s talent strategy and resource augmentation plans

✓ reviewed quarterly reports from the Chief Auditor on audit activities, findings and recommendations and the adequacy and effectiveness of internal control, risk management and governance processes across the first and second lines of defence

✓ reviewed and was satisfied with the independence of the Internal Audit function

External Auditor

✓ conducted the annual evaluation of the external auditor and recommended their re-appointment to the board for approval

✓ reviewed and accepted the independence of the external auditor, including timing and implementation of the rotation of the lead audit partner, and reviewed and approved the restricting use of external auditor policy

✓ reviewed and approved the overall scope of the annual audit plan and necessary resources and recommended the plan to the board for approval

✓ reviewed and approved the scope and terms of the external auditor’s engagement and reviewed and recommended their engagement letter and remuneration to the board for approval

✓ reviewed the results of audits and opinion of the external auditor with respect to our financial statements, including areas identified as significant audit risks, having significant management judgment, and other notable matters

✓ received updates from the external auditor on IFRS 17 implementation, key areas of focus for the transition opening balance sheet under IFRS 17, insurance contract liabilities, addressing climate change, emerging risk and COVID-19 related risks

Governance, Resourcing and Talent

✓ reviewed reports from the Chief Compliance Officer on compliance matters within the committee mandate, including compliance with the Code and whistleblowing program

✓ received updates on litigation matters

✓ reviewed and approved the mandates of the CFO, the Chief Auditor, and the Chief Actuary and their functions organizational structures, reviewed the appropriateness of resources and assessed the effectiveness of their functions

✓ reviewed the succession plans for the CFO, the Chief Auditor, and the Chief Actuaryreviewed and approved the annual objectives of the CFO, the Chief Auditor, and the Chief Actuary and assessed their annual performance

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Governance, Investment & Conduct Review Committee (GICRC) Report

Oversees

The GICRC is responsible for
assisting the board in overseeing:
(i) the development of effective
corporate governance guidelines
and processes, including those
addressing the effectiveness of the
board and its committees and
director succession planning and
recruitment, (ii) Sun Life’s
Investment Plan and investment
performance, including investment
practices, procedures and controls
related to the management of the
general fund investment portfolio;
(iii) sustainability matters including
Sun Life’s Sustainability Policy,
Sustainability Report and
Sustainability Plan; and
(iv) compliance and compliance
management programs, including
compliance with legal and
regulatory requirements, the
identification and management of
compliance risks and the
development of policies and
processes to sustain ethical
behaviour. The Committee also
serves as the conduct review
committee of Sun Life in
accordance with applicable
provisions of the Insurance
Companies Act (Canada).

The members of the GICRC are satisfied with the committee’s mandate and that it met the terms of its charter in 2022.
Members	• M. Marianne Harris (Chair) • Deepak Chopra • Stephanie L. Coyles • David H. Y Ho
2022 meetings	• Met 7 times in 2022 • Met without management present at each meeting • Met in private with each of the Chief Compliance Officer and the Chief Investment Officer quarterly
100% independent	• All members of the GICRC are independent

2022 Highlights
Corporate Governance Guidelines and Processes

✓ reviewed corporate governance developments and recommended to the board approval of our statement of corporate governance policies and practices

✓ reviewed and recommended to the board approval of our policies regarding board diversity and director independence

✓ reviewed and recommended to the board updates to the board and committee charters and approval of position descriptions for the Board Chair, Committee Chairs and Directors

✓ reviewed subsidiary governance activities, policies and processes

Board Effectiveness, Orientation and Education

✓ reviewed and recommended to the board the process for assessing the effectiveness of the board and its Committees

✓ received feedback on the orientation program for new directors and education programs for current directors

Board Composition, Succession and Recruitment

✓ reviewed and recommended the appointment of two new directors to enhance the diversity, skills, experience and expertise on the board and complement the existing board composition

✓ reviewed and recommended updates to the director recruitment guidelines and directors’ skills matrix

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2022 Highlights

✓ assessed the independence of directors and reviewed and made recommendations to the board relating to board and committee composition

✓ reviewed and recommended approval of the management information circular, voting policyholders booklet, forms of proxy and the annual information form

Sustainability (you can find our Sustainability Report on our website (www.sunlife.com/ sustainability))

✓ reviewed reports on our sustainability strategy, initiatives, and practices

✓ reviewed and recommended to the board approval of Sun Life’s 2023 Sustainability Plan and Sustainability Report

✓ received reports on net zero commitments and human rights

✓ received an annual report on our philanthropic program

Investments

✓ reviewed investment strategy, actions and performance for the general account and the company’s asset management businesses

✓ reviewed reports on significant investment transactions

✓ received presentations and updates on real estate assets, private fixed income and mortgages asset classes.

✓ received reports from the Chief Credit Risk Officer on market outlook, including investment risks and credit events impacting the company’s asset portfolio

✓ discussed investment strategy and reviewed and recommended to the board approval of the annual investment plan

Oversight of Compliance

✓ received regular reports from the Chief Compliance Officer on Compliance risk assessments, Compliance risk controls assessment, key compliance matters, including compliance with applicable laws and regulations, anti-money laundering, market conduct, business conduct, privacy and anti-bribery and anti-corruption

✓ reviewed and approved the annual Compliance plan

✓ received updates on key regulatory developments and key regulator interactions

✓ reviewed policies and programs to monitor compliance with legal and regulatory requirements

✓ received an annual report from Internal Audit as to the effectiveness of the company’s anti-money laundering and anti-terrorist financing controls

Ethics & Conduct Review/Related Party Transactions

✓ received reports on the Code of Conduct program, whistleblowing and ethical conduct

✓ reviewed the effectiveness of the company’s procedures and practices to ensure compliance with regulations relating to related party transactions

Resourcing and Talent

✓ reviewed and approved the mandates of the Chief Investment Officer and the Chief Compliance Officer and the organizational structures of their functions, reviewed the appropriateness of resources and assessed the effectiveness of their functions

✓ reviewed the succession plans for the Chief Investment Officer and the Chief Compliance Officer

✓ reviewed and approved the annual objectives of the Chief Investment Officer and Chief Compliance Officer and assessed their annual performance

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Management Resources Committee (MRC) Report

Oversees

The MRC is responsible for
assisting the board with oversight
of succession planning for senior
executive positions and programs
to effectively attract, retain,
develop and reward employees. It
provides guidance to management
on advancing the talent agenda to
achieve strategic objectives and
foster Sun Life’s culture. The MRC
reviews incentive designs and
governance of material incentive
programs against alignment with
business objectives and avoiding
excessive risk taking. The MRC
reviews the implications of key
enterprise risks, including people
and culture risks pertaining to
compensation design and human
resources practices. In addition,
the MRC reviews compensation
matters, including the
remuneration of executives who
have a material impact on the risk
exposure of the company.

The members of the MRC are satisfied with the committee’s mandate and that it met the terms of its charter in 2022.
Members	• Stephanie L. Coyles(Chair) • Ashok K. Gupta • David H. Y. Ho • Marie-Lucie Morin • Joseph M. Natale
2022 meetings

•  Met 5 times in 2022

•  Met without management present at each meeting

•  Met in private at each quarterly meeting with each of the Executive Vice-President, Chief People and Culture Officer and the independent compensation consultant

100% independent	• All members of the MRC are independent (see page 34)

2022 Highlights

Succession and Appointments

✓ conducted an in-depth review of succession options for senior management positions and reviewed development plans for succession candidates with added attention to Executive Team succession and operating model and with a lens towards ensuring diversity and equity are addressed

✓ recommended the appointment of the new successor for the Chief Risk Officer, and the appointment of the Chief Client and Innovation Officer who both joined the Executive Team in 2022

✓ recommended role changes related to the Executive Vice-President, Chief Strategy and Enablement Officer, Executive Vice-President, Chief People and Culture Officer and Chief Information and Technology Innovation Officer

Talent Development, Diversity, Equity & Inclusion, Employee Engagement and Culture

✓ reviewed the talent pipeline strength, methodology, metrics and results

✓ reviewed the talent development strategy

✓ discussed employee relations and engagement matters

✓ reviewed the results of employee culture and engagement surveys and the major themes that require action

✓ reviewed progress against our diversity, equity and inclusion strategy, including an update on gender pay equity, pay equity for diverse employee groups and diversity commitments

✓ monitored the human resources risk dashboard and reviewed trends, including employee wellbeing and engagement, productivity and innovation for the future of work, and diversity, equity and inclusion

✓ received a report on the DentaQuest integration

Executive Compensation	✓ recommended to the board appropriate compensation for the President & CEO based on our corporate performance and his leadership in 2021.

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2022 Highlights

✓ reviewed compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents, control function heads and other Material Risk Takers and Select Executive Management

✓ reviewed annual incentive plan (AIP) design to prepare AIP for IFRS 17, reflect the diversity of our businesses, and reflect the evolving measurement of Client impacts

✓ reviewed long-term incentive (LTI) plan design to prepare for IFRS 17, recognize the importance of capital management and return on equity (ROE) by adding it as an absolute performance metric, increase peer group exposure to reflect the diversity of our businesses and to incorporate sustainability metrics aligned with our sustainability plan, which includes goals focused on advancing sustainable investing and operating as a trusted and responsible business

✓ reviewed assessment updates related to 2023 payouts under AIP and LTI plans

✓ recommended to the board for approval the AIP targets for 2023 and salary budgets for 2023

✓ reviewed and approved executive compensation policies and programs, including retirement and benefit arrangements

✓ reviewed the application of our compensation principles

✓ received and considered the implications of reports from the independent executive compensation advisor, including reports on market trends in executive compensation and ESG metrics in incentive plans

Retirement Plan Governance	✓ reviewed an annual assessment of worldwide retirement and savings plans and related governance policies
Governance and Risk

✓  reviewed and considered market trends and key issues in executive compensation and governance, including asset management compensation trends, ESG metrics in incentive plans, evolution of Client metrics, quantum of CEO pay, pay-for-performance analysis, gender pay equity, and peer group analysis

✓  met with the Chief Risk Officer to review risk performance and management for consideration in compensation assessments

✓  considered the implications of key risks (including human resources risks) across the enterprise on compensation programs and human resources practices

✓  reviewed the design, approval and governance of material incentive programs to ensure they do not encourage excessive risk taking, as well as an overview of the design and operation of all compensation plans

✓  reviewed the Chief Internal Auditor’s assessment of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices

✓  reviewed key aspects of the compensation frameworks for an M&A transaction

Resourcing and Talent

✓  reviewed and approved the mandate of the Executive Vice-President, Chief People and Culture Officer, reviewed the succession plan, appropriateness of resources and the organizational structure of the function

✓  reviewed and approved the annual objectives of the Executive Vice-President, Chief People and Culture Officer and assessed her annual performance

✓  evaluated the independence, appointment and terms of engagement for the independent compensation advisor

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Risk Committee (RC) Report

Oversees

The RC’s primary functions are to
assist the board with oversight of
the management of current and
emerging risks enterprise-wide,
and of the risk management
function to ensure that
management has in place
programs, policies, processes and
controls designed to identify and
effectively manage the significant
risks to which the Company is
exposed and has sufficient capital
to underpin those risks. It reviews
and approves all risk management
policies and reviews compliance
with those policies. In addition,
where the board has delegated
risk oversight to other committees
of the board, the RC provides the
board with an integrated view of
oversight of risk management
across all board committees. The
RC regularly monitors the
Company’s risk profile to ensure it
is within the agreed risk appetite
and that the Company’s capital
position exceeds regulatory capital
requirements, and monitors and
recommends to the board for
approval, the specific risk limits
allocated to the businesses and
the annual Capital Plan.

The members of the RC are satisfied with the committee’s mandate and that it met the terms of its charter in 2022.
Members	• Ashok K. Gupta (chair) • Helen M. Mallovy Hicks • Laurie G. Hylton • Marie-Lucie Morin • Barbara G. Stymiest • Joseph M. Natale
2022 meetings	• Met 4 times in 2022 • Met in private with the Chief Risk Officer regularly and without management present at each meeting
100% independent	• All members of the RC are independent

2022 Highlights
Risk Management

✓ reviewed the emerging and top risks facing our business activities and the controls being applied to mitigate risks, including discussions on the resiliency of the overall enterprise and the associated evolution of the risk framework

✓ received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends, including political/geopolitical risks

✓ received quarterly reports from Internal Audit on the effectiveness of controls within the business and risk function and Internal Audit’s annual opinion on risk governance

✓ reviewed and recommended board approval of amendments to the Risk Management Framework and Risk Appetite Policy, and periodically reviewed and approved amendments to policies for the management and control of risk

✓ reviewed reports on compliance with risk policies, including risk limits, and monitored related management actions

✓ reviewed risk monitoring programs and quarterly reports on risk monitoring activities, including those related to risk appetite, asset liability management risk, product risk, investment and market risks, operational risks and insurance risks to ensure the risk profile remained within the risk appetite

✓ reviewed regular reports on information security matters and cyber security risks

✓ reviewed reports and received presentations on topics such as: COVID-19 outlook, risk appetite under IFRS 17, IFRS 17 asset liability management actions, and managing risk uncertainty and interconnectedness

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2022 Highlights

✓ reviewed quarterly stress testing reports including future considerations for macroeconomic and recession related stress scenarios

✓ reviewed specific risk reports to provide an integrated view of the oversight of risk management programs to the board, including

•  risk considerations under the company’s business plan

•  risk considerations in the strategic plan at its annual strategy session

Capital, Liquidity & Treasury Management

✓ reviewed quarterly reports on the capital and liquidity position of the company

✓ reviewed quarterly with management our current and forecasted capital position and financial strength along with sensitivities to certain market conditions, and made recommendations to the board about allocation of capital, dividends, debt and security issuances/redemptions

✓ reviewed local capital ratios and dividends on a quarterly basis

✓ reviewed quarterly updates on capital market trends, including cost of new issues, current coupon levels and interest coverage and leverage ratios

✓ reviewed and recommended to the board approval of the annual capital plan

✓ reviewed and recommended to the board approval of authorizations related to credit facilities and the issuance of debt securities, class A shares and common shares of SLF Inc. into the Canadian market

✓ reviewed and recommended board approval of amendments to the Capital Risk Policy and Capital and Liquidity Management Framework

✓ received reports on historical and current sources and uses of capital and key drivers influencing capital generation in the business and a report on management’s target operating capital ratio outlining the purpose of the ratio, how calculated, tracked and monitored

✓ reviewed capital allocation by business unit

✓ reviewed the results of Financial Condition Testing (FCT) and the company’s own risk and solvency assessment (ORSA) and recommended to the board approval of internal and operating capital targets in accordance with OSFI guidelines

Resourcing and Talent

✓ reviewed and approved the mandate for the Chief Risk Officer and organizational structure, reviewed the appropriateness of resources and assessed the effectiveness of the risk function

✓ reviewed the succession plans for the Chief Risk Officer, including reviewing and approving the appointment of a new Chief Risk Officer

✓ reviewed and approved the annual objectives of the Chief Risk Officer and assessed his annual performance

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Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

•	to align directors’ interests with the interests of our shareholders
•	to fairly and competitively compensate directors in order to attract well qualified board members.

The board’s philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Board Chair and the President & CEO) against the total compensation (annual retainer and meeting fees) paid to directors of financial services sector peers. We determine the median pay for the “typical director” at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that a typical director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of the public companies included in the TSX60. Typically we assess the competitiveness of our directors’ compensation program every two years.

We benchmark pay for the Board Chair against the compensation paid to the chairs of companies in our peer group. The median total compensation among peer board chairs is used as a baseline to assess the competitiveness of the Board Chair’s compensation. The Governance, Investment & Conduct Review Committee also considers other qualitative factors when making recommendations to the board on the Board Chair’s compensation.

For the review conducted in 2022 we aligned our peer group with the peer group and weighting used for our Senior Executive Sun Share Unit Plan, which is made up of five major Canadian banks and nine North American insurance and asset management companies.

We selected these companies as peers because they are leading financial services and asset management organizations in North America that we believe recruit director candidates with similar skills and experience as we seek.

• Bank of Montreal • CIBC • RBC • The Bank of Nova Scotia • The Toronto-Dominion Bank • Equitable Holdings • Great-West Life	• Lincoln National • Manulife Financial • MetLife • Principal Financial Group • Prudential Financial • T. Rowe Price • Unum Group

The Governance, Investment & Conduct Review Committee considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

Program structure

Directors receive an annual retainer, committee retainers and travel fees for serving on the boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. Directors are also reimbursed for travel and other expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive a portion of their annual board retainer in DSUs pursuant to our Deferred Share Unit Plan (see below). The Board Chair receives a separate annual retainer that includes a portion in DSUs (see below). He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Board Chair. He does not receive travel fees.

Mr. Strain does not receive any director compensation because he is our President & CEO. Details regarding Mr. Strain’s compensation can be found in the Executive Compensation section of this Circular beginning on page 63.

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Directors’ Compensation

The Governance, Investment & Conduct Review Committee (GICRC) reviews director compensation every two years. The GICRC last reviewed director compensation in 2020 and did not recommend making any changes to amounts payable to directors’ resulting in the same compensation structure being in place since January 1, 2019. In 2022, the GICRC retained Meridian Compensation Partners (Meridian), an independent compensation consultant, to provide a competitive review of our director compensation program. Meridian used data from our peer group and data from constituents in the TSX 60 Index and compared that data to two “model director” profiles with the first profile reflecting a director who is a Committee Chair and a member of another Committee and the second profile reflecting a director who is a member of two Committees (all Board members serve on two Committees). Meridian’s analysis indicated that the total director compensation for Sun Life directors was significantly below the peer median (25% and 28% below peer median for the two profiles). Meridian recommended a $50,000 increase to the total compensation for the directors, including the Board Chair, with an increase to the minimum required to be taken in DSUs from $120,000 to $160,000 (see below). With the changes recommended by Meridian total compensation is positioned 12% and 13% below median for the two profiles. Based on Meridian’s analysis and recommendations the GICRC recommended, and the board approved the following compensation structure effective January 1, 2023:

2023 Director Compensation	Amount ($)
Board Chair’s retainer	490,000[1]
Directors’ retainers	275,000[2]
Committee chairs’ retainers	45,000
Committee members’ retainers	10,000
Travel fees	1,500 – 3,000 / meeting[3]
[1]	$245,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[2]	$160,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[3]	Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more.

The table below shows the directors’ compensation structure in effect prior to January 1, 2023:

2022 Director Compensation	Amount ($)
Board Chair’s retainer	440,000[1]
Directors’ retainers	225,000[2]
Committee chairs’ retainers	45,000
Committee members’ retainers	10,000
Travel fees	1,500 – 3,000 / meeting[3]
[1]	$220,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[2]	$120,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[3]	Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more.

Directors can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of SLF Inc. acquired on the open market. Directors cannot redeem their DSUs until they leave the board. All DSU awards are paid out in cash. For information on the material terms of the Deferred Share Unit Plan see page 86.

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Except for the Deferred Share Unit Plan, independent directors do not participate in the company’s stock option plan or any other equity-based or incentive compensation arrangements.

Director Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Effective January 1, 2023, Directors (other than Mr. Strain) must own at least $805,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs where such amount shall be achieved by new directors within five years of joining the Board and existing directors shall have one additional year to achieve the increased ownership requirement. Directors may not engage in equity monetization transactions, including pledges or hedges involving securities of SLF Inc. (see page 78).

As President & CEO, Mr. Strain has separate share ownership requirements which are described on page 78.

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Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Strain) held as of February 28, 2023 and February 28, 2022, the portion of their base retainer they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs) and the percentage of total annual board retainer received in common shares or DSUs.

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline[1]	Portion chosen as common shares or DSUs (%)[2]		Total received in common shares or DSUs (%)[3]

Deepak Chopra	2023	250	6,622	6,872	453,140	351,860	100		100
	2022	250	2,451	2,701	180,049	554,951	100		100
	Change	0	4,171	4,171	273,091

Stephanie L. Coyles	2023	12,800	15,094	27,894	1,839,330	✓	-	[4]	58	[4]
	2022	12,000	12,191	24,191	1,612,572	✓	-	[4]	53	[4]
	Change	800	2,903	3,703	226,758

Ashok K. Gupta	2023	1,481	18,226	19,707	1,299,480	✓	100		100
	2022	1,481	12,796	14,277	951,705	✓	100		100
	Change	0	5,430	5,430	347,775

M. Marianne Harris	2023	6,735	54,104	60,839	4,011,724	✓	100		100
	2022	6,443	47,302	53,745	3,582,642	✓	100		100
	Change	292	6,802	7,094	429,082

David H. Y. Ho	2023	227	6,721	6,948	458,151	346,849	100		100
	2022	227	2,451	2,678	178,515	556,485	100		100
	Change	0	4,270	4,270	279,636

Laurie G. Hylton	2023	–	–	–	–	805,000	–		–
	2022	–	–	–	–	–	–		–
	Change	–	–	–	–

Helen M. Mallovy Hicks	2023	425	4,751	5,176	341,305	463,695	100		100
	2022	425	663	1,088	72,526	662,474	100		100
	Change	0	4,088	4,088	268,779

Marie-Lucie Morin	2023	1,200	2,608	3,808	251,100	553,900	13		64
	2022	0	0	0	0	735,000	5		56
	Change	1,200	2,608	3,808	251,100

Joseph M. Natale	2023	–	–	–	–	805,000	–		–
	2022	–	–	–	–	–	–		–
	Change	–	–	–	–

Scott F. Powers	2023	975	34,302	35,277	2,326,165	✓	100		100
	2022	975	26,636	27,611	1,840,549	✓	100		100
	Change	0	7,666	7,666	485,616

Barbara G. Stymiest	2023	5,000	60,180	65,180	4,297,969	✓	90		96
	2022	5,000	53,365	58,365	3,890,611	✓	90		95
	Change	0	6,815	6,815	407,358

[1]	The director share ownership guidelines were revised in 2022 to increase the share ownership guideline effective January 1, 2023 from $735,000 to $805,000 in common shares and/or DSUs.
[2]

For the portion of their retainer that directors are not required to receive in DSUs, the % reflects the amount of compensation that director has elected to receive in common shares or DSUs that can otherwise be received in cash.

[3]	Reflects the total % of their retainer that directors received in common shares or DSUs (optional and required amounts).
[4]	Ms. Coyles used 100% of her after tax director income to purchase common shares of the company on the open market.

The closing value of our common shares on the TSX was $65.94 on February 28, 2023 and $66.66 on February 28, 2022

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Compensation details

Director compensation table

We paid a total of $2,758,297 to the directors of SLF Inc. and Sun Life Assurance in 20221, compared to $2,842,315 in 2021.

Name	Fees earned ($)	Share- based awards[2] ($)	Travel fees ($)	Option- based awards[3] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation[4] ($)		Total ($)

William D. Anderson[3]	79,780	79,780	–	–	–	–	10,000	[5]	169,560

Deepak Chopra	–	245,000	–	–	–	–	–		245,000

Stephanie L. Coyles	126,202	141,202	–	–	–	–	–		267,404

Martin J. G. Glynn[3]	45,330	43,516	3,000	–	–	–	13,918	[6]	105,764

Ashok K. Gupta	–	280,000	12,000	–	–	–	–		292,000

M. Marianne Harris	–	280,000	–	–	–	–	–		280,000

David H. Y. Ho	–	245,000	6,000	–	–	–	–		251,000

Helen M. Mallovy Hicks	–	245,000	–	–	–	–	–		245,000

Marie-Lucie Morin	100,000	145,000	12,000	–	–	–	–		257,000

Scott F. Powers	–	382,569	3,000	–	–	–	–		385,569

Barbara G. Stymiest	16,000	264,000	–	–	–	–	–		280,000

TOTAL									2,778,297
[1]	Ms. Laurie G. Hylton’s compensation is not included as she became a director on December 31, 2022. Mr. Joseph M. Natale’s compensation is not included as he became a director on February 7, 2023.
[2]	Independent directors do not participate in the company’s stock option plan.
[3]	This includes DSUs awarded in 2022, including both mandatory DSUs as well as DSUs elected to be received by the directors in lieu of cash fees.
[4]	Mr. Anderson and Mr. Glynn retired in May 2022.
[5]	This includes $10,000 in charitable donations made on behalf of Mr. Anderson when he retired from the board.
[6]

This includes $10,000 in charitable donations made on behalf of Mr. Glynn when he retired from the board and travel reimbursement of $3,918 paid for Mr. Glynn’s spouse in connection with his retirement.

The Insurance Companies Act (Canada) requires that an insurance company’s by-laws set a maximum amount of remuneration that may be paid in aggregate to all directors for their services during a fixed period of time. Directors receive an annual retainer, committee retainers and travel fees for serving on the boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. By-law No. 1 of the company currently sets that amount at $2,600,000 and the by-laws of Sun Life Assurance also set that amount at $2,600,000, for an aggregate limit of $5,200,000 between the two companies.

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Executive compensation

This section discusses our approach to executive compensation, how we make decisions, the different components of our programs, what we paid our NEOs in 2022 and the rationale for our decisions. Management prepared the compensation discussion and analysis, and compensation details provided below on behalf of the Management Resources Committee (MRC). It was reviewed and approved by the MRC and our board. The executive compensation disclosure includes non-IFRS measures. Additional information concerning these measures is available in Section L - Non-IFRS measures in our 2022 MD&A, which is incorporated by reference in this section. Our 2022 MD&A has been filed with securities regulators in Canada and with the SEC and available at www.sunlife.com, www.sedar.com and www.sec.gov. All figures are in Canadian dollars unless stated otherwise.

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Letter to shareholders

To our fellow shareholders:

2022 was a year of significant challenge and opportunity. Our overall performance continues to demonstrate the resiliency of the company’s four pillar strategy and the strength of its geographic diversification. The company also undertook several transformative business transactions that expanded the scope and nature of the workforce.

In this environment marked by economic and geo-political complexity, strong labour market dynamics, and an overall shift in workforce expectations, strategies to attract, retain and develop talent are more critical than ever. As a result, the Committee focused significant attention on management’s actions to: strengthen leadership development and succession for the next generation of talent; manage overall people risk; differentiate Sun Life’s approach to the Future of Work through flexibility and choice; and build an empowered and inclusive culture.

The board recognizes that Sun Life’s strength resides in its ability to build great talent motivated by the delivery of our Purpose: helping Clients achieve lifetime financial security and live healthier lives. Our compensation design and practices are essential tools in driving the execution of our business and talent strategy. We regularly review compensation design to ensure it is competitive, fair, simple and clearly communicated, provides incentives that align executive interests with that of our shareholders, delivers on our longer-term strategic objectives, and supports our commitment to sustainable practices. We carefully assess business and incentive results with input from the Chief Risk Officer and an independent advisor to ensure appropriate challenge is in place. We apply a rigorous approach to assessing performance to ensure final pay outcomes reflect true pay-for-performance.

We value your input and are pleased that our approach to date has continued to receive strong shareholder support. At our last AGM, 94.8% voted in favour of our compensation program. In the remainder of this letter, we provide an outline of the application of our principles to Executive Compensation in 2022 and our plans for continued evolution in 2023 to reinforce our commitment to long-term sustainable growth.

2022 Company Performance Highlights

The board is satisfied with the business results delivered in 2022, particularly in a year of equity market volatility, rising interest rates and persistent inflation. While Reported earnings per share (EPS) and return on equity (ROE) were down year-over-year, Underlying EPS, a measure that adjust for temporary market volatility, was up 4%. Insurance sales experienced strong growth, while wealth sales declined due to market volatility. Value of new business decreased from last year’s strong results, driven by lower wealth sales. Overall results were supported by our balanced and diversified business model. Our U.S., Canada and Asia businesses contributed strong earnings performance, partially offset by MFS, where performance was impacted by equity market declines. SLC Management recorded strong net inflows, continued momentum on capital raising, and growth in fee-related earnings. See the table below and our 2023 MD&A for more details.

Of particular note, this year we executed on a number of important acquisitions, partnerships and divestitures that position the company well for growth by building on our geographic diversity and distribution strength. In June 2022, we completed the acquisition of DentaQuest, further strengthening our position as a leader in U.S. health and benefits. We announced the acquisition of a majority stake in Advisors Asset Management (AAM), which will allow SLC Management to expand the distribution of its alternative investments into the U.S. high-net worth retail market. We announced our intention to sell our closed block U.K. business to Phoenix Group, providing a long-term home for our Clients. This transaction included the formation of a long-term partnership to become a strategic asset management partner to Phoenix Group through our leading asset management businesses – MFS and SLC Management. In Asia, we strengthened our bancassurance distribution through a renewed partnership with Rizal Commercial Banking Corporation in the Philippines and announced an expanded partnership with CIMB Niaga in Indonesia (commencing in 2025). In January 2023, we announced a 15-year partnership with Dah Sing Bank, Sun Life’s first exclusive bancassurance partnership in Hong Kong. In February 2023, we announced the completion of our sale of the association, affinity and group creditor business in Canada.

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As we executed on these important strategic transactions, the company made good progress advancing key strategic priorities. In financial reporting, the company is carefully managing the significant, global transition to the new IFRS 17 and IFRS 9 accounting standards. In digital innovation, Employee experience, and sustainability, Sun Life’s performance was recognized by stakeholders around the world, including Alida’s Delta Award for innovation in Client experience in the U.S., Great Place to Work® certifications in North America, India, Vietnam, and the Philippines, and being recognized by Corporate Knights as one of the Global 100 Most Sustainable Corporations for the 14th year in a row.

Key Financial Results

Basis	Measure	2022	2021	Year-over-year Change

Reported	Net Income	$3,060 million	$3,934 million	-22%

	ROE	12.5%	17.1%	Down 4.6 percentage points

	EPS	$5.21	$6.69	-22%

Underlying	Net Income[1]	$3,674 million	$3,533 million	4%

	ROE[1]	15.1%	15.4%	Down 0.3 percentage points

	EPS[2]	$6.27	$6.03	4%

	Value	Year-over-year Change

Insurance sales	$4,321 million	18%

Wealth sales and asset management gross flows	$204 billion	-11%

Value of new business (VNB)	$1,253 million	-7%

Assets under management (AUM)	$1,326 billion	-8%
[1]

Underlying net income and underlying ROE are non-IFRS measures, are not standardized financial measures under the financial reporting framework used to prepare our financial statements and might not be comparable to similar financial measures disclosed by other issuers. See Section L - Non-IFRS measures in our 2022 MD&A.

[2]

Underlying EPS is a non-IFRS measure, is not a standardized financial measure under the financial reporting framework used to prepare our financial statements and might not be comparable to similar financial measures disclosed by other issuers. See Section L - Non-IFRS measures in our 2022 MD&A.

2022 Compensation Highlights

With consideration to the company’s 2022 performance, the board, on the recommendation of the Committee, approved the following decisions:

•	Annual incentive plan (AIP) total company performance factor, including for CEO and CFO, of 95%
•	The score includes a positive discretionary adjustment to moderate factors impacting reported EPS and recognize significant outcomes on multiple, strategic initiatives
•	Senior Executive Sun Share Unit Plan (Sun Shares) performance factor of 117%. No discretion was applied, and NEOs have 25 - 75% of long-term incentives delivered in Sun Shares (page 82).

The total company AIP funding of 95% reflects mixed performance results on financial measures and solid outcomes on Client measures as well as strong performance on strategic initiatives.

Additional detail on use of discretion in compensation plans is on page 78.

Our Sun Share performance factor of 117% for the 2020 Sun Share grant vesting in 2023, reflects relative Total Shareholder Return (TSR) performance over a five-year period, with very strong results in early years tempered by lower results in the final three years. Our five-year annualized TSR is 8.0% and ranks top quartile among global insurance competitors.

Overall, we assess that our incentive plans delivered rewards consistent with our strategy, performance, and long-term value created. We continue to ground our decisions in the principle of pay-for-performance based on a rigorous assessment of the delivery of financial and strategic objectives.

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2022 CEO Performance and Compensation

When determining compensation for the CEO, we consider target compensation set with the inputs of market data, business and individual performance versus annual strategic and financial goals, funding under the compensation plans, and results in the broader context of Client, employee, and shareholder experience. The board’s assessment of the CEO’s performance includes consideration of results versus short, medium, and long-term goals, as well as broader strategic, sustainability and financial performance. Our process seeks input from the CEO through a self-assessment as well as feedback from the executive team and all board members. The Committee considers the board’s performance assessment, reviews compensation history and market information, and seeks input from an independent advisor, in making a compensation recommendation to the board.

Following the review, the Committee recommended, and the board approved, annualized 2022 total direct compensation (TDC) for Mr. Strain of $8,990,000, $210,000 above his target of $8,780,000 and $1,741,000 above his 2021 actual TDC. 2022 annual incentive compensation was awarded at $1,710,000, reflecting the 95% total company performance factor and a 120% individual performance multiplier, which was 14% above target and 22% below his 2021 actual annual incentive compensation.

In addition, the Committee recommended, and the board approved, target TDC of $9,650,000 for Mr. Strain in 2023, $870,000 above 2022, with the increase delivered in long-term incentives that align to shareholders interests. We believe the compensation awarded to Mr. Strain appropriately reflects his growth in the President & CEO role, leadership in executing on our strategy, and long-term value delivered, as well as competitive pay levels. Additional details on Mr. Strain’s compensation can be found on page 92.

Looking Ahead to 2023

Our talent strategies and compensation programs continue to evolve in concert with business strategy and our environment including the interests and expectations of our stakeholders.

While we regularly review our approach, this year we undertook a comprehensive assessment both to reflect the potential impact of changes in accounting practices within the insurance business (IFRS 17) and more importantly to reflect the company’s ongoing ambition and commitment to creating a focus on long-term sustainable growth.

Following the review of our incentive plans, we are pleased to share that certain 2023 AIP metrics will be adjusted to moderate outsized market impacts of Reported EPS on payouts, thereby reducing the need for discretionary adjustment in the future. Furthermore, Client Satisfaction (CSAT) will replace Client Index as a more flexible and market comparable measure of Client experience across geographies and businesses. We will also introduce a metric to track progress on building digital relationships as a key Client outcome given its strategic importance.

More significant changes are to be reflected in our longer-term incentive plan. We recognize sustainability and the positive impact the company can drive for Clients and communities is vital to both internal and external stakeholders. We are pleased to share that our 2023 Sun Shares will incorporate a component to incent and reward achievement of our strategic sustainability plan. Our top Leaders are aligned to achieve ambitious outcomes for Clients in advancing sustainable investing and operating as a trusted and responsible business, including increasing gender and racial diversity at executive levels and reducing greenhouse gas emissions in our operations.

Also starting in 2023, the Executive Sun Share plan will incorporate performance on Underlying ROE, in addition to relative TSR as critical long-term financial metrics. Adding this metric aligns to our strategy and responds to shareholder feedback to utilize both absolute and relative performance metrics. These changes reflect our strategic focus on capital management and our deep commitment to sustainability-driven growth in delivering on our Purpose and ambition: to be one of the best asset management and insurance companies in the world.

***

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Once again, we appreciate your feedback and invite you to contact us at boarddirectors@sunlife.com on matters pertaining to executive compensation and encourage you to continue to take advantage of your “say on pay” in 2023. In the following pages, we aim to provide you with all the information you need to feel confident that our actions and decisions are aligned to your interests.

Sincerely,

Stephanie L. Coyles	Scott F. Powers
Chair, Management Resources Committee	Chair of the Board

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Compensation discussion and analysis (CD&A)

2022 compensation decisions and approvals

We evaluate our business performance to assess whether our targets set at the beginning of the year remain appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results could represent one-off events. When determining 2022 AIP payouts, unique circumstances in each business group were considered and positive discretion was applied to ensure final AIP outcomes aligned with the overall performance of each business. Use of discretion is described on page 78.

Mr. Strain’s salary and AIP target are not changing for 2023, while his long-term incentive grant has increased. The other NEOs have received increases to their total target compensation for 2023. LTI awards are forward looking and recognize the critical role our executives play in providing leadership, managing risk and driving achievement of our ambitious goals for Clients and shareholders. The final payout of these awards depends on the long-term value delivered to stakeholders.

As disclosed in last year’s management information circular, 2022 salaries, AIP targets, and LTI grants were approved and executed in February 2022. 2022 actual incentive outcomes reflect a range of business and individual performance, in alignment with our compensation principles. We describe annual incentive plan business results on page 109.

The table below summarizes the 2022 compensation decisions for the individuals who are our NEOs for 2022. We describe the plans, payouts and new grants in more detail starting on page 79.

						Long Term Incentives (000s)

			Annual Incentives (000s)			Sun Shares		Options		SLC Management Phantom Units

	Annualized salary (000s)		Actual	Target		Value Vested / Paid (2020 grant)	Value Granted	Value Exercised	Value Granted	Value Vested / Paid (2020 grant)	Value Granted

Named Executive Officer	2022	2023	2022	2022	2023	2023	2023	2023	2023	2023	2023

Kevin D. Strain President & Chief Executive Officer	1,000	1,000	1,710	1,500	1,500	2,253	5,363	598	1,788

Manjit Singh EVP & Chief Financial Officer	650	650	912	800	800		1,875		625

Stephen C. Peacher President, SLC Management	US 700	US 750	US 1,908	US 1,500	US 1,500	US 835	US 750		US 750	US 1,485	US 1,500

Daniel R. Fishbein President, Sun Life U.S.	US 600	US 600	US 1,418	US 900	US 900	US 1,503	US 1,875	US 219	US 625

Jacques Goulet President, Sun Life Canada	600	600	972	800	900	3,361	2,100		700

As disclosed last year, in March 2022, Mr. Peacher received a one-time long-term incentive grant of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Phantom Units to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward. The grants cliff vest in 2027 and vesting is contingent upon achieving both financial and strategic goals key to SLC Management’s mid-term strategy. The final number of units

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vesting can go to zero, if performance is below threshold, and up to a maximum 125% of units granted, if performance exceeds expectations.

Summaries of performance for each NEO that formed the basis for compensation decisions start on page 91.

The value of the 2020 Sun Share awards paid in 2023 reflects the change in share price, accumulated dividends and application of the 117% performance factor. See page 83 for details about the performance factor for Sun Share awards (the “Performance Factor”). Above-target payouts on long-term incentives granted in 2020 were based on Sun Life’s absolute and relative total shareholder return compared to a peer group of Canadian banks and North American insurers over the performance period.

Changes for 2023

Management Resources Committee

The MRC conducted its annual review of our compensation programs and completed a periodic substantive review of our global incentive plans, and approved material changes to the annual incentive plan (AIP) and Executive Sun Share plan. This review was performed in the context of an evolving external environment and our transition to new accounting standards (International Financial Reporting Standard (IFRS) 17 and 9), and with the guidance and support of the board’s independent compensation consultant. These changes are intended to ensure that our plans are well aligned to our business strategy and that our programs continue to drive key strategic objectives and align executives with the interests of our Clients and shareholders.

Annual Incentive Plan

For the 2023 AIP performance year onwards, we are making the following adjustments to support fair outcomes and better align with our compensation strategy:

Total company Reported Earnings Per Share (EPS): We will narrow the payout range from the current <25% to 200%> range (threshold-maximum) to <50% to 150%>, with below-threshold performance still resulting in a zero factor payout. This will reduce the risk of outsized variability in compensation outcomes driven by uncontrollable external events (e.g., market volatility), while still reflecting shareholder experience in annual incentive payouts. For clarity, the underlying EPS/earnings performance metric will remain unchanged.

Value of New Business: This metric will be retitled “Growth” and at the total company level will be calculated as a weighted average of the performance under Value of New Business (VNB) in Sun Life Canada and Sun Life Asia, and Sun Life U.S.’s “Client Revenue” performance versus an annual target. Client Revenue is defined as net premiums + fees received from Clients. This better aligns our metrics to our US Group Benefits business while maintaining VNB for our long-term insurance businesses. Going forward VNB will no longer be measured on a constant currency basis to simplify and align to our approach with earnings measures.

Client Measures: We will replace the existing Client Index (our key measure of Client loyalty and satisfaction) survey measure with a new Client Satisfaction (CSAT) score. This allows for a wider range of responses and reflects our Clients’ overall satisfaction with their relationship with Sun Life, while aligning with common market practice.

Executive Sun Share plan

For the 2023 Sun Share grants onwards, we are adding one new metric and one new modifier used to determine the overall performance factor.

Relative TSR: This existing metric will now be weighted at 75% (previously, 100% of the calculation was based on this metric). The performance range around the peer group average will be widened to ±15% to reflect potential for more variable outcomes during the transition to the new IFRS 17 and 9 accounting standards, among our peers applicable only to Canadian insurance companies.

Peer Group: We will add Equitable Holdings Inc. (NYSE: EQH) and T Rowe Price Inc. (NASDAQ: TROW) to our peer group to further emphasize our asset management focus and broaden our group of comparators.

In calculating the relative TSR component of the performance factor, we will remove currency averaging and market capitalization-weighting to simplify calculating the peer average and will reduce the weight

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of Canadian banks from 25% to 20%, while increasing the weight of the North American group to 80% to again strengthen focus on our insurance and asset management peers.

Underlying ROE: This new metric will be weighted at 25% of the overall performance factor. For the initial grant, one-year goals will be aligned to each year’s business plan, designed to support achievement of our medium-term financial objectives and incent continued focus on capital allocation decisions within the company. This internally focused metric helps balance the external focus of relative Total Shareholder Return. The performance range around each annual goal will be ±15% (threshold-maximum).

Sustainability Modifier: This “modifier” will adjust the combined relative TSR (75% weight) and Underlying ROE (25% weight) score by up to ±10 percentage points. The Sustainability modifier applied will be either -10 percentage points (pp), -5 pp, “no change”, +5 pp or +10 pp. Scores will be assessed based on our performance over three years against four goals, aligned to two of our Sustainability Pillars (please see Sun Life’s Sustainability Report, available on our website): 1) Advancing Sustainable Investing, 2) Operating as a Trusted and Responsible Business. Each metric has an associated baseline and target and will be weighted equally in the assessment. Performance over the period will be assessed to determine the degree of success in achieving the four goals. Goals include sustainable investment, gender and under-represented ethnicity representation at executive levels, and greenhouse gas emissions reduction in our operations.

For clarity, this does not impact Sun Share grants made before 2023.

Stock Options:

For the 2023 stock option grants onwards, we are changing our 4 year vesting schedule from the current 25% per year following the date of grant, to 50% after year 3 and 50% after year 4. This will align us more closely to market practice and emphasizes the long-term nature of this program.

For clarity, this does not impact stock option grants made before 2023.

NEO Pension Entitlement:

Per “Amendment Number 6 to the Sun Life Assurance Company of Canada Canadian Non-Registered Pension Plan” which became effective on December 31, 2022, the total annual retirement income payable of Mr. Strain upon his retirement shall not exceed $1.4M. In accordance with our compensation philosophy and approach, this ensures his compensation can be set annually based on performance and in alignment with shareholder interests.

Clawback:

In late 2022, the U.S. Securities and Exchange Commission (SEC) finalized a set of proposed rules requiring companies listed on U.S. stock exchanges to implement a “clawback policy” for the recovery of incentive-based executive compensation received by current or former executive officers if the company must restate its financial statements. Companies must publicly file their clawback policy and disclose how they have applied the policy, if applicable. These rules will apply to Sun Life as a foreign private issuer on the New York Stock Exchange, once applicable, as is anticipated later in 2023.

Sun Life will update our existing compensation recovery approach and file it with the SEC as required to conform to the new rules and maintain continuous compliance.

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Comparing shareholder value to executive compensation

The graph below compares the cumulative value of $100 invested in Sun Life shares for the five years starting on December 31, 2017 with the value of $100 invested in each of two indices, the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, for the same period, assuming dividends were reinvested. The graph also shows total compensation, as outlined in the summary compensation table on page 100, for the NEOs (limited to the CEO, CFO and the next three highest paid NEOs for each year) as a dollar value and indexed to 100 over the same period.

2022 total compensation for NEOs* reflects previously disclosed target changes made in February 2022, 2022 AIP outcomes across our businesses, and the Canada-US exchange rate.

Over five years, Sun Life’s returns have outpaced our NEO total compensation growth, and are above the two indices listed. For more information on the alignment between CEO pay and shareholder value, see page 92.

Year ended December 31	2017	2018	2019	2020	2021	2022

SLF Inc.	100	91	123	122	158	147

S&P/TSX Composite Index	100	91	112	118	148	139

S&P/TSX Composite Financials Index	100	91	110	112	153	139

NEO Total Compensation Index	100	112	101	112	144	130

Total compensation of top-5 paid NEOs (millions)*	$27.6	$31.0	$27.8	$31.0	$39.7	$35.8

*	For 2021, includes Kevin Strain and excludes Dean Connor.

Cost of management ratio

The cost of management ratio below expresses total compensation, as outlined in the summary compensation table for the top five most highly paid NEOs as a percentage of underlying net income attributed to shareholders. This table shows that the cost of management ratio is in line with recent years.

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Cost of management ratio	2018	2019	2020	2021	2022

Total Compensation of top-5 paid NEOs (millions)*	$31.0	$27.8	$31.0	$39.7	$35.8

Underlying net income attributed to shareholders (millions)	$2,947	$3,057	$3,213	$3,533	$3,674

Cost of management ratio	1.1%	0.9%	1.0%	1.1%	1.0%

*	For 2021, includes Kevin Strain and excludes Dean Connor.

Compensation philosophy and approach

What we do

✓	Take a principles-based approach

•	Manage compensation design and decision-making within a set of guiding principles
•	Ensure our compensation practices align with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards
•	Benchmark compensation against peer companies

✓	Align with strategy and long-term shareholder value

•	Provide incentive to achieve strategic business priorities, such as our focus on Clients
•	Align pay with shareholder experience over the short, mid and long-term
•	Align our LTI programs to pay based on a mix of absolute and relative shareholder returns
•	Maintain a leading share ownership requirement and share retention policy
•	Consider shareholder feedback through annual “say on pay” and other channels

✓	Pay for performance

•	Pay senior executives with a focus on results-based, formulaic at-risk pay (at risk compensation as a percentage of target pay: 89% for the CEO and 78% for the Executive Team)
•	Define performance measures in the AIP that reflect value added for stakeholders, and are based on individual and company/business group performance

✓	Manage risk and ensure sound governance

•	The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and their relationship to compensation
•	Manage pay mix so that more senior roles have a significant portion of their compensation deferred, much of it tied to multi-year performance
•	Regularly audit our compensation programs, including reviews against the FSB Principles and Standards
•	Stress-test the designs of our incentive plans to ensure a robust understanding of possible outcomes
•	Directly link performance targets in the AIP to the annual business plan approved by the board and aligned with Sun Life’s risk framework
•	Use both absolute and relative performance metrics
•	Ensure Risk, Compliance and Control considerations are considered prior to payouts via a modifier that is neutral to negative, and can be applied to lower the overall business result to zero if appropriate
•	Make LTI contingent upon compliance with post-retirement shareholding requirements
•	Apply compensation clawbacks as appropriate
•	Retain external independent advice at the board level
•	Incorporate caps on payouts in all non-sales compensation plan designs and, where appropriate, sales compensation plan designs. Payouts under some plans are designed as a maximum % of financial measures (e.g., earnings)
•	Require a Code of Conduct declaration and monitor compliance for all employees

What we don’t do

×	No excessive perquisites / no “grossing up”

×	No encouraging excessive risk-taking

×	No repricing or backdating of stock options

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×	No hedging or pledging of equity awards

×	No single-trigger change of control agreements

×	No multi-year guarantees

Compensation principles

Our approach to compensation is guided by five principles for designing compensation programs that:

align to our business strategy, such as our focus on Clients and shareholders provide incentive to meet strategic business priorities

support fairness for all employees, and reward top performance are simple and clearly communicated

ensure alignment with the investor experience of short, mid and long-term performance and create a longer-term ownership mindset for senior leaders, including leading share ownership requirements.

How we ensure alignment

The following are four ways we ensure our pay and performance are aligned with shareholder interests:

1.	at-risk pay (including variable and deferred compensation) accounts for 89% of total compensation paid to our CEO and 78% for the other Executive Team members
2.

performance measures in the AIP that reflect value added for stakeholders through earnings, and profitable sales and progress on key Client outcomes across the enterprise that drive shareholder value creation

3.	performance targets in the AIP that are based on the annual business plan approved by the board and aligned with the company’s risk framework
4.	absolute and relative shareholder returns that are reflected in our Executive Sun Share program.

Our approach to setting compensation

Benchmark against peer companies

•	On average, we target compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the target market position for each role is appropriate
•

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. The value of these benefits does not fluctuate significantly with business or individual performance

Pay for performance

•

At the end of the year, we adjust the actual pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above target market position (in aggregate, the median of the market). Performance below expectations will result in pay below target market position

Align with Sun Life’s strategy

•

We use a formal decision-making process that incorporates assessment of performance and value added for shareholders and Clients, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

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Compensation governance

Management Resources Committee involvement and composition

The MRC oversees compensation design and outcomes, focusing on programs that are considered material to the company. The MRC and board exercise oversight over the compensation programs at MFS Investment Management through approval of the annual salary budget, bonus pool and long-term equity awards.

Composed entirely of independent directors, MRC members have direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

The profiles of all directors are contained in the section on director nominees starting on page 14. Additional committee-specific information relevant to MRC members is provided below.

•

Stephanie L. Coyles, Chair of the MRC was Chief Strategic Officer at LoyaltyOne from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. Ms. Coyles has expertise in governance, risk management, and talent and culture, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design. She was previously on the human resources and compensation committee of Corus Entertainment Inc. and now sits on its governance committee, and served on the human resources committee of Hudson’s Bay Company from 2019 to 2020.

•

Ashok K. Gupta has 40 years of experience in the insurance and financial services industry in the UK, holding a number of senior executive, advisor and actuarial positions. He was an advisor to the Group Chief Executive Officer of Old Mutual plc from 2010 to 2013, Operating Partner of the Pearl Group plc (now Phoenix Group Holdings plc) from 2004 to 2009, Chief Executive Officer of Kinnect of Lloyd’s of London from 2001 to 2004, and Head of Group Strategy of CGU plc (now part of Aviva plc) from 1997 to 2000. Mr. Gupta is currently Chairman of EValue Ltd., a director and member of the remuneration committee of JPMorgan Discovery Trust plc (formerly JPMorgan European Smaller Companies Trust plc), and Chair of Mercer Limited, Chair of its nominations committee and non-executive director of its remuneration committee. He also served on the remuneration committee of Old Mutual Wealth Management Limited (now Quilter PLC) from 2013 to 2014. These roles had responsibility for executive compensation and executive development.

•

David H. Y. Ho is Chairman and Founder of Kiina Investment Limited. He was previously a senior advisor for Permira Advisors LLC from 2010 to 2018 and Chairman and founding partner of CRU Capital from 2017 to 2019. He is currently a member of the management development and compensation committee of Air Products & Chemicals, Inc. and the compensation committee of Qorvo, Inc. Mr. Ho was the Chair of the compensation committee of China COSCO Shipping Corporation Limited from 2020 to 2021 and Sinosteel Corporation from 2014 to 2016. He was a member of the compensation committee of nVent Electric plc from 2018 to 2020, China Mobile Communications Group Co., Ltd. from 2016 to 2020, Dongfang Electric Corporation from 2009 to 2015, TriQuint Semiconductor Inc. from 2010 to 2014 and 3COM Corporation from 2008 to 2010.

•

Marie-Lucie Morin has over 30 years of experience in Canadian federal public service where she had the responsibility for various human resources and executive compensation matters. Ms. Morin has expertise in governance, risk management, and talent and culture, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design. She is currently the Chair of the corporate governance and compensation committee of Stantec Inc., serves as a member of the human resources & compensation committee of Chorus Aviation Inc, and was a member of the compensation committee of AGT Foods and Ingredients Inc. from 2016 to 2019.

•

Joseph M. Natale was President and Chief Executive Officer of Rogers Communications Inc. from 2017 to 2021, President and Chief Executive Officer from 2014 to 2015 and other executive roles from 2003 to 2014 at TELUS Corporation, Global Leader, Automotive and Transportation Markets and Country Leader, Canada from 2000 to 2003 and Managing Partner from 1997 to 2000 at KPMG Consulting and President and Co-founder of Piller, Natale & Oh Management Consultants from 1990 to 1997. Mr. Natale is currently the Chair of the human resources and compensation committee of The Hospital for Sick Children and a member of the compensation committee of Home Capital Group Inc. He was also a member of the compensation committee of Celestica Inc. from 2012 to 2017 and the Chair of the human resources and compensation committee at Livingston International from 2008 to 2013.

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The MRC’s membership is reviewed annually to ensure members have the experience and expertise required to fulfil the MRC’s mandate. More information on the operation and activities of the MRC can be found on pages 54 to 55.

Incentive Plan Review Group – Management oversight

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each MRC meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, MRC and the board to consider as part of their final recommendations and approvals. More information on our decision-making cycle is available on page 77.

Independent advice

Since 2016, the MRC has retained Pay Governance LLC (Pay Governance) as its independent consultant. Pay Governance provides advice on the strategy, design and quantum of compensation programs for the CEO and top executive officers and on our executive compensation governance, including advice on compensation programs relating to MFS Investment Management.

The MRC approves the engagement of the independent consultant, the proposed work plan and all associated fees. It considers any other work to be assigned to the independent consultant that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisor to the MRC.

The independent consultant advises the MRC throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation programs including design and outcomes and reviewing this circular. The MRC considers information provided by the independent consultant and makes recommendations to the board for approval. It also reviews the performance and independence of the consultant annually. The board is ultimately responsible for compensation decisions.

The table below shows the fees paid to Pay Governance over the last two years. In 2022, Pay Governance assisted Sun Life with a detailed review of its incentive design programs, which is reflected in the higher fees paid. Pay Governance did not provide any non-executive-compensation-related services to Sun Life over the period.

Executive compensation-related fees	2022		2021

Pay Governance	US$	197,765	US$	104,204

Alignment of compensation programs and risk management

Our risk management approach

Our compensation programs are aligned to the organization’s risk management practices through our:

1.	Governance structure for the design and approval of incentive compensation plans
2.	Processes used to support the alignment of compensation and risk management.

Described in more detail below, the MRC concluded that we did not take risks beyond our risk appetite to generate the business results that led to incentive payouts.

We use the “three-lines-of-defence” model as a means to ensure roles and responsibilities are consistent, transparent and clearly documented for decision-making, risk management and control in support of effective governance. Under the model:

•	The first line refers to business roles who own, identify, and manage business risks.
•

The second line is the oversight functions, which are independent of the first line, and oversee the risk management programs through the risk framework and policies. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance.

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•	The third line of defence is the internal audit function or a third party, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The MRC reviews the annual, mid and long-term incentive plans, which typically represent ~90% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks and managed through the three-lines-of-defence model. Amounts and key risks under these plans are reviewed by the MRC on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

•

Identification of Material Risk Takers (MRTs). MRTs are individuals in roles having a material impact on our risk exposure. Pay decisions for MRTs are reviewed by the MRC and alignment of their compensation with long-term performance of the company is ensured by requiring that a minimum of 40% of their variable pay is deferred when the company earnings threshold is exceeded. See page 117 for the aggregate compensation of our MRTs.

•	Application of compensation clawbacks. See page 70 for a description of our clawback policy.
•

Ability to lower share unit payments. The MRC and board have discretion in the Executive Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency.

•

Application of overall discretion. The MRC and board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of board-approved risk appetite levels.

•

Regular audit of our compensation programs. Internal audit reviews our compensation programs against the FSB Principles and reports to the MRC on its findings regularly in alignment with the MRC Charter.

In November 2022 and February 2023, the MRC approved updated AIP and Executive Sun Share designs, applicable for new incentive periods starting in 2023.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

•	They are managed through the three-lines-of-defense model and compensation principles, including alignment with FSB principles
•	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP
•

The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and whether they are being managed appropriately and if adjustments to outcomes are required, and attends other meetings as required

•

The MRC receives updates on the incentive plan assessments, including human resources talent risk and has the discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of approved risk-appetite limits

•

The IPRG meets prior to each MRC meeting to review incentive plan outcomes from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The IPRG also meets after the end of the year to discuss whether any adjustments should be made to the overall or business group AIP score based on the risk, compliance and control environment

•

The MRC reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The MRC also reviews stress-testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices

•

The MRC annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design and operational features.

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Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

•	Designs are stress-tested to ensure an understanding of possible outcomes.
•	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred, a significant portion of which is tied to multi-year performance.
•	Executives have share ownership and share retention requirements that reinforce the focus on the long term and alignment with shareholders’ interests.
•

Caps on payouts are incorporated in all non-sales compensation plan designs and, where appropriate, sales compensation design. Payouts under some compensation plans are designed as a maximum % of a financial measure (e.g., earnings).

•	The AIP (see page 80) includes a measure whereby funding can be reduced based on the risk, compliance and control environment.
•	Performance measures generally include a mix of financial and non-financial absolute and relative measures.
•	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group.

Decision-making cycle

Our annual incentive decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

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Use of discretion

The board has discretion to:

•	Increase or decrease awards under the AIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance
•

Lower or zero out AIP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of board approved risk appetite levels

•	Cancel outstanding awards under the Executive Sun Share plan if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Actual use of discretion has been modest and is a mixture of positive and negative over time.

Executive share ownership and share retention requirements

Our executives align their interests with those of our shareholders by holding an ongoing stake in the company. Those new to the company or newly promoted have five years to achieve their required minimum ownership levels, which can include ownership of common shares, DSUs, Sun Shares and SLC phantom units.

In 2016, we increased the minimum levels of share ownership for NEOs and added a requirement that they achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and DSUs.

In addition, starting with grants in 2017, we added a requirement that following an exercise of stock options, our active executive officers must retain shares equal to 50% of the after-tax gain from the exercise for three years. This hold requirement does not apply if they have achieved their share ownership requirements and at least 25% of their minimum level of share ownership through personal actions or if they retire.

	Multiple of annual salary	Post-retirement guidelines

Chief Executive Officer (CEO)	10x	Hold at least 100% of guideline for 1 year Hold at least 50% of guideline for 2 years

Named Executive Officers (NEO)	5x	Hold at least 100% of guideline for 1 year

Our former CEO, Dean Connor, remains in compliance with these guidelines at time of publishing.

All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chair of the Board. The Chair of the Board must notify the Chair of the GICRC.

No hedging or pledging

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions including pledging or hedges involving the company’s securities.

Clawbacks

Our clawback policy allows the company to recoup compensation in situations of material restatement and/or misconduct. The policy gives the board discretion to recover any or all of the incentive compensation received or realized in the previous 24 months if the employee (or former employee) was involved in misconduct, including fraud, dishonesty, negligence, and/or non-compliance with legal requirements or our internal policies, including the Code. In the case of material restatement, compensation can be recovered if the incentive compensation received would have been less had the restated financial results been known. Sun Life is monitoring developments with respect to recent changes to rules for clawbacks from the U.S. Securities and Exchange Commission and we will ensure continued compliance with relevant legislation.

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Our compensation program

Seven components made up our 2022 compensation program:

Component	Pay type	Performance period	Who’s eligible

Salary	Fixed	• reviewed annually	• all employees

Annual incentives	Variable	• up to 1 year	• all employees

Sun Share plan	Variable	• 3 years’ forward-looking performance	• key contributors; Vice- Presidents and above

Executive stock option plan	Variable	• 10 years • vest over 4 years	• Executive Team

Deferred share unit plan (DSU plan)	Variable	• redeemed when the executive leaves the organization	• Vice-Presidents and above

Pension and other benefits	Fixed	• accrue during employment	• all employees

Perquisites	Fixed	• available during employment	• Vice-Presidents and above

In addition to the above, the President, SLC Management participates in the SLC Management Phantom Unit Plan, as described below.

Component	Pay type	Performance period	Who’s eligible

SLC Management Phantom Unit Plan	Variable	• 3 years’ forward-looking performance	• Managing Director and above levels in SLC Management

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location, as well as investor experience (i.e., dividends and share price movements), per our guiding principles. Pension, benefits, and perquisites are supplemental, and outlined on pages 100 to 102.

Benchmarking

•

We look at how other companies similar to us compensate similar roles taking size of organization into account. We look at each component of compensation along with total compensation to ensure we can attract and retain the talent we need.

•

Surveys of peer groups are used to benchmark our compensation levels for certain executive officers, as outlined below. We selected these peer groups because they include the leading financial services organizations in Canada and the broader U.S. insurance industry that we compete in for talent. We

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also review publicly available compensation information for relevant companies that are publicly traded and compensation information for the asset management sector as appropriate before setting the compensation range for our executive officers.

•

Canadian market survey: The Financial Services Executive Compensation Survey produced by Korn Ferry is used to benchmark Canadian executives. Our Canadian peer group is made up of six major Canadian banks and two insurance companies:

• BMO Financial Group	• CIBC	• National Bank Financial Group	• Scotiabank

• Canada Life	• Manulife Financial	• RBC	• TD Bank Financial Group

•

U.S. market surveys: The Diversified Insurance Study of Executive Compensation produced by Willis Towers Watson is used to benchmark most U.S. executives. The study includes 18 publicly traded (or subsidiary) U.S. insurance companies (in addition to Sun Life):

• AFLAC • AIG • Allstate • Allianz Life • Brighthouse Financial	• Cigna • CNO Financial • Equitable • Genworth Financial • Hartford Financial Services	• John Hancock • Lincoln Financial • MetLife • Principal Financial Group • Prudential Financial	• Transamerica • Unum • Voya Financial Services

•

For Mr. Peacher, President, SLC Management, we consider benchmarking information from the 2022 McLagan Investment Management survey, which includes investment management roles from over 50 US insurance companies.

Salaries

Annual incentive plan

This plan rewards employees with cash awards based on how well we achieved our financial, sales and Client objectives for the year. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target.

Awards are determined using the following formula:

Annual incentive plan target ($)	X	Business results (%)	X	Individual multiplier (%)	=	Annual incentive plan award ($)

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Business results

We used four measures to assess our total company performance under the AIP as outlined below.

Management uses a business performance scorecard to conduct a comprehensive “look back” on performance and ensure fairness and reasonableness of the final performance payout factor. Total company performance is reviewed to confirm the calculated results and inform whether a discretionary adjustment of up to ±20% is appropriate based on a set of guiding principles. The plan also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains the discretion to increase, lower or zero out incentive awards.

Calculated payout factor	±	Scorecard adjustment (if any)	–	Risk, Compliance and Control adjustment (if any)	=	Final performance payout factor

Underlying net income (loss) removes from reported net income (loss) the impacts of items as defined in Section L -  Non-IFRS measures in our 2022 MD&A filed with Canadian securities regulators.

Mix of business results

The mix of business results for our NEOs in 2022 was as follows:

	Total Company
	Reported EPS	Underlying EPS	VNB	Client measures

CEO	25%	25%	25%	25%
CFO

	Total Company	Relevant Business Group
	Reported EPS	Underlying Net Income	VNB	Client measures

NEOs (excluding the President, SLC Management)	25%	25%	25%	25%

President, SLC Management	Performance of SLC Management business group including Client outcomes, investment performance, and financial measures.

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Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All eligible employees, including the NEOs, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the NEOs can range from 0% for unsatisfactory performance to 200% for exceptional performance.

Long-term incentive compensation

These incentive plans are designed to align and reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. In the case of the CEO and the Executive Team, the proportion of long-term incentive delivered in options is considered in light of age and career stage but is limited to a maximum of 25% of total long-term incentive. Incentive pools are allocated to business leaders to decide the award for participants based on contributions during the year and their potential impact on long-term results. Awards are granted as a fixed amount, however, the actual payout value will vary based on our share price, dividends and, in the case of Sun Shares, our performance relative to peers over the performance period, and for the SLC Management Phantom Unit Plan, based on SLC Management performance over the performance period. Prior to approving awards, the MRC receives information on past awards for each Executive Team member. Awards are granted based on position level, individual performance and potential, and competitive practice.

Executive Sun Share Plan

Objectives for the Executive Sun Share plan include aligning payouts to sustained performance, absolute and relative total return performance versus peers, and retention. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

Under the plan, recent grants through 2022 incorporate two performance measures:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate number of units awarded based on our relative TSR performance versus peers	Vice-Presidents and above

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The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for NEOs:

Sun Shares (#)	X	Share price ($)	X	Performance factor	=	Payout value

(number of units awarded plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the vesting date)		(0% to 200%) based on the weighted average of three annual 3-year TSR factors		of Sun Shares on vesting ($)

We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three-year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For the 2022 Sun Share grant the annual TSR factors are weighted as follows:

We benchmark our performance under the Executive Sun Share plan against a custom weighted index of 12 public Canadian banks and North American insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed below have been used in calculating the annual performance factors since 2015.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 79). The custom weighted index is not used for any other purpose.

	Weight	Sun Share Benchmark Peers

Canadian banks	25%	• RBC • TD Bank Group	• Scotiabank • BMO Financial Group	• CIBC
North American insurance companies	75%	• Canada Life • Lincoln Financial • Manulife Financial	• MetLife • Principal Financial Group • Prudential Financial	• Unum Group

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Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index by 10% or more	200%

Target	is at the average of the custom weighted index	100%

Threshold	is at 10% below the custom weighted index	25%

Below threshold	is more than 10% below the average of the custom weighted index	0%

Intermediate values are interpolated.

Executive stock option plan

Starting in 2013, we limited the use of options to Executive Team members, who receive up to 25% of their annual long-term incentive award in options. The exercise price of an option is the closing price of our common shares on the TSX on the grant date. Options vest 25% per year over four years, starting on the first anniversary of the grant date, and are exercisable until 10 years after grant. Starting with the 2017 grant, if an executive has not achieved share ownership and personal action requirements, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years. Options are not subject to any performance goals and only have value if the price of our common shares increases after the grant date.

The MRC recommends the terms of each grant to the board for approval. The exercise price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

•	increasing the number of common shares that can be issued under the plan
•	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
•	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
•	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
•	expanding the categories of eligible participants in the plan
•	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
•	permitting other types of compensation (e.g., share awards) by issuing equity
•	revising the amendment procedure itself.

For grants from 2019 onwards, the board has amended our option plan to align our post-retirement treatment of options with our peer group. Options granted under the amended plan will terminate on the earlier of the last exercise date of the options and the date that is 60 months following the retirement of the Executive.

In 2022, the board approved certain forward-looking amendments to our option plan in order to (i) clarify when a termination of employment occurs for purposes of entitlements under the plan, (ii) provide a definition of “Just Cause”, (iii) clarify when a participant will be viewed as having retired from Sun Life for purposes of the plan, and (iv) make other housekeeping changes. These amendments did not require shareholder approval pursuant to the amendment provisions of the plan.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option.

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Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2022. We can issue up to 29,525,000 of our common shares under the plan (5.0% of the shares outstanding as at December 31, 2022), as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person. Stock option grants are determined based on a calculated five-year-average Black-Scholes value (12.3% for February 2022 grant, 12.3% for May 2021 grant,12.2% for February 2021 grant, 12.2% for December 2020 grant, 12.4% for February 2020 grant).

Measure of dilution	2022		2021		2020
	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant[1]	709,248	0.12	769,290	0.13	730,442	0.12
Options outstanding[2]	3,588,520	0.61	3,042,240	0.52	3,173,204	0.54
Options available for grant[3]	3,214,108	0.55	3,875,905	0.66	4,645,195	0.79
Overhang[4]	6,802,628	1.16	6,918,145	1.18	7,818,399	1.34
Burn rate[5]		0.12		0.13		0.12
1.	the total number of options granted under the option plan each year
2.	the total number of options outstanding at the end of each year, including the annual grant
3.	the number of options in reserve approved by shareholders that are available for grant at the end of each year
4.	the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future
5.	the number of awards granted in the applicable fiscal year as a percentage of the weighted average number of outstanding shares for the same fiscal year

SLC Management Phantom Unit Plan

The plan allows participants to share in the overall success and value creation of SLC Management and aligns the interest of participants and shareholders in the corporation by providing incentive for future performance. For Mr. Peacher, the 2022 plan rewards performance over a three-year period based on overall SLC Management performance metrics; third party AUM, third party fee revenue, and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). SLC Management Phantom Units vest in full on the third anniversary of the grant date and are paid in cash. No significant changes were made for 2023.

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Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

Eligible participants		Stock Options	Sun Shares	SLC Management Phantom Units

CEO and Executive Team (excluding the President, SLC Management)		25%	75%	–

President, SLC Management		25%	25%	50%

Senior Vice-Presidents, Vice-Presidents and key contributors (below Vice-President)		–	100%	–

SLC Management	Senior Managing Directors, Managing Directors and key contributors	–	–	100%
	Select Senior Managing Directors	–	Mix of SLC Management Phantom Units and Sun Shares

Deferred share unit plan

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

Deferred Share Units (#)	X	Share price ($)	=	Payout value
(number of units plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the redemption date)		of DSU on redemption ($)

Share ownership levels

The table below shows the values of common shares and share units held by each NEO as at December 31, 2022. We calculated the value of common shares and share units using $62.85, the closing price of our common shares on the TSX on December 31, 2022. In 2016, we added a requirement for the CEO and Executive Team members to achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and DSUs (personal ownership excludes Sun Shares). For presentation purposes, the Sun Shares have been valued using the target performance factor (100%).

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Named executive officer			Total share ownership at December 31, 2022 ($)
	Minimum ownership requirement	Total ownership as a multiple of salary	Common shares	Sun Shares	SLC Management Phantom Units	Deferred share units (DSUs)	Total ownership	Personal Actions Achieved (need 25% or greater)

Kevin D. Strain	10x salary	11.8	1,971,411	9,213,139	–	655,221	11,839,771	26.3%

Manjit Singh	5x salary	15.2	62,057	6,370,274	–	3,462,035	9,894,366	108.4%

Stephen C. Peacher	5x salary	18.3	–	5,162,400	9,478,194	2,059,652	16,700,246	45.2%

Daniel R. Fishbein	5x salary	8.4	267,409	5,177,227	–	1,090,825	6,535,461	34.8%

Jacques Goulet	5x salary	13.5	485,391	6,925,318	–	677,351	8,088,060	38.8%

All NEOs have met their share ownership requirement and personal actions requirement by the attainment date.

Pension benefits

Our pension plans deliver a portion of pay that provides protection and wealth accumulation for retirement. Only defined contribution plans are available to new hires worldwide (except for our defined benefit plan in the Philippines, which is limited to employees of the local subsidiary). The NEOs participate in the pension plans available in their country of employment.

Canadian plans

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan, which we describe in more detail below. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components.

Mr. Strain was hired before 2009 and he participates in the defined benefit plan. Mr. Goulet and Mr. Singh are NEOs in Canada who were hired after January 1, 2009, and they participate in the defined contribution plan.

Our retirement program for Canadian employees hired before January 1, 2009 (including applicable NEOs) consists of two elements:

•	a defined benefit accrual for service prior to 2005
•	a combination of defined benefit and defined contribution accruals for service after January 1, 2005.

Benefits up to the tax limits are paid from registered plans. Benefits above the tax limits are paid from non-registered pension plans that are secured, where applicable, through a Retirement Compensation Arrangement.

Defined benefit formula for service prior to 2005

The pension formula for service prior to 2005 depends on which legacy pension plan the applicable executive participated in.

Mr. Strain’s defined benefit pension formula for service prior to January 1, 2005 is based on the Clarica pension plan, which was acquired by Sun Life in 2001.

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Years of service before 2005	X	1.0% of average pensionable earnings up to $100,000	+	1.50*% of average pensionable earnings above $100,000	=	Annual pension as of age 65

*In	past circulars, the percentage of average pensionable earnings in this graphic was stated as 1.65% rather than the correct rate of accrual of 1.5% for service prior to 2005.

Under the Clarica formula, pensionable earnings consist of annual salary and annual incentives. Average pensionable earnings is based on the employee’s highest average pensionable earnings in the best three consecutive years in the last 120 months of employment.

Clarica benefits are payable from age 65 for life, with 60 monthly payments guaranteed. Other forms of payment are available on an actuarially equivalent basis. Employees with Clarica service can retire as early as age 55, and the benefit is reduced by 3% for each year that retirement precedes age 63, and an additional 3% for each year that retirement precedes age 60.

Defined benefit formula for service after 2004

(Designated executive, Mr. Strain)

Years of service after 2004	X	1.6% of average pensionable earnings	=	Annual pension as of age 65

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive award, capped at the lesser of 100% of target and 100% of base salary. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the employee. Other forms of payment are available on an actuarially equivalent basis.

If a designated executive leaves before age 62, the pension formula is reduced. If they leave:

•	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
•	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Designated executives can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Pension maximums

The total combined annual pension benefit for all service in all company sponsored defined benefit plans, excluding Clarica service, is capped at 65% of the NEO’s highest consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Pensionable earnings include actual annual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is further capped at 100% of annual salary for service after 2004.

In 2022, Mr. Strain’s pension arrangement was amended so that his total annual pension in respect of all service is limited to a maximum of $1,400,000.

Defined contribution plan for employees hired before 2009

The pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the year’s maximum pensionable earnings (YMPE), and 3.0% of pensionable earnings above the YMPE. Sun Life matches 50% of employee contributions. Pensionable earnings consist of salary and actual annual incentive, capped at target. Participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

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Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($30,780 for 2022).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees have the option to make voluntary contributions of 1% to 5% of pensionable earnings and will receive a matching company contribution of 50%. Starting in 2020 new hires are auto-enrolled at the 5% level, and can adjust their contribution level to suit their needs. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately, and participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($30,780 for 2022).

Vice-Presidents and above hired on or after January 1, 2009, including Mr. Goulet and Mr. Singh, participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate in the supplemental plan is set at 10.5% to equal the maximum amount that the company and employee, combined, can contribute under the registered plan.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all legacy participants who were still accruing benefits. Mr. Peacher and Mr. Fishbein, our NEOs in the U.S., were hired after January 1, 2006 and do not participate in the defined benefit plan.

Our U.S. defined contribution retirement program has three elements:

•	a voluntary tax-qualified 401(k) plan
•	a tax-qualified RIA that provides automatic employer contributions
•	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$305,000 for 2022).

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales incentives, actual incentive payments, and other eligible pay), up to the maximum contribution set by the IRS (for 2022, US$20,500 plus an additional US$6,500 for participants age 50 and older). A participant can contribute on a pre-tax or after-tax basis. Beginning January 1, 2019, we match 100% on the first 3% and 50% on the next 2% of the employee’s contribution (maximum of US$12,200 matching contributions for 2022). Participants receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Effective January 1, 2019, the 401(k) plan was changed to qualify for certain IRS “safe harbor” rules and to add auto-enrollment and auto-escalation features. All new hires who do not make an election will be automatically enrolled at 3% employee contribution level, which will increase by 1% each subsequent year until reaching 10%. Employees can adjust their level of contributions to meet their needs.

RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The NEOs in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit, and other eligible pay (US$305,000 for 2022).

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The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
Under 40	2
40 to 54	4
55 and over	6

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$61,000 for each participant under age 50 and $67,500 for each participant age 50 or older in 2022). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$305,000 for each participant in 2022).

Non-qualified retirement investment plan (Top-Hat)

Mr. Peacher and Mr. Fishbein participate in the Top-Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top-Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

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Compensation details

Individual pay and performance outcomes

The board assessed the performance of the CEO, and the CEO assessed the performance of the other NEOs, against their individual objectives for 2022. In addition to a review of pay-for-performance and competitive practice, these assessments formed the basis for compensation decisions. A summary of the individual performance for each NEO follows.

Kevin D. Strain, President & Chief Executive Officer

Mr. Strain was promoted to President & Chief Executive Officer on August 7, 2021.

As President & CEO, Mr. Strain defined our business strategy and measures of success and in 2022, ensured continued progress on key priorities in our strategic plan.

In recognition of his contribution in 2022, Mr. Strain was allocated an AIP award of $1,710,000 (120% individual multiplier). He was granted a 2023 long-term incentive award of $7,150,000.

Significant accomplishments in 2022 include:

•

Driving our Client Impact Strategy. Increased the number of Clients globally to approximately 85 million. Created the EVP, Chief Client and Innovation Officer (CCIO) role on the Executive Team. Began measuring Client impacts through positive financial and health outcomes.

•

Delivered solid financial results in a challenging environment reinforcing the resiliency of our diversified business mix. Underlying net income was $3,674 million, up 4% from prior year, and underlying ROE was 15.1%. Reported net income was down 22% from 2021, VNB decreased by 7%, and assets under management ended the year at $1.3 trillion with positive net flows at SLC Management of $21 billion, partially offsetting net outflows at MFS of US$33 billion. LICAT capital ended the year strong with a ratio of 130% at SLF Inc.

•

Built scale and capabilities in the business through programmatic M&A with the acquisition of a majority stake in AAM, a strategic asset management partnership with Phoenix Group, and an expanded bancassurance partnership with CIMB Niaga in Indonesia. Continued to drive focus on low capital, high growth businesses with the announced sale of our UK business. Successfully completed the closing of the DentaQuest acquisition, with integration efforts well underway.

•

Continued to think and act like a digital company, building digital capabilities throughout the business with key results for Client Digital Engagement, 79% of claims and 69% of applications submitted digitally, and 1,874 employees engaged in a Digital way of working.

•

Continued to build on our inclusive culture with Diversity, Equity and Inclusion targets communicated, and good progress made. Continue to target diverse leaders, with the addition of one new Board member and two new Executive Team members in 2022.

•	Aligned to our strategy, added the Chief Sustainability Officer, Chief Actuary and Chief Investment Officer to the Global Leadership Team.
•	Employee engagement results remain strong at 89%—above pre-pandemic levels (+4pp) and the financial Services norm (+4pp).
•

Maintained an effective risk, compliance and control environment by establishing appropriate tone from the top, and managing the organization within established risk appetite levels as approved by the Board.

•	Sun Life’s brand continues to represent trust, sustainability and optimism wherever we do business.

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Compensation Summary

	2022		2021	2020
	Target	Actual	Actual	Actual
Salary	1,000,000	1,000,000	863,462	638,462
Annual incentives	1,500,000	1,710,000	2,185,079	924,699
Total Cash	2,500,000	2,710,000	3,048,541	1,563,161
DSUs	–		700,011	–
Sun Shares	4,717,549		2,625,040	1,650,058
Stock Options	1,562,505		875,007	550,001
Long Term Incentives	6,280,054		4,200,058	2,200,059
Total Direct Comp	8,780,054	8,990,054	7,248,599	3,763,220

The following table illustrates the alignment between CEO pay and shareholder value during the applicable fiscal years. The table compares the current value of total direct compensation awarded to Mr. Connor (former President & CEO until August 6, 2021) and Mr. Strain over the last five years to a comparable measure of the value received by shareholders over the same period. The actual compensation values include salary and cash incentive payments, the value at vesting of Sun Shares granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the-money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in our shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

					Value of $100
Fiscal Year	CEO	Total Direct Compensation Awarded ($000)[1]	Compensation realized and realizable ($000)	Period	CEO[2]	Shareholder value[3]
2018	D. Connor	9,300	14,319	December 31, 2017 – December 31, 2022	154	147
2019	D. Connor	9,202	17,318	December 31, 2018 – December 31, 2022	188	163
2020	D. Connor	9,520	8,504	December 31, 2019 – December 31, 2022	89	120
2021	D. Connor / K. Strain	10,115	10,020	December 31, 2020 – December 31, 2022	99	120
2022	K. Strain	8,990	7,250	December 31, 2021 – December 31, 2022	81	93
				Average	122	129
[1]	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
[2]	Represents the actual value to the CEO for each $100 awarded in total direct compensation during the fiscal years indicated.
[3]	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

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Manjit Singh, EVP & Chief Financial Officer

Mr. Singh has been our EVP & Chief Financial Officer since March 29, 2021 and is responsible for overseeing a portfolio of functions including Finance, Taxation, Capital, and Investor Relations. Mr. Singh advances the achievement of our four pillar strategy through continued financial and risk management prudence.

In recognition of his contribution in 2022, Mr. Singh was allocated an AIP award of $912,000 (120% individual multiplier). He was granted a 2023 annual long-term incentive award of $2,500,000.

Significant accomplishments in 2022 include:

•	Worked effectively across the organization to deliver solid results in a challenging operating environment.
•	Made significant enhancements to external disclosures and established strong relationships with key external stakeholders.
•	Effective leadership of the IFRS 17 program, including proactively engaging with key internal and external stakeholders on the nature and impact of the change in accounting standards.
•

Provided strong support for corporate development initiatives throughout the year including the acquisition of a majority stake in AAM, a strategic asset management partnership with Phoenix Group, and an expanded bancassurance partnership with CIMB Niaga in Indonesia.

•	Actively managed capital and liquidity to maintain a strong position in a rapidly evolving environment.
•	Continued to drive strong focus on expense discipline across the organization, including generating productivity to facilitate investment in strategic initiatives.
•	Made good progress on continuing to enhance Finance processes through standardization, automation, and leveraging new tools.
•	Maintained strong focus on attracting and developing talent and fostering a positive work environment, leading to strong engagement scores.
•	Active member of community organizations, which are helping to drive equity and inclusion as well as helping people lead healthier lives.

Compensation Summary

	2022		2021	2020
	Target	Actual	Actual	Actual
Salary	650,000	638,462	461,538	-
Annual incentives	800,000	912,000	1,372,800	-
Sign-on cash	-	-	200,000	-
Total Cash	1,450,000	1,550,462	2,034,338	-
Sun Shares	1,650,060		1,575,024	-
Stock options	550,007		525,006	-
Long Term Incentives	2,200,067		2,100,030	-
Sun Shares	-		3,050,066	-
Stock options	-		1,000,005	-
DSUs	-		3,350,065	-
Long Term Incentives (One-time, on-hire)	-		7,400,136	-

Total Direct Comp	3,650,067	3,750,529	11,534,504	-

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Annual incentives in 2021 reflect a one-time $200,000 cash award to replace forfeited annual bonus, that was paid on-hire with a 12-month clawback provision.

Long-term incentives in 2021 reflect a one-time award of $4,050,000 to replace forfeited equity value and a one-time award of $3,350,000 to replace approximate forfeited pension value from Mr. Singh’s previous employer. The pension value replacement was granted in DSUs, which are held until departure from the company, and vests 50% per year on anniversary of the grant date.

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Stephen C. Peacher, President, SLC Management

Mr. Peacher has been our President, SLC Management since January 11, 2016 and is responsible for the strategy, development and performance of our invested asset portfolio, and SLC Management, our third-party institutional asset management business. Mr. Peacher advances our leadership in global asset management, one of our four strategic pillars which includes SLC Management and MFS Investment Management.

In recognition of his contribution in 2022, Mr. Peacher was allocated an AIP award of US$1,908,000 (120% individual multiplier). He was granted an annual 2023 long-term incentive award of US$3,000,000.

In 2022, Mr. Peacher also received a one-time long-term incentive grant of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Phantom Units to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward. The grants cliff-vest in 2027 and vesting is contingent upon achieving both financial and strategic goals key to SLC Management’s mid-term strategy. The final number of vested units may range from zero if performance is below threshold, up to a maximum 125% of units granted if performance exceeds expectations.

Significant accomplishments in 2022 include:

•	Expanding SLC’s capabilities through the acquisition of a majority stake in AAM.
•	Generating exceptional investment results in Sun Life’s general account to support product sales and net income.
•	Delivering strong performance in our Client portfolios leading to strong Client retention.
•	Raising $18.2 billion of new Client commitments for the SLC Management platform with $209.6 billion in AUM for the fourth quarter of 2022, up 14% from the fourth quarter of 2021.
•	Enhancing Asset Management Pillar through expanded partnerships across SLC Affiliates, SLGI and Sun Life Financial.
•	Furthering sustainability efforts across SLC including improved data infrastructure and reporting to increase transparency and support portfolio management.
•

Maintaining a strong culture at SLC evidenced by strong employee engagement scores, employee retention and development, becoming a founding signatory for the CFA Institute new Diversity, Equity and Inclusion Code, and being recognized by Pension & Investments[1] as one of the 2022 Best Places to Work in Money Management for the third consecutive year.

•	Driving key system projects and financial reporting enhancements.
•	Continuing to be an active member of the Sun Life Executive Team, especially in areas related to asset management, M&A and the strategic partnership with Phoenix.

[1].	Pensions & Investments, a global news source of money management.

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Compensation Summary (USD)

	2022		2021	2020
	Target	Actual	Actual	Actual
Salary	700,000	724,808	580,000	580,000
Annual incentives	1,500,000	1,908,000	2,153,250	1,903,125
Total Cash	2,200,000	2,632,808	2,733,250	2,483,125
Sun Shares	683,997		656,076	617,563
Stock Options	683,970		656,037	617,517
SLC Phantom Units	1,367,940		1,312,073	1,235,033
Long Term Incentives	2,735,907		2,624,186	2,470,113
Sun Shares	1,967,681		-	-
SLC Phantom Units	1,967,632		-	-
Long Term Incentives (One-time)	3,935,314		-	-

Total Direct Comp	8,871,221	9,304,029	5,357,436	4,953,238

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Daniel R. Fishbein, President, Sun Life U.S.

Mr. Fishbein has been our President, Sun Life U.S. since March 17, 2014 and is responsible for leading our United States insurance businesses, which include a stop-loss and employee benefits business, a voluntary benefits business, a dental business, and in-force blocks of individual life insurance. Mr. Fishbein advances our leadership in U.S. group benefits, one of our four strategic pillars.

In recognition of his contribution in 2022, Mr. Fishbein was allocated an AIP award of US$1,417,500 (125% individual multiplier). He was granted a 2023 long-term incentive award of US$2,500,000.

Significant accomplishments in 2022 include:

•	Increasing Reported Net Income by 13% to $453 million and Underlying Net Income by 35% to $557 million, reflecting growth across all businesses and contributions from the DentaQuest acquisition.
•

Growing new sales by 18% to $1.46 billion, reflecting contributions from the DentaQuest acquisition and our focus on making health and benefits easier to access for Clients through our new digital capabilities and partnerships.

•	Reaching $6.3 billion in Client revenue, including seven months of DentaQuest results and strong growth in Group Benefits.
•	Completing our acquisition of DentaQuest, the second-largest[1] dental benefits provider in the U.S. by membership, advancing our strategy of being a leader in health and benefits.
•	Increasing the number of Americans we serve to over 50 million with the addition of DentaQuest and growth in our health and group businesses.
•

As the largest Medicaid dental benefits provider, DentaQuest added approximately three million total members in 2022, increasing access for low-income American families and children who typically have not had access to dental care.

•	Leveraging our new digital connectivity capabilities to automate processes and alleviate manual administrative tasks, reducing work for our Clients and improving their experience.
•

Maintaining strong employee engagement scores, which reflects our continued commitment to our people and culture, and making meaningful progress on our Diversity, Equity and Inclusion commitments in 2022.

•	Being certified as a Great Place to Work® in the U.S. and Ireland and receiving five top workplace recognitions in 2022.

[1].	Based on number of members as of December 31, 2021. Ranking based on data disclosed by competitors.

Compensation Summary (USD)

	2022		2021	2020
	Target	Actual	Actual	Actual
Salary	600,000	600,000	600,000	594,231
Annual incentives	900,000	1,417,500	1,235,000	1,045,000
Total Cash	1,500,000	2,017,500	1,835,000	1,639,231
Sun Shares	1,465,671		1,249,027	1,111,574
Stock Options	488,554		416,331	370,514
Long Term Incentives	1,954,225		1,665,358	1,482,088
Total Direct Comp	3,454,225	3,971,725	3,500,358	3,121,319

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Jacques Goulet, President, Sun Life Canada

Mr. Goulet has been our President Sun Life Canada since January 15, 2018 and is responsible for leading our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada. Mr. Goulet advances our leadership in Canadian insurance and wealth solutions for Sun Life Canada, one of our four strategic pillars.

In recognition of his contribution in 2022, Mr. Goulet was allocated an AIP award of $972,320 (118% individual multiplier). He was granted a 2023 long-term incentive award of $2,800,000.

Significant accomplishments in 2022 include:

•	Achieving $1,266 million in underlying net income, up 12% over the prior year, and growing underlying ROE to 15.2%.
•

Sustaining the #1 position[1] in Group Retirement Services with over $133 billion in assets under administration. Achieved strong sales results, including $3.4 billion in Rollover, sales of $2.1 billion in our pension risk transfer business, and over $5.4 billion of Client retentions.

•

Upholding Sun Life’s leadership position in individual insurance[2]. Delivered 65,000 financial roadmaps to Clients and launched Prospr by Sun Life, a first-of-its-kind hybrid advice platform, that empowers Canadians to manage their financial goals.

•

Maintaining Sun Life Health’s #1 position[3] in the group benefits market with over $12.8 billion of business-in-force. Introduced new Surrogacy & Adoption benefits for Sun Life Health group plans and expanded the Mental Health Coach pilot.

•	Growing our suite of on-demand digital health experiences. Launched a Lumino Health EAP service, powered by Dialogue, and extended access to 130k plan members.
•

Maintaining a high level of employee engagement through focus on flexible, high-performing, mentally healthy and inclusive workplace. Exceeded industry benchmark on Employee mental health outcomes and received seven top workplace awards including best workplace for Inclusion, Mental Wellness, Women, and Hybrid Work by Great Place to Work® Canada.

•

Advancing Diversity, Equity and Inclusion commitments by maintaining gender parity on the Canadian Executive Team, exceeding 25% representation of underrepresented ethnicities at the VP+ level, and progressing toward the Progressive Aboriginal Relations certification.

•

Driving impact and establishing sustainability as a competitive differentiator for Sun Life Canada with the launch of innovative products, including a Shariah fund in Group Retirement Services, a Diabetes signature solution, and a term wellness for retail Clients.

•	Continuing to mobilize action on Canada’s mental health crisis by inspiring executives across the country to act within their workplaces.
•	Becoming the Official Health and Wellness Partner of the Toronto Raptors, helping Canadians empower their health journey and live healthier lives.

[1].	Based on total Capital Accumulation Plan assets for the year ended December 2021 from 2022 Fraser Pension Universe Report
[2].	LIMRA Market Share by premiums within individual life and health market as of third quarter 2022 year to date
[3].	1st place group benefits provider based on revenue for year ended December 2021 from 2022 Group Benefits Provider Report

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Compensation Summary

	2022		2021	2020
	Target	Actual	Actual	Actual
Salary	600,000	600,000	600,000	588,462
Annual incentives	800,000	972,320	1,359,000	851,640
Total Cash	1,400,000	1,572,320	1,959,000	1,440,102
Sun Shares	2,100,020		2,025,034	1,650,058
Stock Options	700,004		675,005	550,001
Long Term Incentives	2,800,024		2,700,040	2,200,059
Sun Shares	-		-	750,022
Stock Options	-		-	250,001
Long Term Incentives (One-time)	-		-	1,000,023

Total Direct Comp	4,200,024	4,372,344	4,659,039	4,640,184

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Summary compensation table

The table below shows the total compensation paid to our NEOs for the fiscal years ended December 31, 2022, 2021 and 2020. 2022 total compensation for NEOs was driven by previously disclosed target changes made in February 2022, lower incentive plan outcomes across our businesses, and the Canada-US exchange rate.

Mr. Peacher and Mr. Fishbein receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.301 for 2022, C$1.254 for 2021, and C$1.341 for 2020.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Kevin D. Strain President & Chief Executive Officer	2022	1,000,000	4,717,549	1,562,505	1,710,000	435,260	700	9,426,014
	2021	863,462	3,325,051	875,007	2,185,079	3,938,737	140,283	11,327,619
	2020	638,462	1,650,058	550,001	924,699	573,277	199,255	4,535,752
Manjit Singh EVP & Chief Financial Officer	2022	638,462	1,650,060	550,007	912,000	137,660	–	3,888,188
	2021	461,538	7,975,155	1,525,011	1,372,800	34,615	200,000	11,569,119
Stephen C. Peacher President, SLC Management	2022	943,193	7,791,210	890,051	2,482,880	397,389	–	12,504,723
	2021	727,320	2,468,059	822,670	2,700,176	363,660	264,838	7,346,723
	2020	777,780	2,484,332	828,090	2,552,091	389,225	120,864	7,152,382
Daniel R. Fishbein President, Sun Life U.S.	2022	780,780	1,907,278	635,755	1,844,593	292,310	–	5,460,715
	2021	752,400	1,566,280	522,080	1,548,690	237,633	–	4,627,083
	2020	796,863	1,490,621	496,859	1,401,345	246,562	–	4,432,250
Jacques Goulet President, Sun Life Canada	2022	600,000	2,100,020	700,004	972,320	146,423	2,781	4,521,548
	2021	600,000	2,025,034	675,005	1,359,000	137,660	–	4,796,699
	2020	588,462	2,400,080	800,002	851,640	128,433	18,498	4,787,115

Paid Salary

•	Includes salary increases in March as follows:
•	Messrs. Strain, Fishbein and Goulet in 2021
•	Messrs. Singh and Peacher in 2022

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Share Awards

Fiscal Year	Grant Date	Sun Share Price	Deferred Share Unit Price	SLC Management Phantom Unit Price

2022	14-Mar-22	$66.66		$10.00

2022	04-Mar-22		$66.24

2022	22-Feb-22	$68.30		$10.00

2021	15-Nov-21	$70.88	$70.88

2021	07-Jun-21	$65.10	$65.10

2021	17-May-21	$65.24	$65.24

2021	05-Mar-21		$62.36

2021	23-Feb-21	$62.28		$10.00

2020	04-Dec-20	$57.57

2020	25-Feb-20	$65.05		$10.00

•

The Sun Share and Deferred Share Unit Price is based on the average closing price of our common shares on the TSX over the five trading days before the grant date. The SLC Management Phantom Unit Price is set equal to $10.00 for each new, annual grant.

•

Mr. Peacher received a one-time grant in 2022 of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Phantom Units to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward.

•

Mr. Strain received a one-time grant of $700,011 DSUs on November 15, 2021 to ensure his pay as President & CEO, which is heavily weighted to long-term share-based incentives, is commensurate with his new role. It was calculated as the additional LTI he would have received for the rest of 2021 at his President & CEO target pay.

•

Mr. Singh received grants to replace value forfeited at his former employer, as follows: a one-time DSU grant of $3,350,065 upon hire to replace pension payments, a one-time stock option grant of $1,000,005 to replace unvested stock options; a one-time Sun Share grant of $3,050,066 to replace performance share units. He also received his first annual LTI grant. These grants were made on May 17 and June 7, 2021.

•	Mr. Goulet’s 2020 Share award included a one-time Sun Share award on December 4, 2020 in addition to the February 25, 2020 award.

Option Awards

•	The grant date fair value of stock options awarded was calculated using the following data:

Fiscal Year	Grant Date	Exercise Price	Accounting Fair Value

2022	22-Feb-22	$68.12	$9.64

2021	17-May-21	$65.84	$9.33

2021	23-Feb-21	$62.59	$8.54

2020	04-Dec-20	$57.16	$7.70

2020	25-Feb-20	$62.12	$5.90

•	We use a five-year average calculated Black-Scholes ratio to determine awards.
•	The five-year average represents a long-term value considering long-term estimates of factors used in the Black-Scholes valuation model.

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•	The following assumptions informed the Black-Scholes compensation value of the annual option awards:

Fiscal Year	Term	Expected life (years)	Expected Volatility	Dividend Yield	Risk-free Rate

2022	10 years	6.3	23.69%	4%	1.76%

2021	10 years	6.3	24.93%	4%	0.85%

2020	10 years	6.3	18.87%	4%	1.19%

•	Mr. Singh’s 2021 option award included an award to replace unvested options forfeited at his former employer, in addition to his regular 2021 annual option grant.
•	Mr. Goulet’s 2020 option award included a one-time option award on December 4, 2020 in addition to the February 25, 2020 award.

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Non-equity annual incentive plan compensation

•	Values include the amounts the NEOs chose to defer.

Pension value

•	Represents compensatory costs as described in the defined benefit and defined contribution tables on pages 110 and 111.

All other compensation

•	Includes flexible benefit credits taken in cash by Mr. Strain and Mr. Singh.
•	Mr. Singh’s 2021 amount includes a sign-on cash payment provided to replace variable incentives that were forfeited from his previous employer.
•

The 2020 amounts shown for Mr. Strain, and Mr. Goulet include payments made under the 2018 and 2019 Canadian Carryover Vacation Payout programs available to all employees with outstanding carryover vacation days.

•	Mr. Strain’s 2020 amount also includes taxes paid relating to a previous overseas assignment and executive allowance.
•	Includes tax equalization adjustments in 2020 for Mr. Peacher. The 2020 amount for Mr. Peacher also includes executive allowance and tax preparation assistance.
•

For all NEOs, except Mr. Strain and Mr. Peacher in 2020 and 2021, the amounts shown exclude the total value of perquisites and other personal benefits provided to each NEO that are not generally available to all employees because the total for each NEO is less than $50,000 in the aggregate and less than 10% of their total salary for the fiscal year.

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Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the NEOs as at December 31, 2022.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $62.85 (Sun Life Financial’s closing share price on the TSX on December 31, 2022), multiplied by the number of options.

Market value of share awards that have not vested or not been paid is $62.85 multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Kevin D. Strain	2017	34,233	48.20	Feb 28, 2027	501,513
	2018	43,190	53.96	Feb 27, 2028	383,959
	2019	63,944	50.58	Feb 26, 2029	784,593
	2020	71,402	62.12	Feb 25, 2030	52,123	Sun Shares	28,707	1,804,208	–
	2021	114,590	62.59	Feb 23, 2031	29,793	Sun Shares	45,652	2,869,210	–
	2022	186,484	68.12	Feb 22, 2032	–	Sun Shares	72,231	4,539,721	–
						DSU	10,425	655,221	–
Total		513,843			1,751,982		157,014	9,868,360	–
Manjit Singh	2021	188,312	65.84	May 17, 2031	–	Sun Shares	70,368	4,422,629	–
						Sun Shares	5,724	359,784
	2022	65,643	68.12	Feb 22, 2032	–	Sun Shares	25,264	1,587,861	–
						DSU	27,541	1,730,950	1,731,085
Total		253,955			–		128,898	8,101,224	1,731,085
Stephen C. Peacher	2018	18,242	53.96	Feb 27, 2028	162,171
	2019	54,695	50.58	Feb 26, 2029	671,108
	2020	107,504	62.12	Feb 25, 2030	78,478	Sun Shares	14,408	905,518	–
						SLC Phantom Units	165,618	1,919,513	–
	2021	107,736	62.59	Feb 23, 2031	28,011	Sun Shares	14,308	899,245	–
						SLC Phantom Units	164,534	2,137,297	–
	2022	106,227	68.12	Feb 22, 2032	–	Sun Shares	13,628	856,534	–
						SLC Phantom Units	178,010	2,223,345	–
						Sun Shares	39,795	2,501,104	–
						SLC Phantom Units	256,048	3,198,040	–
						DSU	–	–	2,059,652
Total		394,404			939,768		846,348	14,640,594	2,059,652

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		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Daniel R. Fishbein	2014	11,780	36.98	May 16, 2024	304,749
	2015	31,999	39.02	Feb 24, 2025	762,536
	2016	37,662	40.16	Feb 23, 2026	854,551
	2017	32,701	48.20	Feb 28, 2027	479,070
	2018	43,118	53.96	Feb 27, 2028	383,319
	2019	63,811	50.58	Feb 26, 2029	782,961
	2020	64,503	62.12	Feb 25, 2030	47,087	Sun Shares	25,933	1,629,876	–
	2021	68,371	62.59	Feb 23, 2031	17,776	Sun Shares	27,239	1,711,969	–
	2022	75,877	68.12	Feb 22, 2032	–	Sun Shares	29,203	1,835,383	–
						DSU	–	–	1,090,825
Total		429,822			3,632,049		82,374	5,177,227	1,090,825
Jacques Goulet	2018	39,264	53.96	Feb 27, 2028	349,057
	2019	58,759	50.58	Feb 26, 2029	720,973
	2020	71,402	62.12	Feb 25, 2030	52,123	Sun Shares	28,707	1,804,208	–
		35,850	57.16	Dec 05, 2030	203,987	Sun Shares	14,111	886,855
	2021	88,398	62.59	Feb 23, 2031	22,983	Sun Shares	35,217	2,213,395	–
	2022	83,545	68.12	Feb 22, 2032	–	Sun Shares	32,154	2,020,860	–
						DSU	–	–	677,351
Total		377,218			1,349,123		110,188	6,925,318	677,351

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

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Incentive plan awards – value vested or earned during the year

The table below shows:

•	the value the NEOs would have realized if they had exercised the options that vested in 2022 on their vesting dates
•	the value of share awards that vested and were paid out in 2022
•	the annual incentive award earned in 2022 and paid out in March 2023.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Kevin D. Strain	646,575	3,467,668	1,710,000
Manjit Singh	—	—	912,000
Stephen C. Peacher	973,770	5,932,256	2,482,880
Daniel R. Fishbein	579,078	3,460,462	1,844,593
Jacques Goulet	636,263	3,186,522	972,320

Value of options vested during the year

The table below shows the value of options that vested for each NEO in 2022. See Executive stock option plan on page 84 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Kevin D. Strain	2018	27-Feb-2022	10,797	53.96	67.29	143,924
	2019	26-Feb-2022	15,986	50.58	67.29	267,126
	2020	25-Feb-2022	17,850	62.12	67.29	92,285
	2021	23-Feb-2022	28,648	62.59	67.59	143,240
					Total	646,575
Manjit Singh	2021	17-May-2022	47,078	65.84	62.65	–
					Total	–
Stephen C. Peacher	2018	27-Feb-2022	18,242	53.96	67.29	243,166
	2019	26-Feb-2022	27,348	50.58	67.29	456,985
	2020	25-Feb-2022	26,876	62.12	67.29	138,949
	2021	23-Feb-2022	26,934	62.59	67.59	134,670
					Total	973,770
Daniel R. Fishbein	2018	27-Feb-2022	10,779	$53.96	67.29	143,684
	2019	26-Feb-2022	15,952	$50.58	67.29	266,558
	2020	25-Feb-2022	16,126	$62.12	67.29	83,371
	2021	23-Feb-2022	17,093	$62.59	67.59	85,465
					Total	579,078

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Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Jacques Goulet	2018	27-Feb-2022	9,816	53.96	67.29	130,847
	2019	26-Feb-2022	14,689	50.58	67.29	245,453
	2020	25-Feb-2022	17,850	62.12	67.29	92,285
		04-Dec-2022	8,962	57.16	63.54	57,178
	2021	23-Feb-2022	22,100	62.59	67.59	110,500
					Total	636,263
					Total	2,835,685

•	Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the previous trading day if the vesting date falls on a weekend or holiday
•	Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Aggregate option exercises for the year ended December 31, 2022

The following table shows, for each NEO, the number of common shares acquired through option exercises during the year ended December 31, 2022 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Kevin D. Strain	27,391	597,678
Manjit Singh	–	–
Stephen C. Peacher	–	–
Daniel R. Fishbein	11,781	284,909
Jacques Goulet	–	–

Share awards

The table below shows the total Sun Shares vested and paid out to each NEO in 2022. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price.

Named executive officer	Grant date	Sun Shares accrued (#)	Performance factor	Vesting price ($)	Value received on vesting ($)
Kevin D. Strain	Feb 26, 2019	31,362.08	164%	67.42	3,467,668
Manjit Singh	–	–	–	–	–
Stephen C. Peacher	Feb 26, 2019	53,652.17	164%	67.42	5,932,256
Daniel R. Fishbein	Feb 26, 2019	31,296.91	164%	67.42	3,460,462
Jacques Goulet	Feb 26, 2019	28,819.36	164%	67.42	3,186,522

•	Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

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The table below shows how we calculated the performance factor for the 2019 Sun Share awards (for the performance period from 2019 to 2021, and paid out in early 2022).

				Relative Peer TSR Performance

Performance cycle	Peer groups	Weight		Below threshold	Threshold	Target (peer avg.)	Maximum	SLF TSR	Actual TSR multiplier

2019 – 2021	North American Insurance	75%	TSX	< 2.9%	2.9%	12.9%	22.9%	17.8%	150%
			NYSE	< 3.4%	3.4%	13.4%	23.4%	19.7%	163%
	Canadian Banks	25%	TSX	< 4.0%	4.0%	14.0%	24.0%	17.8%	138%
2021 Multiplier – payout factor (50% weight) 0%					25%	100%	200%		151%

2018 – 2020	North American Insurance	75%	TSX	< -16.9%	-16.9%	-6.9%	3.1%	7.7%	200%
			NYSE	< -17.1%	-17.1%	-7.1%	2.9%	6.8%	200%
	Canadian Banks	25%	TSX	< -9.0%	-9.0%	1.0%	11.0%	7.7%	168%
2020 Multiplier – payout factor (25% weight) 0%					25%	100%	200%		192%

2017 – 2019	North American Insurance	75%	TSX	< -6.1%	-6.1%	3.9%	13.9%	11.0%	171%
			NYSE	< -5.9%	-5.9%	4.1%	14.1%	11.5%	175%
	Canadian Banks	25%	TSX	< -1.1%	-1.1%	8.9%	18.9%	11.0%	121%
2019 Multiplier – payout factor (25% weight) 0%					25%	100%	200%		160%

Overall weighted average performance factor									164%

Non-equity incentive plan compensation

See Annual incentive plan starting on page 80 for more information.

Named executive officer	Target award ($)	Business results	Individual multiplier	Final award ($)
Kevin D. Strain	1,500,000	95%	120%	1,710,000
Manjit Singh	800,000	95%	120%	912,000
Stephen C. Peacher	1,951,950	106%	120%	2,482,880
Daniel R. Fishbein	1,171,170	126%	125%	1,844,593
Jacques Goulet	800,000	103%	118%	972,320

•	Target Award pro-rated for active employment is used to calculate AIP (subject to any sign-on provisions for the initial year of employment).
•

The business results for the CEO and CFO are based 100% on total company performance. For the other NEOs (excluding the President, SLC Management), the business results reflect 25% weighting on total company Reported EPS and 75% on relevant business group performance. Business group performance is measured using Underlying earnings, VNB (AIP basis) and Client measures. For the President, SLC Management, AIP is based on SLC Management business group results.

•	The AIP total company performance factor is 95%, including a positive discretionary adjustment to 1) offset a negative accounting impact related to the divestiture of the U.K. business that was not

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included in the Business Plan due to uncertain timing of the transaction, 2) moderate some of the outsized, negative impact of external factors on Reported EPS, and 3) recognize multiple strategic initiatives, including the U.K. divestiture, were executed to drive growth and long-term value for shareholders. This result is down from our 2021 factor of 143%, reflecting mixed performance results on financial measures and solid outcomes on Client measures.

•

AIP business group performance factors reflect a range of outcomes, with overall 2022 scores for NEO business group Presidents all exceeding target, generally reflecting strong business group underlying earnings performance.

The table below shows how we calculated the performance factor for total company business results. Underlying EPS removes from Reported EPS the impacts of items that create volatility in our results under IFRS and as defined in Section L - Non-IFRS measures in our 2022 MD&A filed with Canadian securities regulators. VNB (AIP basis) excludes the asset management business and is measured on a constant currency basis.

						What we achieved in 2022
Primary measures	Weighting	Below threshold	Threshold	Target	Maximum	Result
Reported Earnings per share	25%	< $4.10	$4.10	$5.86	$7.03	$5.21	Below Target
Payout factor		0%	25%	100%	200%		72%
+
Underlying Earnings per share	25%	< $4.48	$4.48	$6.40	$7.68	$6.27	Below Target
Payout factor		0%	25%	100%	200%		95%
+
Value of new business (AIP basis)	25%	< $970	$970	$1,386	$1,663	$1,253	Below Target
Payout factor		0%	25%	100%	200%		76%
+

Client measures	25%	Assessment of Client Index scores and performance on key Client Business Outcomes					Above Target
Payout factor		0%	50%	100%	150%		109%
Overall calculated payout factor							88%
+

Business performance scorecard	A mechanism to conduct a comprehensive look back on performance and alignment with shareholder experience (up to ±20%)			A positive discretionary adjustment to moderate factors impacting reported EPS and recognize significant outcomes on multiple, strategic initiatives			7%
+

Risk, Compliance and Control	Results reviewed for any risk, compliance and control considerations (neutral to negative and can lower results to zero)			No adjustment			–%
=
Final performance payout factor		0%	25%	100%		200%	95%

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In addition to these objectives and values outlined in the previous table, highlights of our performance in 2022 are provided on page 64.

You can find more information about our business segment results in our 2022 MD&A.

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each NEO as at December 31, 2022.

We used the same actuarial methods and assumptions in 2022 that we used to calculate the pension liabilities and annual expenses in our 2022 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual lifetime pension		Accrued obligation at start of year ($)	Compensatory change ($)	Non- compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Kevin D. Strain	25.1	571,000	875,000	11,301,000	425,000	-3,051,000	8,675,000
Manjit Singh	–	–	–	–	–	–	–
Stephen C. Peacher	–	–	–	–	–	–	–
Daniel R. Fishbein	–	–	–	–	–	–	–
Jacques Goulet	–	–	–	–	–	–	–

•	Credited service is the actual years of service with the company as of December 31, 2022 used for purposes of the Canadian defined benefit plan.
•	Figures for annual lifetime pension at age 65 are based on the NEO’s pensionable earnings up to December 31, 2022.
•

Accrued obligation is the actuarial value of projected defined benefit obligations for service to December 31, 2021 and December 31, 2022. The values have been determined using the same actuarial assumptions and methods as those used to determine the year-end pension plan obligations disclosed in the “Fiscal Year 2021 Financial Statement and Disclosure Information report required under IAS19 and the 2022 expense estimates for Canadian Benefit Programs” dated January 2022 and in the upcoming “Fiscal Year 2022 Financial Statement and Disclosure Information report required under IAS19 and the 2023 expense estimates for Canadian Benefit Programs”. The actuarial opinion in the aforementioned disclosure reports is also applicable to the results presented herein. The accrued obligation assumes a Named Executive Officer will achieve target bonus. The difference between the accrued obligation at the end of 2021 and 2022 is attributable to the compensatory cost detailed in the chart, interest on the obligations, the impact of changes to the accounting assumptions, and other actuarial gains and losses.

•

Compensatory change is the defined benefit service cost for 2022 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2022 and the actuarial assumptions used for the year.

•	Differences between actual future compensation and increases assumed for purposes of valuation, (as well as other plan experience differing from assumptions), will be reflected in future valuations.
•

Non–compensatory change represents the change in pension obligation based on non–compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. The negative non-compensatory change for Mr. Strain in 2022 is primarily due to increases in market interest rate in 2022 which decreases the accrued obligation.

•

Per “Amendment Number 6 to the Sun Life Assurance Company of Canada Canadian Non-Registered Pension Plan” which became effective on December 31, 2022, the total annual retirement income payable of Mr. Strain upon his retirement shall not exceed $1.4M. This “Pension Cap” has been reflected in the accrued obligation at December 31, 2022.

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Defined contribution plans

The table below shows the defined contribution pension plan values for each NEO as at December 31, 2022.

Named executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Kevin D. Strain	628,375	10,260	608,109
Manjit Singh	51,302	137,660	192,347
Stephen C. Peacher	8,127,766	394,328	7,041,159
Daniel R. Fishbein	2,764,168	290,058	2,585,172
Jacques Goulet	539,695	146,423	612,325

•

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.263 as of January 1, 2022, 1.355 as of December 31, 2022, and the 2022 average rate of 1.301 for amounts other than beginning and ending balances.

•

Compensatory amounts shown for Mr. Strain, Mr. Goulet and Mr. Singh represent our matching contributions to the Canadian defined contribution plan. The amounts shown for Mr. Peacher and Mr. Fishbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

•	Accumulated values include net investment earnings and employee contributions.

Termination and change of control benefits

Change of control

We have change of control agreements with our NEOs so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

If employment is terminated without cause within three years of the change of control (double trigger), benefits are paid as follows:

•	24 months of annual pay and incentive compensation from the date of termination
•	mid and long-term incentive awards vest (prorated for Mr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans
•

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

We define change of control as:

•

a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Mr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete,

•	the sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate (except for Mr. Fishbein), or
•	the acquisition by a non-affiliate of more than 20% (30% for Mr. Fishbein) of the voting shares of SLF Inc. or Sun Life Assurance.

If the majority of the assets of SLF Inc., Sun Life Assurance, or our U.S. business are sold, it constitutes a change of control for Mr. Fishbein.

When there is a change of control:

•

Sun Shares vest and are paid on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger) prior to the normal payment date (which is a maximum of three years from the grant date) and are otherwise paid on the normal payment date under the terms of the plan,

•	any unvested DSUs vest, and vested DSUs are paid either when the executive leaves the organization or on the normal payment date, whichever is earlier,

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•	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

Employee agreements

The table below summarizes our contractual agreements with the NEOs who are actively employed as of December 31, 2022:

Nature of termination	Who it applies to	Type of arrangement

Termination (without cause)	Manjit Singh	• Entitled to receive 24 months’ compensation in lieu of notice consistent with our practice pertaining to base salary and annual cash incentive at the time.

Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein

•   Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our NEOs, termination for cause results in the forfeiture of outstanding unvested share units and options, and can also result in a clawback of any or all of the incentive compensation received or realized in the previous 24 months where appropriate.

Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause

Salary	• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary

Annual incentive award	• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date

•  receive prorated award calculated from January 1 to the date of termination (assumes target performance)

•  24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

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Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause

Mid-term incentives	Sun Shares	• unvested awards forfeited

•  receive pro-rated portion of Sun Shares for active employment during performance period

•  paid immediately

•  valued using performance factor that includes any variables known at the time of termination

				• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • paid immediately • valued using performance factor that includes any variables known at the time of termination

	SLC Management Phantom Units	• unvested awards forfeited	• receive pro-rated portion of phantom units to reflect service from the grant date to termination date • unit value determined as of the termination date	• fully vest and paid at normal vesting date	• unvested units vest • unit value determined as of the termination date

Long-term incentives	Stock options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during the period; up to 60 months for the 2019 grant onward	• accelerated vesting of all options and up to 36 months to exercise vested options

DSUs		• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest

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Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause

Estimated pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans

Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or reemployment, whichever is earlier • outplacement counselling services (maximum $40,000 in CAD, or USD if paid in USD)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

For incentives granted on or after July 31, 2019:

•	Be at least 55 years old
•	Having 5 or more years of continuous service
•	Sum of age and years of service being at least 65
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Executive Sun Share plan.

For incentives granted before July 31, 2019:

•	Be at least 55 years old and have 10 years of continuous service
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Executive Sun Share plan.

The table below shows the estimated value of the incremental payments the NEOs would receive in each of the situations listed above, assuming a termination date of December 31, 2022.

U.S. values have been converted to Canadian dollars using an exchange rate of 1.263 as of December 31, 2022 for pension ending balances and the 2022 average rate of 1.301 for all other amounts. In the table:

•	termination (without cause) represents only contractually agreed upon severance amounts

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•	change of control assumes double trigger (change of control and termination without cause)
•	cash includes salary and annual incentives
•	vested and unvested awards include awards under the mid and long–term incentive plans.

Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2022
			Termination (without cause)	Retirement	Change of control

Kevin D. Strain	Cash:	–	–	1,500,000	6,500,000
President & Chief Executive Officer	Vested awards:	1,507,427	–	–	–
	Unvested awards:	–	5,635,267	10,480,206	10,480,206
	Pension:	6,758,109	–	–	2,555,000
	Perquisites:	–	–	–	100,008

	Total:	8,265,536	5,635,267	11,980,206	19,635,214

	Vested DSUs	–	–	–	–

Manjit Singh	Cash:	–	2,900,000	–	3,700,000
EVP & Chief Financial Officer	Vested awards:	–	–	–	0
	Unvested awards:	–	3,369,007	–	6,991,988
	Pension:	192,347	–	–	0
	Perquisites:	–	–	–	90,024

	Total:	192,347	6,269,007	–	10,782,012

	Vested DSUs:	1,731,085	–	–	–

Stephen C. Peacher	Cash:	–	1,003,160	1,500,000	8,223,865
President, SLC Management	Vested awards:	543,973	–	–	–
	Unvested awards:	–	5,825,117	9,780,134	9,780,134
	Pension:	7,041,159	–	–	–

	Perquisites:	–	–	–	87,178

	Total:	7,585,133	6,828,277	11,280,134	18,091,177

	Vested DSUs:	2,059,652	–	–	–

Daniel R. Fishbein	Cash:	–	780,697	900,000	5,211,185
President, Sun Life U.S.	Vested awards:	3,399,430	–	–	–
	Unvested awards:	–	3,827,462	6,219,157	6,219,157
	Pension:	2,585,172	–	–	–
	Perquisites:	–	–	–	87,178

	Total:	5,984,602	4,608,159	7,119,157	11,517,519

	Vested DSUs:	1,090,825	–	–	–

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Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2022
			Termination (without cause)	Retirement	Change of control

Jacques Goulet	Cash:	–	–	–	3,923,760
President, Sun Life Canada	Vested awards:	1,023,585	–	–	–
	Unvested awards:	–	5,037,819	–	8,507,380
	Pension:	612,325	–	–	–
	Perquisites:	–	–	–	90,024

	Total:	1,635,910	5,037,819	–	12,521,164

	Vested DSUs:	677,351	–	–	–

Mr. Peacher qualifies as retirement eligible because of his age and years of service. Mr. Fishbein is retirement eligible for incentives granted after July 31, 2019. This has the following effects:

•	the cash amount under Retirement represents an AIP award at target
•

unvested Sun Shares would fully vest for Mr. Peacher, be valued using the actual performance factor and be paid at the normal payment date. Mr. Fishbein’s unvested 2020, 2021 and 2022 Sun Shares would fully vest.

Aggregate compensation for Material Risk Takers

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as MRTs. We had 34 MRT positions in 2022, including members of our Executive Team, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit-and-loss accountability who have authority to materially impact the risk exposure of the organization. In 2022, 1 individual received a sign-on payment. The table below shows the total compensation granted, paid or outstanding for MRTs as of and for the year ended December 31, 2022. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the 2022 average annual exchange rate of 1.301.

	Annual fixed and variable compensation

		Annual incentives		Share-based incentives

						Outstanding

Compensation element	Salary	Cash	Deferred (DSUs)	Granted	Paid	Vested	Unvested	Sign-on payments	Severance payments

Aggregate value ($M)	15.2	19.6	0.1	41	40.6	29.6	89.7	2.1	—

•	Cash incentives for 2022 did not include any guaranteed payments
•	Annual incentives represent bonus earned for the 2022 performance year, paid in 2023, inclusive of business and individual performance results
•	Share-based incentives include the value of share units and options and any additional units credited as dividends on share units
•	Granted represents the value at grant in 2022
•	Paid represents the value received in 2022 when options were exercised and value at vesting, including performance adjustments for Sun Shares (i.e., performance share units)
•

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $62.85 for vested and unvested options and share units as at December 31, 2022

•	Sign-on payments represent cash and share unit commitments made upon hire to replace amounts forfeited from previous employer
•	Severance payments represent the value of benefits received on termination.

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The table below shows the change in value of outstanding MRT deferred compensation during 2022 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2022
	Aggregate value of deferred compensation at January 1, 2022 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2022 ($M)

Total	152.4	-8.1	-19.0	-3.0	122.3
Percentage change		-5.3%	-12.5%	-2.0%	-19.7%

•	Aggregate value at January 1, 2022 reflects the value of outstanding share units and options
•

Explicit adjustments reflect the interim performance factor estimates for the 2020, 2021 and 2022 awards approved by the board in February 2023. This would also include clawbacks if applicable, but none were applied in 2022

•	Implicit adjustments reflect the impact of changes in share price and accumulated dividends
•	Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, forfeited units and option exercises during 2022
•	Aggregate value at December 31, 2022 reflects the impact of explicit, implicit and other adjustments during 2022 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2022. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	3,588,520	$58.51	3,214,108

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Other information

Loans to directors, executives and employees

We do not grant or guarantee personal loans to our directors and executive officers. The information in the table below is as at February 28, 2023 and shows: (i) the total loans outstanding to current and former employees from SLF Inc. or our subsidiaries; and (ii) the total loans outstanding to current and former employees of a subsidiary of SLF Inc. from other entities where such loans have been made to facilitate investments by those employees in certain funds managed by the subsidiary and the subsidiary has guaranteed those loans.

	Total outstanding loans

Purpose	Payable by Employees/ Former Employees to Sun Life or our subsidiaries ($)	Payable by Employees/ Former Employees to another entity ($)

Securities purchases	$486,000	$13,857,570
Other	$2,928,182	–

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of SLF Inc. and our subsidiaries in circumstances where the company cannot provide indemnification. The current policy runs from November 1, 2022 to October 31, 2023 with coverage of up to $210 million. We pay a premium of approximately $1.2 million and there is no deductible.

For more information

You can find recent financial information about SLF Inc. in our consolidated financial statements and MD&A for the year ended December 31, 2022. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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Schedule A: Shareholder proposal

The Salal Foundation of 185-911 Yates St., Suite 561, Victoria, BC V8V 4Y9, represented by Investors for Paris Compliance (I4PC) has submitted the following proposal:

Proposal No. 1

Resolved: Shareholders request that Sun Life produce a report, at reasonable expense and omitting confidential information, documenting the health impacts and potential insurance implications of its investments in fossil fuels on its current and future client base. The report should be reviewed by independent experts to add credibility.

Supporting Statement

As a health and life insurer, Sun Life’s stated purpose is “to help our clients achieve lifetime financial security and live healthier lives.” On its home page under “Why choose Sun Life?” the company answers: “We’re building sustainable, healthier communities for life.”1

Yet, as an asset owner and asset manager, Sun Life via its subsidiaries invests tens of billions of dollars in fossil fuels. Sun Life is the largest Canadian investor in companies on the Global Coal Exit List, at US$11.9 billion in 2021.2 An independent study of Sun Life’s financed emissions estimated them at 222 million tonnes of carbon dioxide equivalent, nearly the combined entire emissions of Ontario and Quebec.3

Fossil fuel use has a range of direct adverse health impacts via air pollution and indirect health impacts via climate change, for example:

•	The Government of Canada finds coal combustion impacts include asthma, respiratory diseases, and hundreds of thousands of premature deaths worldwide.[4]
•	A 2022 Lancet Journal study found the costs of premature mortality due to air pollution amounted to US$2.3 trillion in 2020, the equivalent of 2.7% of gross world product.[5]
•	The same study found heat-related deaths increased by 68% since 2000 and global
•	heat-related mortality was estimated to cost $144 billion in 2021, equivalent to the average income of 12.4 million people. A “heat dome” killed over 600 people in British Columbia in 2021.[6]
•	A national assessment of climate and health by the Government of Canada concludes: “Health risks will increase as warming continues, and the greater the warming, the greater the threats to health.”[7]

Sun Life has pledged to reach net zero in its financed emissions by 2050, but to date only its subsidiary InfraRed has a fossil fuel exclusion, calling it “vital to drive this transition.”8 Other subsidiaries continue to invest in fossil fuels with no timelines for change, driving the adverse health impacts listed above, and hindering Sun Life’s transition to net zero.

The contradiction between Sun Life’s stated purpose and its investments in fossil fuels represents a business risk. Its uneven approach to fossil fuels across its subsidiaries represents a governance risk and compliance risk as financial regulators develop guidance to address climate change, as the Office of the Superintendent of Financial Institutions is now doing.9

Investors require more disclosure regarding the nature of this business risk, including information about the potential client base in the emerging markets that Sun Life is currently targeting for growth and where climate and health impacts are more extreme.10

We respectfully request that shareholders vote for this proposal.

[1]	https://www.sunlife.ca/en/
[2]	https://www.coalexit.org/
[3]	https://www.investorsforparis.com/insuring-the-climate-crisis/
[4]	https://www.canada.ca/en/services/environment/weather/climatechange/canada-international-action/coal-phase-out.html#toc3
[5]	https://www.lancetcountdown.org/2022-report/
[6]	https://news.gov.bc.ca/releases/2022PSSG0035-000911
[7]	https://changingclimate.ca/site/assets/uploads/sites/5/2022/02/CCHA-REPORT-EN.pdf
[8]	https://www.ircp.com/sites/default/files/2022-05/infrared_exclusion_policy_2022.pdf
[9]	https://www.osfi-bsif.gc.ca/Eng/fi-if/rg-ro/gdn-ort/gl-ld/Pages/b15-dft.aspx
[10]	https://foreignpolicy.com/2022/08/24/extreme-weather-asia-climate-change-floods-droughts-heatwave/

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Board response to Proposal 1:

Sun Life is committed to being part of the climate solution. Meaningful climate action aligns with our values and is essential to achieving our Purpose to help our Clients achieve lifetime financial security and live healthier lives. In 2021, we set out our goal of achieving net zero greenhouse gas (GHG) emissions in our investments and operations by 2050. In 2022, we focused efforts on setting interim targets and implementation plans toward achieving this goal. Four of our asset management businesses had their interim targets approved by the Net Zero Asset Managers initiative: MFS Investment Management, BentallGreenOak, InfraRed Capital Partners and SLGI Asset Management. At the same time, we have undertaken extensive efforts to develop our baseline GHG profile for our general account (GA) investments–spanning multiple asset classes and geographies–and developed a climate strategy for the GA. We have also set a first round of interim net zero targets 11 for 2030, from a 2019 baseline: a minimum 40% reduction in carbon intensity for listed corporate bonds, 50% reduction in carbon intensity for listed equities, and a 50% reduction in carbon intensity for the BGO Sun Life Real Estate Equity Fund. We have already commenced the hard work of delivering on these promises and we will continue to scale up our efforts towards net zero.

We are committed to working together across industries, with our Clients, investees and other stakeholders to contribute to help solve the global challenge climate change presents. We recognize that we do not yet have all the answers to this complex topic, and we welcome opportunities to engage in constructive conversations and engagements with a variety of stakeholders as we seek to advance this critical work as we have been with I4PC since 2022.

Using our own investments and our influence as an asset manager, we seek opportunities to drive the transition to a low-carbon and more inclusive economy. We invest proactively in assets and businesses that support the transition to a lower-carbon economy. Examples include renewable energy, energy efficiency, sustainable buildings and clean transportation. We set a goal of $20 billion in new sustainable investments from 2021-2025 in assets and businesses that support that transition. We have already made meaningful progress. New sustainable investment in 2022 totaled $6.5 billion, bringing our total progress towards our goal to $14.2 billion.

We assess climate-related impacts on our businesses and investments with the aim of prudently managing them to realize our commitments, while acknowledging the challenges of uncertainty and imperfect data to inform such decisions. Improvements in emissions data and in methodologies for assessing climate-related risks and opportunities, including the impacts and implications of investments in fossil fuels, will continue to help us enhance our climate transition plans. However, we also believe that a successful energy transition requires affordable, accessible and reliable energy to meet society’s needs today while accelerating action to a net-zero future. That’s why we are committed to working with the companies in which we invest in to support them in this critical transition to a low-carbon economy.

We believe our climate strategy must be considered holistically based on a full and reasoned analysis of Sun Life’s overall business strategy, our approach to risk management, the interests of various stakeholders and the best allocation of resources over the long-term. The board and management are actively involved in sustainability and climate strategy oversight. The proposal would constrain the exercise of the board’s business judgment by dictating how Sun Life’s climate and broader sustainability strategy should be managed to best meet its Purpose. Given the importance of sustainability to Sun Life’s overall strategy, the board must be able to exercise its best judgment in these matters.

Furthermore, the proposal is unlikely to result in the reporting of meaningful information for investors. As stated by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), investors want information about climate-related risks and opportunities that is consistent, comparable, reliable and clear. That is why Sun Life supports climate-related disclosure aligned with the TCFD’s recommendations, which provide a consistent and comparable framework for climate-related reporting across organizations and jurisdictions. In contrast, the proposal does not reference any existing framework for the requested disclosure, nor does it seek information that investors could easily compare to equivalent information from other organizations. Rather, the proposal asks Sun Life to speculate and report on a complex, bespoke and possibly unanswerable question – i.e., whether and how specific future emissions from companies in which Sun Life invests will result in specific health impacts to Clients that will result in insurance claims now and in the future. We are not aware of any industry standard for

[11]	Refer to our Net Zero by 2050 report for further details on target setting methodology.

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analyzing or reporting on this question and it is not required by current regulatory proposals such as OSFI’s proposed guideline B-15 which the proposal cites. We believe the pressing need for meaningful climate action should guide our efforts and resources towards areas where we can have the most material impact. Making significant, measurable progress on limiting global greenhouse gas emissions must be a priority for this decade, to avoid the worst consequences of a changing climate. Preparation of the report requested would require Sun Life to expend funds and resources to produce a document that would not provide meaningful information; it would divert resources and fail to serve the best interests of Sun Life and its stakeholders.

Our prudential regulator, the Office of the Superintendent of Financial Services (OSFI) in March published Guideline B-15: Climate Risk Management. It sets out detailed expectations on climate risk management for federally regulated financial institutions (FRFIs). This Guideline addresses prudential oversight of these risks, governance expectations and specific comparable disclosures. Compliance with the final Guideline is a significant area of focus for Sun Life.

The board respectfully requests that shareholders vote AGAINST this proposal given Sun Life’s existing sustainability strategy and commitments, the pending regulatory guidance from OSFI, the hiring of a climate team under our Chief Sustainability Officer (VP, Climate Change & Environmental Impact; AVP, Climate Change Risk, AVP Climate & Environment Performance, AVP Climate & Environment PMO; Director, Scope 3 Emissions, Director, Climate & Environment Business Group Strategy were all hired in the past nine months), our in-depth sustainability disclosure, the comprehensive governance structure we have put in place to monitor and manage climate-related issues, including those related to the direct and indirect impacts of investments in fossil fuels, the limited utility in the production and disclosure of a costly report on a topic for which there is not a well-recognized framework for clear, consistent and comparable reporting, and the active role of the board and management in sustainability and climate strategy oversight.

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Sun Life

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At Sun Life, we believe that being accountable for the impact of our operations on the environment is one part of being a trusted and responsible business. The adoption of “Notice and Access” to deliver this circular to our shareholders has resulted in significant cost savings as well as the following environmental savings: 540 35 lbs 251,350 16,825 lbs 46,340 lbs 250 mil. BTUs Trees water gallons of solid waste greenhouse of total pollutants water gases energy This circular is printed on FSC® certified paper. The fibre used in the manufacture of the paper stock comes from well-managed forests and controlled sources. The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this circular have been calculated and offset by Carbonzero. Being a sustainable company is essential to our long-term business success. Learn more at sunlife.com/sustainability 1 York Street, Toronto, ON Canada, M5J 0B6 sunlife.com MIC-1-2023 Sun Life MIX Paper from responsible sources FSC® C132107 czc-1531-2102-2012